GRACO

STAYING POWER

Yesterday - Today - Tomorrow

Annual Report 200

Corporate Mission

Graco's mission is to generate sustained profitable growth to benefit its customers, employees, shareholders and communities. We will be the world's leading supplier of fluid management products and packages in the markets we target.

Corporate Vision

We will grow revenues by 10 percent and net earnings by 12 percent per year. We will significantly grow sales outside North America by opening new markets, offering new products and improving business processes. Graco's goal is to have at least 30 percent of each year's revenues from products introduced in the last three years and to have at least 5 percent of each year's revenues from sales in markets entered in the last three years. We will actively pursue focused strategic acquisitions where we can add significant value.

Corporate Profile

Founded in 1926, Graco is a world leader in fluid handling systems and components. Graco products move, measure, control, dispense and spray a wide range of fluids in Industrial, Contractor and Lubrication applications. The Company's success is based on its unwavering commitment to technical excellence, world-class manufacturing and superior customer service. Working closely with specialized distributors, Graco offers products that set the quality standard for spray finishing, paint circulation, lubrication, sealants and adhesives, and contractor power equipment. Graco's ongoing investment in fluid management and controls will continue to provide innovative solutions to a diverse global market. The Company has its corporate headquarters in Minneapolis, Minnesota, and employs approximately 2,200 people worldwide. Graco common stock (ticker symbol: GGG) is listed on the New York Stock Exchange.




$900
800
700
600
500
400
300
200
100
0
535.1
605.0
731.7
816.5
841.0
2003
2004
2005
2006
2007

Net Sales


$160
140
120
100
80
60
40
20
0
86.7
108.7
125.9
149.8
153.0
2003
2004
2005
2006
2007

Net Earnings

Letter To Shareholders

Graco's 2007 strong double-digit sales growth in Europe and Asia Pacific helped offset weakness in North American housing related businesses. I am confident that our efforts to grow the global sales of Graco will continue to drive positive results for employees and shareholders in the years to come.

2007 Business Review

Some of this year's highlights include:

- Record sales of $841 million, up 3 percent from 2006
- Record net earnings of $153 million, up 2 percent from 2006
- Record earnings per share of $2.32, up 7 percent from 2006
- Repurchased approximately 5.9 million shares of stock
- Paid dividends to shareholders of $43 million
- Successful first full year of operation of our new assembly plant in Suzhou, China
- Installed new automated production and warehouse equipment at the David A. Koch facility in Rogers, Minnesota
- Consolidated Lubrication operations in our new 207,000 square foot facility in Anoka, Minnesota
- Completed a building expansion at our North Canton, Ohio and Sioux Falls, South Dakota manufacturing facilities
- Signed an agreement to acquire the GlasCraft division from Cohesant Technologies, Inc.

Graco is a strong company and our growth will continue. To achieve this, we are focused on expanding distribution, penetrating new markets, developing new products and making strategic acquisitions.

Global Expansion is Key to Stability

In 2007 Graco continued to build it's global presence with significant investments in Europe and Asia. We enter developing markets early with products engineered to meet specific customer needs. Our expanding international network of distributors drives incremental growth. Our goal remains the same worldwide — combine Graco's proven quality and leading technology with strong distributor partners to create market leadership in targeted areas.

Our distribution network continued to expand and get stronger in 2007. Superior sales force, customer service, technical assistance, training and marketing programs provide ongoing support for our international distributor network.

We have thousands of authorized distributors promoting and selling Graco products in over 100 countries and we continue to add more qualified distributors to represent our product lines.

- Graco added more than 100 industrial distributors and 90 paint store outlets in targeted growth areas in Europe. Specialized distribution and Graco sales application groups have created room for further focused business opportunities in the region.
- To meet demands in the Asia Pacific region, we opened new offices in India and Vietnam and added 150 new distributors in the last two years.

Product Development Spurs Growth

Our customers demand products that improve their productivity, eliminate waste, or improve throughput. Marketing and engineering work closely with our customers to determine needs and develop superior products that deliver these benefits.

New products drive incremental sales and/or protect our leading market positions and are an important component of our organic growth.

Graco's objective is to generate 30 percent of our annual revenue from products introduced during the past three years. In 2007, we invested $30 million in product development, which represented 3.6 percent of our net sales. Twenty-one percent of our 2007 revenue came from products that were introduced within the last three years.

- In 2007, we completed the integration of the Gusmer and Graco product lines and emerged with the broadest platform of foam spraying systems for insulation contractors in the world.
- Our Contractor segment launched the first two-in-one FinishPro™ series of fine finish sprayers, which allow users to spray low-viscosity fine finish materials at lower pressures in air-assisted airless mode or paints and other heavier materials in airless mode.
- Graco's Process business in the Industrial segment increased substantially in 2007, spurred by the launch of a new series of FDA-compliant sanitary diaphragm pumps.

New Markets

One of Graco's key business goals is to generate at least five percent of each year's sales from markets that we entered during the past three years. We search for new markets that leverage our strengths, including manufacturing, product development, global distribution, and management discipline. A fact-based, ROI-driven plan manages risk and measures our success.

- Our Industrial segment aggressively pursued several new markets in 2007. The Process group has strong initiatives underway to meet the sanitary market needs in Europe. Targeted industries include food and beverage processors and cosmetic and pharmaceutical manufacturers.
- In our Finishing business we are expanding our share of the custom wood manufacturing segment through specialized, market-focused distributors and new product development.

Acquisitions

Expansion into new markets through acquisitions is one of Graco's key business goals. Acquisition candidates are companies within our sphere of knowledge that increase shareholder value. Ideal businesses are ones where we can leverage our distribution channel, our manufacturing skills and our engineering expertise. In November, we announced an agreement to purchase the GlasCraft division from Cohesant Technologies, Inc. in 2008. GlasCraft manufactures dispense systems for polyurethane foam, polyurea coatings and composites.

In 2007, we completed the consolidation of Lubriquip, Inc., a business we acquired in 2006, into our Lubrication Equipment operations. With Lubrication operations centralized at our new facility in Anoka, Minnesota, we will experience the benefits of improved operational efficiencies, faster launch times and stronger margins.

Summary

The downturn in the U.S. housing market affected a portion of Graco's business, causing 2007 results to fall short of our near-term goals. That said, Graco's broad and growing product line and global distribution channel offer a measure of stability and tremendous growth potential. Our geographic diversity, particularly our leading role in expansive Asia Pacific and European markets, provides a steady source of new sales. Finally, our products serve a great diversity of end markets, many of which are providing excellent income streams.

Throughout our more than 80-year history, Graco has weathered adverse regional, national and global events that have affected our business. We have endured each event, and in fact, have become even stronger. Our strategies to develop new products, expand distribution and enter new markets have been successful for over eight decades, and we will continue on this proven path.

Patrick J. McHale,
President and Chief Executive Officer











At-A-Glance

Industrial Segment

The Industrial segment designs and markets products for the liquid finishing, process, sealants, adhesives, protective coatings and foam markets. In 2007, this business segment generated 53 percent of Graco's total sales, or $445 million, up 7 percent over 2006 sales. The customers for our liquid finishing and process products are primarily manufacturers that transfer fluids such as paints and chemicals. Our pumps move fluids from drums and tanks through our proportioning equipment to our spray guns and dispensers. Customers using our protective coatings equipment apply materials used for protecting surfaces like bridges, water towers and ships from the elements, as well as traditional foam insulation in residential, commercial and industrial buildings. The segment's sealant and adhesive equipment is used by manufacturers to bond and seal assembled parts.

Contractor Segment

The Contractor segment designs and markets sprayers used to apply paint, architectural coatings and texture materials, as well as sprayers for pressure cleaning. Distributors of our products sell to painting, roofing, texture, corrosion control, line striping contractors and trades people. Our equipment is highly regarded for its durability and ease of use, as well as its ability to deliver high-quality finishes at rapid production rates. In addition, the Contractor segment designs and markets a line of sprayers for the non-professional through the home center market. In 2007, the segment generated $307 million in sales, 36 percent of the Company's total sales, down 4 percent compared to the previous year.

Lubrication Segment

As a leader in the lubrication equipment industry for more than eight decades, Graco continues to expand its presence. The Lubrication segment designs and markets products to lubricate and maintain vehicles and in-plant equipment. It supplies products and systems to oil change facilities, service garages, fleet service centers, automobile dealerships, mines and manufacturing companies. This segment continued its push to expand its served market potential with the acquisition of Lubriquip, Inc. in 2006, a company that supplies products to the industrial and mobile lubrication markets. Sales from the segment have grown steadily and, in 2007, the segment generated $90 million in sales, constituting 11 percent of the company's total sales, up 13 percent over the previous year.



Executive Officers (left to right): Karen Gallivan, Jim Graner, Dale Johnson, Jeff Johnson, David Lowe, Simon Paulis, Chuck Rescorla, Mark Sheahan and Brian Zumbolo.

Products

Pumps and Sprayers
Air, electric, gas and hydraulic
- Transfer fluids to dispense and spray

Controls
Electronic and mechanical fluid control
- Manage flow, pressure and mix

Applicators
Automatic and manual dispense valves and spray guns
- Spray or dispense fluids

Accessories
Fittings, regulators, hoses
- Auxiliary components for complete product solutions

Key Markets Served

Industrial Equipment
- Aerospace
- Automotive/truck/bus assembly
- Automobile repair shops
- Process industries
- Farm and construction equipment
- General industrial assembly
- Medical/electrical
- Fabrication and molding
- Foam insulation contractors
- Industrial coating contractors
- Marine and rail
- Furniture
- Food

Contractor Equipment
- Painting and specialty contractors
- Ceiling and wall texture
- Remodeling
- Line striping

Lubrication Equipment
- Automotive machine tool
- General machine tool
- Natural gas transmission
- Automotive/truck/bus assembly
- General industrial assembly
- Food/beverage
- Pulp/paper
- On-road/off-road mobile
- Primary metals

Segment Sales


Lubrication Equipment
LED 11%
Industrial Equipment
IED 53%
CED 36%
Contractor Equipment

Global Sales


Asia Pacific
Asia Pacific 15%
Europe
Europe 26%
Americas 59%
Americas

AMERICAS



In 2007, the weak U.S. housing market was the single largest challenge to sales of construction-related Graco products. Other markets, however, were strong including aerospace, foam insulation and infrastructure.

Because many solid long-term growth opportunities exist in the Americas, Graco continues to invest in new product development, expand distribution networks and penetrate new markets to strengthen its leadership position.

Integrating Businesses

- We transferred Lubriquip operations from Cleveland, Ohio, and Madison, Wisconsin, to our new Lubrication Equipment Division facility in Anoka, Minnesota. The new facility houses Graco's entire lubrication infrastructure, including manufacturing, marketing, sales, engineering and training.
- We moved our mobile installation spray rig manufacturing and customer service functions from Mississauga, Ontario, to our North Canton, Ohio factory.

Product Highlights

- Diaphragm pump sales in the Americas grew in 2007. Gains were seen in sales of air-operated double diaphragm pumps and packages in the food processing, cosmetic, pharmaceutical, printing, and oil production sectors. Sales were spurred by new products targeting these expanding sectors.
- The aerospace industry used Graco sealant and adhesive equipment to seal windows, seams and rivets. We look forward to continued growth in this sector in 2008.
- In 2007, Graco introduced technology to automatically measure and mark parking lots and road lines using the new Auto-Layout LineLazer™ IV.
- Sales of PRO™ electrostatic spray guns increased throughout the Americas as the result of end users searching for technologies to reduce finishing costs, improve quality and reduce volatile organic compounds (VOC) emissions.
- Graco hosted its first North American Industrial Road Show, a mobile display in a customized tractor-trailer that made scheduled stops at 42 locations. The Road Show generated market awareness, increased sales, and gave nearly 2,000 industrial end users hands-on experience with Graco's industrial products.

Growth Opportunities

- We completed the integration of Gusmer and Graco product lines and emerged with the broadest platform of foam spraying equipment for insulation contractors in the world. Sales of Reactor® proportioners experienced double-digit growth in the Americas during 2007.
- We consolidated and standardized the number of electrical modules that monitor and control our products. Our new Graco control architecture allows us to decrease product development time and use electronics that have proven successful on other products. The modular design also creates a uniform operating system, which provides customers worldwide with a common interface.

From our modest beginnings in 1926 to our established position as a leader in the fluid handling market, Graco is proud to have its headquarters and build most of its products right in the heart of the U.S.A. Our ability to design, manufacture, warehouse, and support customers in the United States remains the bedrock on which our successful and growing worldwide enterprise stands.



Foam insulation being applied with a Graco Reactor proportioner and Fusion™ gun







ASIA PACIFIC



Asia Pacific is experiencing an economic expansion, due to favorable labor rates, construction of new factories, local consumer demand, and an overall boom in infrastructure. These macro drivers are the foundation for long-term growth for Graco.

An increase of 18 percent in the Contractor and Industrial segments resulted in record Asia Pacific sales in 2007. The region generated $125 million, which accounts for 15 percent of Graco's total 2007 sales.

Asia's economy was strong in 2007, especially in China and India, prompting high demand for Graco products. Product and market diversity contributed to robust growth and success in these emerging markets. Graco's factory in Suzhou, China, in its first full year of operation, met or surpassed all productivity and efficiency goals, and maintained all planned service levels.

Product Highlights

- Goods such as cameras, computers, cell phones and car electronics are some of the fastest-growing industries in the Asia Pacific region. Efforts in 2007 to position Graco's electronic proportioners and supply pumps as the systems of choice for these consumer manufacturers have paid off with double-digit growth.
- Contractors are using Graco airless sprayers throughout Beijing, China, to prepare for the 2008 Olympic Games.
- One of the world's largest producers of wind turbines for the fast-growing wind energy industry purchased Graco equipment for plants in India and China. The equipment dispenses plural component resins for making composite blades.
- The launch of Xtreme® Sprayers with NXT® Technology in China resulted in double-digit growth over previous sprayers, spurred by high sales to shipyards throughout the region.
- Our sales of precision adhesive dispensing systems doubled in Japan, Korea and China, meeting the demand generated by automotive manufacturers building new facilities.
- The launch of the Dyna-Star® 10:1 pump module for the mobile off-road automotive lubrication market resulted in triple-digit growth of this product family in Europe and Asia Pacific.

Growth Opportunities

Teaching contractors to transition from brush and roller application techniques to Graco sprayers is a key target for current and future sales growth.

- Graco opened its first Professional Spray Experience Center in Shanghai's largest construction material district. Featuring a Graco sprayer on a revolving display in the window, our storefront is an eye-catching standout on a street of paint suppliers. Contractors can see product demonstrations, as well as learn and practice spray techniques. This hands-on experience is paying off in sales of our contractor equipment.
- New apartment communities with 1,000 to 2,000 units are popular in China. Graco, working with contractors, has established model apartments in these communities that were painted with Graco sprayers. Other contractors are motivated to purchase spray equipment when customers see these models and give their business to contractors who offer the value and quality of spray application.

Building on our success in 2007, we will continue to grow our infrastructure and capabilities in the Asia Pacific region and will continue our strategy to expand our global presence.


Graco
Makes You More Professional
固瑞克使您更专业
GRACO
Professional Spray Experience Center
固瑞克专业喷涂体验中心

New Professional Spray Experience Center in Shanghai, China







EUROPE



Graco operations in Europe prospered in 2007 with double-digit growth in all segments. European sales grew to $216 million, a 23 percent increase over the region's 2006 sales, representing 26 percent of Graco's 2007 total sales.

A positive business environment in Europe, coupled with new product introductions and marketing strategies, strengthened sales throughout the region in 2007.

Product Highlights

- A new series of NXT pumps and sprayers generated strong sales in industrial and protective coatings markets especially in the Middle East, where end users need equipment that can pump and spray higher solids coatings and withstand harsh environments.
- Graco launched the PR70 Dispensing System, our first global two-component metering/mixing/dispensing platform. With this product, Graco grew its business in automotive and consumer electronics.
- The 2007 launch of E-Flo® electric pumps targeted manufacturers in need of high-volume paint circulating systems. This new technology helps manufacturers significantly reduce energy costs.
- Xtreme Mix™ plural component sprayers with Viscon® heaters were used to apply a protective coating on an oil pipeline in Abu Dhabi, United Arab Emirates. This product pairing lets contractors apply a uniform coating that cures rapidly, allowing exposed pipes to be backfilled within an hour.

Sales That Exceeded Expectations

- Graco Reactor foam sprayers set a fast sales pace with contractors as consumers became more familiar with the energy savings achieved by foam insulation.
- Sales of proportioners, spray guns and our new Xtreme Pumps with NXT Technology increased more than 20 percent over 2006 sales.
- The European sales for texture sprayers and line stripers grew respectively by 19 and 30 percent.

Growth Opportunities

- Our focus on service and training has been rewarded with a growing image of Graco's brand in Europe, resulting in new partnerships with major material manufacturers and retail organizations.
- Graco Europe established an electronic information system to communicate product and promotional information to distributors, and to send prospective end-users personalized information about Graco products and programs.
- Graco Europe also developed Road Shows with specially equipped trucks designed to introduce end users to Graco products. The Contractor and Industrial segments had four show trucks on the road simultaneously, logging nearly 2,600 product demonstrations.

With more new product introductions and launch activities on the horizon, we are confident that our strong presence in Europe and our growing business in the Middle East and Africa will ensure continued positive results for our shareholders – in 2008 and beyond.


GRACO

Graco's Xtréme NXT applying protective coatings at Al Jadaf shipyard in Dubai, The United Arab Emirates







Board of Directors

Lee R. Mitau
Chairman of the Board
Executive Vice President
and General Counsel,
U. S. Bancorp

William J. Carroll
Retired President,
Dana Corporation

Jack W. Eugster
Retired Chairman and
Chief Executive Officer,
Musicland Stores Inc.

J. Kevin Gilligan
Chief Executive Officer,
United Subcontractors, Inc.

Patrick J. McHale
President and
Chief Executive Officer
Graco Inc.

Marti Morfitt
Former President and
Chief Executive Officer,
CNS, Inc.

Mark H. Rauenhorst
Chairman and
Chief Executive Officer,
Opus Corporation

William G. Van Dyke
Retired Chairman,
Donaldson Company, Inc.

R. William Van Sant
Operating Partner,
Stone Arch Capital

Management

Patrick J. McHale
President and
Chief Executive Officer

Karen Park Gallivan
Vice President, General
Counsel and Secretary

James A. Graner
Chief Financial Officer
and Treasurer

Dale D. Johnson
Vice President and
General Manager,
Contractor Equipment Division

Jeffrey P. Johnson
Vice President and
General Manager,
Asia Pacific

David M. Lowe
Vice President and
General Manager,
Industrial Products Division

Simon J. W. Paulis
Vice President and
General Manager,
Europe

Charles L. Rescorla
Vice President,
Manufacturing and
Distribution Operations

Mark W. Sheahan
Vice President and
General Manager,
Applied Fluid Technologies Division

Brian J. Zumbolo
Vice President and
General Manager,
Lubrication Equipment Division

Directory

Americas

Minnesota

Corporate Headquarters
Graco Inc.
Russell J. Gray Technical Center
88 – 11th Avenue Northeast
Minneapolis, Minnesota 55413
USA
(612) 623-6000

Mailing Address
Graco Inc.
Post Office Box 1441
Minneapolis, Minnesota 55440-144
USA

Riverside Office Complex
65 – 11th Avenue Northeast
Minneapolis, Minnesota 55413
USA

George Aristides Riverside Center
1112 – 1150 Sibley Street Northeast
Minneapolis, Minnesota 55413
USA

David A. Koch Center
20500 David Koch Avenue
Rogers, Minnesota 55374
USA

Anoka
1201 Lund Boulevard
Anoka, Minnesota 55303
USA

South Dakota
3501 North 4th Avenue
Sioux Falls, South Dakota 57104
USA

Ohio
Graco Ohio Inc.
8400 Port Jackson Avenue NW
North Canton, Ohio 44720
USA

Europe

Belgium
European Headquarters
Graco N.V.
Industrieterrein – Oude Bunders
Slakweidestraat 31
3630 Maasmechelen
BELGIUM

Spain
Gusmer Europe S.L.
Poligono Industrial Torrent de
Santa Magdalene
C/ Masia Nova, nº 3-5 Nave E
08800 Vilanova I la Geltru
Barcelona
SPAIN

United Kingdom
Liquid Control Limited
Stewarts Road
Finedon Road Industrial Estate
Wellingborough, Northants NN8 4RJ
UNITED KINGDOM

Asia Pacific

China
Graco Fluid Equipment (Shanghai) Co., Ltd.
Building 14#, 2nd Floor, Section B
No. 11, Xi Ya Road, Waigaoqiao
Free Trade Zone
Pudong New Area
Shanghai
THE PEOPLE'S REPUBLIC OF CHINA

Graco Fluid Equipment (Suzhou) Co., Ltd.
36 Qiming Road, EPZ B
288 Shengpu Road, SIP
Suzhou 215021
THE PEOPLE'S REPUBLIC OF CHINA

Hong Kong
Graco Hong Kong Limited
Flat B, 14th Floor
Hang Seng Causeway Bay Building
28-34 Yee Wo Street, Causeway Bay
Hong Kong Special Admin. Region
THE PEOPLE'S REPUBLIC OF CHINA

Japan
Graco K.K.
1-27-12 Hayabuchi
Tsuzuki-ku,Yokohama 224
JAPAN

Korea
Graco Korea Inc.
4th Floor, Choheung Bank Building,
1599, Gwanyang-Dong, Dongan-Ku
Anyang-City, Kyoungki-Province, 431-060
KOREA

Annual Meeting
Shareholders are cordially invited to attend the Annual Meeting, which will be held at 1:00 p.m., April 25, 2008, at Graco's headquarters:

George Aristides Riverside Center
1150 Sibley Street Northeast
Minneapolis, Minnesota 55413
USA

Corporate Inquiries
Investors may obtain the Graco Inc. annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports by visiting the Graco website at www.graco.com. Requests for financial publications can also be addressed to:

Graco Inc.
Attention: Investor Relations
P.O. Box 1441
Minneapolis, Minnesota 55440-1441
USA

Or call: (612) 623-6659

Graco is an equal opportunity employer. Graco's EEO policy is on the Company's website at www.graco.com.

Graco Inc. & Subsidiaries
10 Year Financial Summary

(In thousands, except per share amounts and other statistics)	2007	2006	2005	2004	2003	2002	2001	2000	1999	1998
Operations:										
Net Sales	$841,339	$816,468	$731,702	$605,032	$535,098	$487,048	$472,819	$ 494,373	$450,474	$440,585
Gross Profit	447,426	433,957	379,350	328,410	282,802	250,158	234,762	250,852	231,135	219,401
Percent of Sales	*53.2%*	*53.2%*	*51.8%*	*54.3%*	*52.9%*	*51.4%*	*49.7%*	*50.7%*	*51.3%*	*49.8%*
Operating Earnings	232,480	225,999	191,070	161,531	128,833	112,846	100,182	111,242	93,191	76,873
Percent of Sales	*27.6%*	*27.7%*	*26.1%*	*26.7%*	*24.1%*	*23.2%*	*21.2%*	*22.5%*	*20.7%*	*17.4%*
Net Earnings	152,836	149,766	125,854	108,681	86,713	75,625	65,266	70,108	59,341	47,263
Percent of Sales	*18.2%*	*18.3%*	*17.2%*	*18.0%*	*16.2%*	*15.5%*	*13.8%*	*14.2%*	*13.2%*	*10.7%*
Financial Position:										
Current Assets	$248,832	$238,983	$213,898	$227,226	$256,106	$240,524	$155,497	$143,742	$137,989	$131,320
Current Liabilities	125,877	128,929	111,581	96,773	187,947	80,214	73,253	81,841	78,263	82,966
Working Capital	122,955	110,054	102,317	130,453	68,159	160,310	82,244	61,901	59,726	48,354
Property, Plant & Equipment, Net	140,594	124,524	106,498	94,510	94,317	94,953	98,944	83,989	86,493	96,366
Total Assets	536,724	511,603	445,630	371,714	397,390	355,850	276,113	238,544	236,033	233,702
Long-term Debt (including current portion)	107,060	–	–	–	–	–	550	19,360	66,910	115,739
Shareholders' Equity	244,674	331,004	287,684	230,837	169,810	245,406	173,740	110,855	62,940	9,313
Capital (long-term debt plus shareholders' equity)	351,734	331,004	287,684	230,837	169,810	245,406	174,290	130,215	129,850	125,052
Cash Provided (used) By:										
Operations	$177,097	$155,629	$153,224	$122,908	$109,807	$95,673	$89,181	$82,209	$76,148	$77,109
Investing, excluding marketable securities	(38,157)	(64,402)	(131,472)	(19,164)	(28,772)	(11,958)	(45,885)	(9,678)	(17,833)	(9,761)
Financing	(138,293)	(102,541)	(65,123)	(153,833)	(69,843)	(5,660)	(28,641)	(68,558)	(56,255)	(77,519)
Other Data:										
Depreciation and Amortization	28,665	$26,046	$23,496	$17,808	$18,747	$18,080	$18,494	$15,452	$14,701	$13,736
Property, Plant and Equipment Additions	36,869	33,652	19,904	16,893	15,515	12,253	30,203	14,523	9,140	11,962
Per Common Share:[1]										
Basic Net Earnings	$2.35	$2.21	$1.83	$1.57	$1.25	$1.06	$0.94	$1.03	$0.87	$0.61
Diluted Net Earnings	2.32	2.17	1.80	1.55	1.23	1.05	0.92	1.01	0.84	0.60
Dividends Paid	0.66	0.58	0.52	1.87 [2]	0.22	0.19	0.18	0.17	0.13	0.13
Shareholders' Equity	3.95	4.95	4.21	3.35	2.46	3.44	2.48	1.62	0.91	0.14
Other Statistics:										
Sales Growth	3.0%	11.6%	20.9%	13.1%	9.9%	3.0%	-4.4%	9.7%	2.2%	3.9%
Return on Average Shareholders' Equity	53.1%	48.4%	48.5%	54.3%	41.8%	36.1%	45.9%	80.7%	164.3%	56.7%
Return on Average Capital	44.8%	48.4%	48.5%	54.3%	41.8%	36.0%	42.9%	53.9%	46.6%	32.5%
Long-term Debt/Capital	30.4%	0.0%	0.0%	0.0%	0.0%	0.0%	0.3%	14.9%	51.5%	92.6%
Current Ratio	2.0	1.9	1.9	2.3	1.4	3.0	2.1	1.8	1.8	1.6

(1) All per share data has been restated for the three-for-two stock splits.
(2) Includes the special one-time dividend of $1.50 per share declared December 12, 2003.

GRACO



STAYING POWER

Yesterday - Today - Tomorrow

2007 Form 10-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

[X] Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended **December 28, 2007**, or

[ ] Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the transition period from __________ to __________.

Commission File No. 001-09249

Graco Inc.

(Exact name of Registrant as specified in its charter)

Minnesota	41-0285640
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

88 –11th Avenue Northeast
Minneapolis, MN 55413
(Address of principal executive offices) (Zip Code)

(612) 623-6000
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:
Common Stock, par value $1.00 per share
Preferred Share Purchase Rights
Shares registered on the New York Stock Exchange.

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by a check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes_X_ No__

Indicate by a check mark if the registrant is not required to file reports pursuant to Section 13 of Section 15(d) of the Act. Yes__ No_X_

Indicate by a check mark whether the registrant (1) has filed all reports required to be filed by Section 13 of 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes_X_ No__

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K [ ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act (Check one): Large accelerated filer_X_ Accelerated filer__ Non-accelerated filer__ Smaller reporting company___

Indicate by a check mark whether the registrant is a shell company, as defined by Rule 12b-2 of the Act.
Yes___ No_X_

The aggregate market value of approximately 65,000,000 shares held by non-affiliates of the registrant was approximately $2.6 billion on June 29, 2007.

As of February 11, 2008, 61,120,603 shares of Common Stock were outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Company's definitive Proxy Statement for its Annual Meeting of Shareholders to be held on April 25, 2008, are incorporated by reference into Part III, as specifically set forth in said Part III.

INDEX TO ANNUAL REPORT

ON FORM 10-K

ACCESS TO REPORTS

Investors may obtain access free of charge to the Graco Inc. annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and other reports by visiting the Graco website at www.graco.com. These reports will be available as soon as reasonably practicable following electronic filing with, or furnishing to, the Securities and Exchange Commission.

PART I

ITEM 1 – BUSINESS

Our Company was originally incorporated in the state of South Dakota in 1926 as Gray Company, Inc. and in the state of Minnesota in 1947. It began business as a Minneapolis, Minnesota-based manufacturer of grease guns and lubricating pumps primarily for servicing vehicles. Our Company changed its name to Graco Inc. and first offered its common stock to the public in 1969. Today we provide fluid handling solutions to organizations involved in manufacturing, processing, construction and maintenance throughout the world.

Graco Inc. and its subsidiaries (which we refer to in this Form 10-K as us, we, our Company or the Company) sell a full line of products in each of the following geographic markets: the Americas (North and South America), Europe (including the Middle East and Africa), and Asia Pacific. Sales in the Americas represent approximately 60 percent of our Company's total sales; sales in Europe approximately 25 percent; and sales in Asia Pacific approximately 15 percent. Part II, Item 7, *Results of Operations* and Note B to the Consolidated Financial Statements of this Form 10-K contain financial information about these geographic areas. Our Company provides marketing, product design and application assistance to, and employs sales personnel in, each of these geographic markets. Subsidiaries located in Belgium, the People's Republic of China ("P.R.C."), Japan, and Korea distribute our Company's products in their local geographies. The majority of our manufacturing occurs in the United States, but limited lines of products are assembled in the P.R.C., the United Kingdom ("U.K.") and Belgium.

For more information about our Company, our products, services and solutions, visit our website at www.graco.com. The information on the website is not part of this report nor any other report filed or furnished to the Securities and Exchange Commission (SEC).

Business Segments

Our Company classifies its business into three reportable segments, each with a world-wide focus: Industrial, Contractor and Lubrication. Financial information concerning these segments is set forth in Part II, Item 7, *Results of Operations* and Note B to the Consolidated Financial Statements of this Form 10-K.

The equipment developed and distributed by our Company's segments is broadly described as fluid handling equipment. It is used to spray, dispense, measure and move a wide variety of fluids and semi-solids in a wide variety of applications in manufacturing, processing, construction and maintenance industries. Our Company's products enable customers to reduce their use of labor, material and energy, improve quality and achieve environmental compliance.

The development of technologically superior, multiple-featured, reliable products is a key strategy of our Company. Our Company strives to generate 30 percent of its annual sales from products introduced in the prior three years. In 2007, we generated 21 percent of our sales from new products. In 2006 and 2005, the percentage of sales represented by new products was 21 and 29 percent, respectively. Major product development efforts are carried out in facilities located in Minneapolis and Rogers, Minnesota, North Canton, Ohio and on Lubrication equipment in Suzhou, P.R.C. The product development and engineering group in each segment focuses on new product design, product improvements, applied engineering and strategic technologies for its specific customer base. Total product development expenditures for all segments were $30 million, $30 million and $27 million in 2007, 2006 and 2005 respectively.

Manufacturing is a key competency of Graco. Our Company invests significant resources in maximizing the quality, responsiveness and cost-effectiveness of our production operations by purchasing state-of-the-art equipment and doing most machining, assembly and testing in-house. Principal products are manufactured in vertically integrated focused factories and product cells. Raw materials and purchased components are sourced from suppliers around the world. The segments manage operations devoted to the manufacture of their product lines. Oversight and direction of manufacturing strategy is provided by our vice president of manufacturing and distribution operations. He also manages those factories not fully aligned with a single segment, the warehouses, customer service, and other shared corporate manufacturing functions.

Other primary objectives of our Company include the expansion of distribution, the penetration of new markets and the completion of acquisitions. These subjects are discussed below in the context of each segment's business operations.

Our Company's headquarters are located in a 142,000 sq. ft. facility in Minneapolis, Minnesota. In 2007, the visitors' entrance area was renovated and general office space was added. The facility is also occupied by the management, marketing and product development personnel for the Industrial segment. Information systems, accounting services and purchasing for our Company are housed in a 42,000 sq. ft. office building nearby.

A large percentage of our Company's facilities are devoted to manufacturing and distribution of the various products offered for sale by the business segments.

Products marketed by the Industrial segment are manufactured in owned facilities in Minneapolis, Minnesota (405,000 sq. ft. manufacturing/warehouse/office), Sioux Falls, South Dakota (149,000 sq. ft. manufacturing/office), and North Canton, Ohio (132,000 sq. ft. manufacturing/office), and leased facilities in Mississauga, Ontario (11,760 sq. ft. assembly/office) and Vilanova, Spain (29,000 sq. ft. manufacturing/warehouse/office). Limited lines of products are assembled in owned facilities in Suzhou, P.R.C. (79,000 sq. ft. assembly/warehouse/office), Wellingborough, U.K. (12,500 sq. ft. manufacturing/office) and Maasmechelen, Belgium (75,000 sq. ft. assembly/warehouse/office). During the first half of 2007, our Company ceased manufacturing in Vilanova, Spain. Products formerly manufactured there are now manufactured in Minneapolis. The lease on the Vilanova facility will terminate at the end of February 2008 and operations will move to a new facility (7,280 sq. ft. office/warehouse). The new facility will continue to warehouse and distribute products to Spanish customers. At the end of 2007, we announced that the mobile spray rig manufacturing and customer service functions would move from Mississauga, Ontario to North Canton, Ohio. The move was completed in January 2008. The lease for the Mississauga facility will expire at the end of June 2008. The lease for the Lakewood, New Jersey, facilities where Gusmer and Decker foam and polyurethane equipment was formerly manufactured terminated in April 2007. A 50,000 sq. ft. addition to the facility in North Canton was completed in March 2007. Some Industrial segment products are assembled for the European market in an owned facility located in Maasmechelen, Belgium, the site of our Company's European headquarters (75,000 sq. ft. assembly/warehouse/ office). A 50,000 sq. ft. warehouse addition to the Maasmechelen facility is expected to be completed in July 2008.

Products marketed by the Contractor segment are manufactured in owned facilities in Rogers, Minnesota (333,000 sq. ft. manufacturing/warehouse/office). Segment management, marketing, engineering, customer service, warehouse, shipping, sales and training are also located at the Rogers facility. The Sioux Falls, South Dakota, plant also manufactures spray guns and accessories for the Contractor segment.

During 2007, the Lubrication segment moved its manufacturing operations in Madison, Wisconsin, Cleveland, Ohio and Minneapolis, Minnesota and its segment management, marketing, engineering, customer service, warehouse, shipping, sales and training functions to an owned facility in Anoka, Minnesota (207,000 sq., ft. manufacturing/office). The lease for the facility in Madison terminated at the end of January 2008 and the sale of the owned facility in Cleveland is pending. A limited line of Lubrication products are being assembled in our owned facility in Suzhou, P.R.C. The output of the Suzhou plant is shipped to Minneapolis, Minnesota, for subsequent worldwide distribution. The plant is expected to produce products designed specifically for the Asia Pacific market sometime in the future.

Industrial Segment

The Industrial segment is the largest part of our Company's businesses and represents approximately 53 percent of our total sales. This segment includes the Industrial Products and the Applied Fluid Technologies divisions. These divisions were created in 2005. While both divisions market their equipment and services to customers who manufacture, assemble, repair and refinish products such as appliances, vehicles, airplanes, electronics, cabinets and furniture and other articles, the divisions focus on different fluids and application methods in these industries.

Most Industrial segment equipment is sold worldwide through general and specialized distributors, integrators and original equipment manufacturers. Distributors promote and sell the equipment, provide product application expertise and offer on-site service, technical support and integration capabilities. Integrators implement large individual installations in manufacturing plants where products and services from a number of different vendors are aggregated into a single system. Original equipment manufacturers incorporate our Company's Industrial segment products into the systems and assemblies that they supply to customers. In-plant polyurethane and Liquid Control™ equipment is sold through distribution and directly to manufacturers.

Industrial Products

The Industrial Products division focuses its development and sales efforts on three main product families: equipment to apply paint and other coatings to products such as motor vehicles, appliances, furniture and other industrial and consumer products; equipment to move and dispense chemicals and liquid and semi-solid foods; and equipment to refinish and repair automobiles.

Finishing equipment for applying paints, varnishes and other coatings includes paint circulating and paint supply pumps, plural component coating proportioners, various accessories to filter, transport, agitate and regulate the fluid, spare parts such as spray tips, seals and filter screens, and a variety of applicators that use different methods of atomizing and spraying the paint or other coating depending on the viscosity of the fluid, the type of finish desired, and the need to maximize transfer efficiency, minimize overspray and prevent the release of volatile organic compounds (VOCs) into the air.

We offer double diaphragm and piston transfer pumps to the chemical, petroleum, general manufacturing and food processing industries, pumps for sanitary applications including FDA-compliant 3-A sanitary pumps for use in dairies, diaphragm pumps, transfer pumps and drum and bin unloaders. Our sanitary pumps are used in pharmaceutical, cosmetic, beverage and food processing applications. Sharpe® spray guns are used in the refinishing of automobiles.

Applied Fluid Technologies

The Applied Fluid Technologies division directs its engineering, sales and marketing efforts toward three broad product families: equipment to apply high performance coatings and foam (protective coatings); equipment to apply sealants and adhesives; and equipment to create reaction injection molded polyurethane parts.

Our Company offers a full line of plural component proportioning equipment to apply foam and protective coatings to a wide variety of surfaces. The Reactor® line of plural component pumps is used to apply foam to insulate walls and roofs as well as apply polyurea to coat tanks, pipes, roofs, truck beds and foundations where accurate temperatures and pressures are required to achieve optimal results. The XtremeMix™ plural component sprayers provide on-demand mixing, ratio assurance and job site portability to spray high solid epoxies, urethanes and protective coatings with a short pot life. These pumps are incorporated into systems with our Company's heated hose, diaphragm supply pumps and Fusion® spray guns with accurate mix capability. The Reactor systems are also available installed in trailer rigs for mobility and flexibility at remote job sites.

Our Company offers pumps, applicators and accessories, to supply and precisely dispense sealants and adhesives in automotive assembly, furniture assembly, insulated glass and window manufacturing, bookbinding and other industrial assembly operations. The Therm-O-Flow® bulk hot melt drum unloader system was introduced during 2006 and among other uses, supplies adhesive to roll coaters used in the manufacture of tapes and labels. The line was expanded with a pail version in 2007 for use in the manufacture of insulating glass, carrying the CE mark to permit distribution in Europe. The Therm-O-Flow offers a new generation air motor called the NXT® with an embedded control structure (provides runaway protection, diagnostics and material usage data), modular air valve, and integrated air controls. The Liquid Control line of equipment meters, mixes and dispenses precision beads of sealants and adhesives and is customized for use in the electronics and automotive industries and in bonding, molding, sealing, doming and gasketing other products. In 2007, we introduced the Liquid Control™ PR70, the first meter, mix and dispense plural components system with Graco Control Architecture™ for quick troubleshooting and a compact modular design that is broadly configurable. In-plant polyurethane equipment and systems are used to reduce road noise and vibration in motor vehicles and to produce a wide variety of injection molded parts for automobiles, trucks, consumer products and general industrial use. Material suppliers and end-user customers play a significant role in the development of in-plant polyurethane systems for specific applications.

We work closely with major material manufacturers to identify and configure Graco equipment suitable for the handling of their materials. For example, our equipment is used to supply a catalyzed plastic resin for the formation of the blades used on turbines for generating electricity from wind and adhesive for cementing parts of the blades together.

Contractor Segment

The Contractor segment generated approximately 36 percent of our Company's 2007 total sales. This segment markets a complete line of airless paint and texture sprayers (air, gas, hydraulically- and electrically-powered), accessories such as spray guns, hoses and filters and spare parts such as tips and seals, to professional and semi-professional painters in the construction and maintenance industries. The products are distributed primarily through stores whose main products are paint and other coatings. Contractor products are also sold through general equipment distributors. A limited line of sprayers are distributed through the home center channel.

Contractor equipment includes a wide variety of sprayers, including sprayers that apply markings on roads, parking lots, fields and floors; texture to walls and ceilings; highly viscous coatings to roofs; and paint to walls and structures. Many of these sprayers and their accessories contain one or more advanced technological features such as micro-processor based controls for consistent spray and protective shut-down, a pump that may be removed and re-installed without tools, an easy clean feature, gas/electric convertibility, and an extremely durable pump finish. Continual technological innovation and broad product families with multiple offerings are characteristic of our Company's Contractor equipment business. Painters are encouraged to upgrade their equipment regularly to take advantage of the new and/or more advanced features. A new line of sprayers for the application of fine finishes to cabinets and other wood surfaces was introduced in 2007. The FinishPro™ air-assisted airless sprayer provides a finish quality comparable to high volume low pressure (HVLP) sprayers, the production speed of an airless sprayer and the ability to switch from airless to air-assisted airless with the flip of a switch. These sprayers are equipped with one of the first air-assisted airless spray guns that uses a reversible spray tip.

A large percentage of our Contractor sales come from the North American market, although Contractor products are marketed and sold in all major geographic areas. In recent years, the segment has increased its effort to appeal to customers outside of North America by developing products specifically for these markets, like the Mark X™ texture sprayer, a 240 volt, 2.4 gallons per minute electric sprayer used to fill in rough areas on plaster and concrete walls and designed to be sold in Europe and Asia Pacific where less drywall is used.

In Europe and Asia Pacific, we are pursuing a broad strategy of converting contractors accustomed to the manual application of paint and other coatings by brush and roller to spray technology. This requires extensive in-person demonstration of the productivity advantages, cost savings and finish quality of our spray equipment. This also requires the conversion of local paint distributors who may have a different method of selling their product. For example, in the P.R.C. some paint companies include spray application in the price they charge for their paint.

Lubrication Segment

The Lubrication segment represented approximately 11 percent of our Company's sales during 2007. Traditionally, the Lubrication segment has focused on pumps, applicators and accessories, such as meters and hose reels, for the motor vehicle lubrication market. In this market, our Company's customers include fast oil change facilities, service garages, fleet service centers, automobile dealerships, and auto parts stores. Recent acquisitions have expanded the segment's product offering, providing access to new markets. Small electric fuel and oil transfer pumps for use in remote locations to supply fuel and oil to ranch, farm and construction machinery and off-road vehicles and automatic lubrication systems are examples.

The Lubriquip® product line consists of systems for the automatic lubrication of factory machine tools, compressors and pumps used in petrochemical and gas transmissions plants; bearings and gears on equipment in metal, pulp and paper mills; conveyors and material handling equipment; and off-road and over-the-road trucks. Lubriquip products are primarily sold through distribution. During 2007, the manufacture of Lubriquip products was transferred from facilities in Madison, Wisconsin and Cleveland, Ohio to the facility in Anoka, Minnesota.

Although the bulk of the Lubrication segment's sales come from North America, the segment is responsible for world-wide marketing and sales of our lubrication equipment. Products are distributed in each of our Company's major geographic markets, primarily through independent distributors serviced by independent sales representatives, a dedicated sales force in the automatic lubrication systems market and direct sales generalists in foreign markets. Some automatic lubrication systems are marketed to original equipment manufacturers (OEMs). Fuel and oil transfer pumps are marketed through OEMs, select home centers, auto parts stores and our traditional distribution channel.

Raw Materials

The primary materials and components used in the manufacturing process are steel of various alloys, sizes and hardness; specialty stainless steel and aluminum bar stock, tubing and castings; tungsten carbide; electric motors; injection molded plastics; sheet metal; forgings; powdered metal; hoses; and electronic components. In general, the raw materials and components used are adequately available through multiple sources of supply. In order to manage cost, our Company continues to increase its global sourcing of materials and components, primarily in the Asia Pacific region.

During 2007, our Company experienced significant volatility in the price of stainless steel, copper, plastic and rubber and the commodities that contained these materials. Our Company endeavors to address fluctuations in the price and availability of various materials and components through close management of current suppliers, agreements and an intensive search for new suppliers.

Intellectual Property

We own a number of patents and have patent applications pending both in the United States and in other countries, license our patents to others, and are a licensee of patents owned by others. In our opinion, our business is not materially dependent upon any one or more of these patents or licenses. Our Company also owns a number of trademarks in the United States and foreign countries, including registered trademarks for "GRACO," several forms of a capital "G," "Decker," "Gusmer," "Lubriquip" and various product trademarks which are material to our business, inasmuch as they identify Graco and our products to our customers.

Competition

We face substantial competition in all of our markets. The nature and extent of this competition varies in different markets due to the depth and breadth of our Company's product lines. Product quality, reliability, design, customer support and service, personal relationships, specialized engineering and pricing are the major competitive factors in our markets. Although no competitor duplicates all of our products, some competitors are larger than our Company, both in terms of sales of directly competing products and in terms of total sales and financial resources. We also face competitors with different cost structures and expectations of profitability and these companies offer competitive products at lower prices. We believe we are one of the world's leading producers of high-quality specialized fluid handling equipment in the markets we serve. It is not possible to determine our relative market position because of the absence of reliable industry-wide third-party data.

Environmental Protection

Our compliance with federal, state and local environmental laws and regulations did not have a material effect upon our capital expenditures, earnings or competitive position during the fiscal year ended December 28, 2007.

Employees

As of December 28, 2007, we employed approximately 2,200 persons on a full-time basis. Of this total, approximately 400 were employees based outside the United States, and 900 were hourly factory workers in the United States. None of our Company's U.S. employees are covered by a collective bargaining agreement. Various national industry-wide labor agreements apply to certain employees in Europe. Compliance with such agreements has no material effect on our Company or its operations.

Item 1A. Risk Factors

Foreign Operations — Conditions in foreign countries and changes in foreign exchange rates may impact our sales volume, rate of growth or profitability.

In 2007, approximately 48 percent of our sales was generated by customers located outside the United States. Sales to customers located outside the United States expose us to special risks, including the risk of terrorist activities, civil disturbances, and special taxes, regulations and restrictions. We are increasing our presence in the Asia Pacific region, South America, Eastern Europe and the Middle East. We assemble products at our factory in Suzhou, P.R.C. and source an increasing number of the components and materials used in the assembly process from the local market. Sales in Eastern Europe, Russia and the former socialist republics are increasing at a faster rate than in Western Europe. Our revenues and net income may be adversely affected by more volatile economic and political conditions in Asia, South America, Eastern Europe and the Middle East. Changes in exchange rates between the U.S. dollar and other currencies will impact our reported sales and earnings.

Foreign Suppliers – Our Company has increased its sourcing of raw materials and components from vendors located outside the United States. Interruption or delays in delivery may adversely affect our profitability.

We are sourcing an increasing percentage of our materials and components from suppliers outside the United States. Long lead times may reduce our flexibility and make it more difficult to respond promptly to fluctuations in demand. Changes in exchange rates between the U.S. dollar and other currencies may impact the manufacturing costs of our products and affect our profitability.

Major Customers — Our Contractor Equipment segment depends on a few large customers for a significant portion of its sales. Significant declines in the level of purchases by these customers could reduce our sales.

We derive a significant amount of revenue from a few large customers. Substantial decreases in purchases by these customers, difficulty in collecting amounts due or the loss of their business would adversely affect the profitability of our Company's Contractor Equipment segment. The business of these customers is dependent upon the economic vitality of the construction and home maintenance markets. If these markets decline, the business of our customers could be adversely affected and their purchases of our equipment could decrease. In 2007, one of these large customers informed us that it would reduce the number of stores through which the Graco line would be offered. As a result, it is expected that 2008 sales to this customer will be lower.

Acquisitions — Our growth strategy includes acquisitions. Suitable acquisitions must be located, completed and integrated into our existing businesses in order for this strategy to be successful.

We have identified acquisitions as one of the strategies by which we intend to grow our business. If we do not successfully acquire and integrate businesses into our current business model, or realize projected efficiencies and cost-savings from acquired businesses, we may be unable to meet our growth or profit objectives.

Natural Disasters — Our operations are at risk of damage or destruction by natural disasters, such as earthquakes, tornadoes or unusually heavy precipitation.

The loss of, or substantial damage to, one of our facilities could make it difficult to supply our customers with product and provide our employees with work. Our manufacturing and distribution facility in Minneapolis is on the banks of the Mississippi River where it is exposed to flooding. Flooding could also damage our European headquarters and warehouse in Maasmechelen, Belgium or our factory in Suzhou, P.R.C. Tornadoes could damage or destroy our facilities in Sioux Falls, Rogers, Minneapolis or Anoka and a typhoon could do the same to our facility in Suzhou. An earthquake may adversely impact our operations in Suzhou.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

The information concerning the location and general character of the physical properties of our Company contained under the heading "Business-Business Segments" in Part I of this 2007 Annual Report on Form 10-K is incorporated herein by reference.

Sales activities in the countries of Japan, Korea, and the P.R.C. are conducted out of leased facilities – Yokohama, Japan (18,500 gross sq. ft. office) and Gwangju-Gun, Korea (15,750 sq. ft. total for two separate facilities-warehouse and office). Our Company also leases space for liaison offices in the P.R.C. and India and for a sales office in Australia.

Our Company's facilities are in satisfactory condition, suitable for their respective uses and are generally adequate to meet current needs. Manufacturing capacity generally met business demand during 2007. Production requirements in the immediate future are expected to be met through existing facilities, the installation of new automatic and semi-automatic machine tools, efficiency and productivity improvements, and the use of available subcontract services.

Item 3. Legal Proceedings

Our Company is engaged in routine litigation incident to our business, which management believes will not have a material adverse effect upon our operations or consolidated financial position.

Item 4. Submission of Matters to a Vote of Security Holders

No issues were submitted to a vote of security holders during the fourth quarter of 2007.

Executive Officers of Our Company

The following are all the executive officers of Graco Inc. as of February 18, 2008:

Patrick J. McHale, 46, is President and Chief Executive Officer, a position he has held since June 2007. He served as Vice President and General Manager, Lubrication Equipment Division from June 2003 to June 2007. He was Vice President of Manufacturing and Distribution Operations from April 2001 to June 2003. He served as Vice President, Contractor Equipment Division from February 2000 to March 2001. Prior to becoming Vice President, Lubrication Equipment Division in September 1999, he held various manufacturing management positions in Minneapolis, Minnesota; Plymouth, Michigan; and Sioux Falls, South Dakota. Mr. McHale joined the Company in December 1989.

Caroline M. Chambers, 43, became Vice President and Controller in December 2006 and has served as the Company's principal accounting officer since September 2007. She was Corporate Controller from October 2005 to December 2006 and Director of Information Systems from July 2003 through September 2005. Prior to becoming Director of Information Systems, she held various management positions in the internal audit and accounting departments. Prior to joining Graco, Ms. Chambers was an auditor with Deloitte & Touche in Minneapolis, Minnesota and Paris, France. Ms. Chambers joined the Company in 1992.

Karen Park Gallivan, 51, became Vice President, General Counsel and Secretary in September 2005. She was Vice President, Human Resources from January 2003 to September 2005. Prior to joining Graco, she was Vice President of Human Resources and Communications at Syngenta Seeds, Inc., from January 1999 to January 2003. From 1988 through January 1999, she was the general counsel of Novartis Nutrition Corporation. Prior to joining Novartis, Ms. Gallivan was an attorney with the law firm of Rider, Bennett, Egan and Arundel. She joined the Company in January 2003.

James A. Graner, 63, became Chief Financial Officer and Treasurer in September 2005. He was Vice President and Controller from March 1994 to September 2005. He was Treasurer from May 1993 through February 1994. Prior to becoming Treasurer, he held various managerial positions in the treasury, accounting and information systems departments. He joined the Company in 1974. Mr. Graner has announced his intention to retire in 2008.

Dale D. Johnson, 53, became Vice President and General Manager, Contractor Equipment Division in April 2001. From January 2000, through March 2001, he served as President and Chief Operating Officer. From December 1996 to January 2000, he was Vice President, Contractor Equipment Division. Prior to becoming the Director of Marketing, Contractor Equipment Division, in June 1996, he held various marketing and sales positions in the Contractor Equipment Division and the Industrial Equipment Division. He joined the Company in 1976.

Jeffrey P. Johnson, 48, is Vice President and General Manager, Asia Pacific, a position he has held since February 2008. He served as Director of Sales and Marketing, Applied Fluid Technologies Division, from June 2006 until February 2008. Prior to joining Graco, he held various sales and marketing positions, including, most recently, President of Johnson Krumwiede Roads, a full-service advertising agency, and European sales manager at General Motors Corp. He joined the Company in 2006.

David M. Lowe, 52, became Vice President and General Manager, Industrial Products Division in February 2005. He was Vice President and General Manager, European Operations from September 1999 to February 2005. Prior to becoming Vice President, Lubrication Equipment Division in December 1996, he was Treasurer. Mr. Lowe joined the Company in February 1995.

Simon J. W. Paulis, 60, became Vice President and General Manager, Europe in September 2005. From February 2005 to September 2005, he served as Director and General Manager, Europe. He served as Sales and Marketing Director, Contractor Equipment Europe from January 1999 to September 2005. Prior to joining Graco, he served as business unit manager for Black & Decker N.V., general sales manager for Alberto Culver, and marketing manager for Ralston Purina/Quaker Oats. Mr. Paulis joined the Company in January 1999.

Charles L. Rescorla, 56, became Vice President of Manufacturing and Distribution Operations in September 2005. He served as Vice President, Manufacturing/Distribution Operations and Information Services from June 2003 to September 2005. From April 2001 until June 2003, he was Vice President of the Industrial/Automotive Equipment Division. Prior to June 2003, he held various positions in manufacturing and engineering management. Mr. Rescorla joined the Company in June 1988.

Mark W. Sheahan, 43, became Vice President and General Manager, Applied Fluid Technologies Division in February 2008. He served as Chief Administrative Officer from September 2005 until February 2008, and was Vice President and Treasurer from December 1998 to September 2005. Prior to becoming Treasurer in December 1996, he was Manager, Treasury Services, where he was responsible for strategic and financial activities. He joined the Company in September 1995.

Brian J. Zumbolo, 38, became Vice President and General Manager, Lubrication Equipment Division in August 2007. He was Director of Sales and Marketing, Lubrication Equipment and Applied Fluid Technologies, Asia Pacific, from November 2006 through July 2007. From February 2005 to November 2006, he was the Director of Sales and Marketing, High Performance Coatings & Foam, Applied Fluid Technologies Division. Mr. Zumbolo was the Director of Sales and Marketing, Finishing Equipment from May 2004 to February 2005. Prior to May 2004, he held various marketing positions in the Industrial Equipment Division. Mr. Zumbolo joined the Company in 1999.

With the exception of Patrick J. McHale, Brian J. Zumbolo, Caroline M. Chambers, Jeffrey P. Johnson and Mark W. Sheahan, the Board of Directors elected each of the above executive officers on April 21, 2006, to hold office for the next year or until their successors are elected and qualify. Mr. McHale was elected President and Chief Executive Officer effective June 11, 2007; Mr. Zumbolo was elected Vice President and General Manager, Lubrication Equipment Division, effective August 1, 2007; Ms. Chambers was elected Vice President and Controller, effective December 8, 2006; Jeffrey P. Johnson was elected Vice President and General Manager, Asia Pacific, effective February 15, 2008; and Mark W. Sheahan was elected Vice President and General Manager, Applied Fluid Technologies Division, effective February 15, 2008.

PART II

Item 5. Market for the Company's Common Equity, Related Shareholder Matters and Issuer Purchases of Equity Securities

Graco Common Stock

Graco common stock is traded on the New York Stock Exchange under the ticker symbol "GGG." As of February 11, 2008, the share price was $35.47 and there were 61,120,603 shares outstanding and 2,641 common shareholders of record, which includes nominees or broker dealers holding stock on behalf of an estimated 31,000 beneficial owners.

The graph below compares the cumulative total shareholder return on the common stock of the Company for the last five fiscal years with the cumulative total return of the S&P 500 Index and the Dow Jones Industrial Machinery Index over the same period (assuming the value of the investment in Graco common stock and each index was $100 on December 31, 2002, and all dividends were reinvested).

Five Year* Cumulative Total Shareholder Return



$250
$200
$150
$100
$50
$230
$220
$211
$209
Graco Inc.
$183
$173
S&P 500
$150
$148
$141
$129
$143
$128
$123
Dow Jones Industrial Machinery *
$106
$96
2002
2003
2004
2005
2006
2007
Year
* formerly known as Dow Jones Factory Equipment

*Fiscal Year Ended Last Friday in December

Quarterly Financial Information (Unaudited)
(In thousands, except per share amounts)

2007	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Net sales	$197,495	$231,384	$207,270	$205,190
Gross profit	104,862	122,232	110,646	109,686
Net earnings	33,735	44,180	39,263	35,658
Per common share				
Basic net earnings	.51	.67	.61	.57
Diluted net earnings	.50	.66	.60	.56
Dividends declared	.17	.17	.17	.19
Stock price (per share)				
High	$42.27	$42.07	$46.07	$40.50
Low	38.44	38.27	37.84	36.25
Close[1]	39.16	40.28	39.11	37.26
Volume (# of shares)	22,604	40,254	46,605	28,941

2006	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Net sales	$192,216	$218,632	$202,199	$203,421
Gross profit	103,227	116,946	106,611	107,173
Net earnings	35,422	41,335	37,392	35,617
Per common share				
Basic net earnings	.52	.61	.55	.53
Diluted net earnings	.51	.60	.54	.52
Dividends declared	.15	.15	.15	.17
Stock price (per share)				
High	$45.43	$48.95	$46.37	$43.60
Low	36.50	42.50	37.00	38.61
Close[1]	45.43	45.98	39.06	39.62
Volume (# of shares)	19,428	21,925	24,882	26,326

[1] As of the last trading day of the calendar quarter.

Issuer Purchases of Equity Securities

On February 17, 2006, the Board of Directors authorized the Company to purchase up to a total of 7,000,000 shares of its outstanding common stock, primarily through open-market transactions. This authorization expires on February 29, 2008. On September 28, 2007, the Board of Directors authorized the Company to purchase up to a total of an additional 7,000,000 shares. This authorization expires on September 30, 2009.

In addition to shares purchased under the plan, the Company purchases shares of common stock held by employees who wish to tender owned shares to satisfy the exercise price or tax withholding on stock option exercises.

Information on issuer purchases of equity securities follows:.

Period	(a) Total Number of Shares Purchased	(b) Average Price Paid per Share	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs (at end of period)
Sep 29, 2007 – Oct 26, 2007	709,700	$39.47	709,700	7,047,920
Oct 27, 2007 – Nov 23, 2007	259,544	$37.11	259,544	6,788,376
Nov 24, 2007 – Dec 28, 2007	640,843	$37.82	640,843	6,147,533

Item 6. Selected Financial Data

Graco Inc. and Subsidiaries

(In thousands, except per share amounts)	2007	2006	2005	2004	2003
Net sales	$841,339	$816,468	$731,702	$605,032	$535,098
Net earnings	152,836	149,766	125,854	108,681	86,713
Per common share[1]					
Basic net earnings	$ 2.35	$ 2.21	$ 1.83	$ 1.57	$ 1.25
Diluted net earnings	2.32	2.17	1.80	1.55	1.23
Total assets	$536,724	$511,603	$445,630	$371,714	$397,390
Long-term debt (including current portion)	107,060	—	—	—	—
Cash dividends declared per common share[1,2]	.68	.60	.54	.41	1.76

[1] All share and per share data has been restated for the three-for-two stock split distributed in 2004.

[2] 2003 includes a special dividend of $1.50 per share declared on December 12, 2003, paid on March 25, 2004, to shareholders of record as of March 11, 2004.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following Management's Discussion and Analysis (MD&A) reviews significant factors affecting the consolidated results of operations, financial condition and liquidity for the three-year period ended December 28, 2007. This discussion should be read in conjunction with our financial statements and the accompanying notes to the financial statements ("Notes"). The discussion is organized in the following sections:

- Overview
- Results of Operations
- Segment Results
- Financial Condition
- Significant Accounting Policies and Estimates
- Forward-Looking Statements

Overview

Our Company's key strategies include development of new products, expansion of distribution, new market penetration and completion of acquisitions. Long-term financial growth targets accompany these strategies, including 10 percent revenue growth, 12 percent net earnings and earnings per share growth.

Graco's business is classified by management into three reportable segments, each responsible for product development, marketing and sales of their products. The segments are headquartered in North America. They have responsibility for sales and marketing in the Americas and joint responsibility with Europe and Asia Pacific regional management for sales and marketing in those geographic areas.

Manufacturing is a key competency of the Company, and to facilitate our growth we are aligning manufacturing responsibility with our divisions. Strategic manufacturing expertise will continue to be provided by a management team in Minneapolis, who will also be responsible for factories not fully aligned with a single division. Our primary manufacturing facilities are in the United States and distribution facilities are located in the United States, Belgium, Japan, Korea and China. In 2007 manufacturing activities for the Lubrication division were centralized in Anoka, Minnesota and in 2006, a new assembly factory in Suzhou, China began production.

Results of Operations

(In millions, except per share amounts)	2007	2006	2005
Net Sales	$841.3	$816.5	$731.7
Operating Earnings	232.5	226.0	191.1
Net Earnings	152.8	149.8	125.9
Diluted Net Earnings per Common Share	$ 2.32	$ 2.17	$ 1.80

Highlights include:

- Sales grew by 3 percent in 2007 and 12 percent in 2006, with continued strong growth in Europe and Asia Pacific of 23 percent and 18 percent, respectively, in 2007. Sales in the Americas decreased by 6 percent in 2007, primarily due to the weak housing and construction industries.
- Sales were higher in the Industrial and Lubrication segments, with growth in 2007 of 7 percent and 13 percent respectively, offset by a 4 percent decline in Contractor.
- Net sales increased by approximately $17 million in 2007 and $5 million in 2006 from favorable currency translation.
- Net earnings grew 2 percent in 2007 and 19 percent in 2006. Currency translation increased net earnings by approximately $7 million in 2007 and $2 million in 2006.
- Investment in new products was 3.6 percent of sales in 2007 and 3.7 percent of sales in 2006.
- The full year impact of the Lubriquip acquisition increased net sales by $11 million or 1 percent in 2007. In 2006, the Lubriquip acquisition and the full year impact of businesses acquired in 2005 (Gusmer, Liquid Control and PBL) increased net sales by $18 million or 2 percent.
- Increased cash flows from operations in each year.

The following table presents net sales by geographic region.

(In millions)	2007	2006	2005
Geographic Sales			
Americas[1]	$500.4	$534.9	$486.2
Europe[2]	215.5	175.7	151.0
Asia Pacific	125.4	105.9	94.5
Total	$841.3	$816.5	$731.7

[1] North and South America, including the United States. Sales in the United States were $434 million in 2007, $474 million in 2006 and $435 million in 2005.

[2] Europe, Africa and Middle East

Sales in the Americas declined by 6 percent overall and by 4 percent and 14 percent in the Industrial and Contractor segments, respectively, in 2007 as compared to the prior year. Lubrication sales in the Americas increased by 10 percent, primarily due to the full year impact of the Lubriquip acquisition. Strong growth in Europe and Asia Pacific in all three segments reflects a favorable business environment, continued emphasis on expanding sales and marketing resources in those regions and focus on new distribution as well as the positive effect of foreign currency translation rates.

The following table presents components of net sales change:

	2007							
	Industrial	Contractor	Lubrication	Consolidated	Americas	Europe	Asia Pacific	Consolidated
Volume & price	4%	(6%)	(2%)	0%	(8%)	13%	16%	0%
Acquisitions	0%	0%	14%	1%	2%	1%	1%	1%
Currency	3%	2%	1%	2%	0%	9%	1%	2%
Total	7%	(4%)	13%	3%	(6%)	23%	18%	3%

	2006							
	Industrial	Contractor	Lubrication	Consolidated	Americas	Europe	Asia Pacific	Consolidated
Volume & price	12%	4%	8%	9%	6%	14%	11%	9%
Acquisitions	1%	0%	25%	2%	3%	1%	1%	2%
Currency	1%	1%	1%	1%	1%	1%	0%	1%
Total	14%	5%	34%	12%	10%	16%	12%	12%

The following table presents an overview of components of operating earnings as a percentage of net sales:

	2007	2006	2005
Net Sales	**100.0**	**100.0**	**100.0**
Cost of products sold	46.8	46.8	48.2
Gross profit	53.2	53.2	51.8
Product development	3.6	3.7	3.7
Selling, marketing and distribution	14.8	14.6	15.0
General and administrative	7.2	7.2	7.0
Operating earnings	27.6	27.7	26.1
Interest expense	0.4	0.1	0.2
Other expense, net	0.0	0.1	0.0
Earnings before income taxes	27.2	27.5	25.9
Income taxes	9.0	9.2	8.7
Net Earnings	**18.2**	**18.3**	**17.2**

Operating expenses in 2007 were $215 million compared to $208 million in the prior year. Although spending increased for selling, marketing and distribution (increase of $5 million) and general and administrative (increase of $1 million), total operating expenses as a percentage of sales was consistent with the prior year at 26 percent. Included in cost of goods sold and operating expenses were costs and expenses related to the closure and move of the Lubriquip operations in Cleveland, Ohio and Madison, Wisconsin to the Anoka, Minnesota factory totaling $2.3 million in 2007. Operating expenses included $7 million of stock compensation in 2007.

Operating expenses in 2006 were $208 million versus $188 million in 2005. Acquired businesses had approximately $4 million of operating expenses in 2006. Although spending increased for product development (increase of $3 million), selling (increase of $9 million) and general and administrative (increase of $8 million), total operating expenses as a percentage of sales was consistent with the prior year at 26 percent. Included in cost of goods sold and operating expenses were costs and inventory charges related to closure of the Gusmer New Jersey facility and move of production totaling $5 million for the year. Operating expenses included $7 million of stock compensation due to adoption of SFAS No. 123(R) in 2006.

Consolidated operating earnings increased 3 percent to $232 million, or 28 percent of sales in fiscal 2007, with growth in sales of 3 percent as compared to the prior year and consistent gross profit margins and expenses. Gross profit margin as a percentage was consistent with the prior year, as the favorable impact of pricing and foreign currency translation offset higher spending and material costs.

Consolidated operating earnings increased 18 percent to $226 million, or 28 percent of sales in fiscal 2006, compared to $191 million, or 26 percent of sales in fiscal 2005. The increase in earnings as a percentage of sales was primarily due to stronger gross profit margin of 53.2 percent in 2006 compared to 51.8 percent in 2005. A substantial portion of this difference is due to the higher cost of inventory of the acquired businesses in 2005. Improved manufacturing efficiencies and higher sales volume more than offset the negative impact of higher material, labor and overhead costs.

Interest expense increased by $2.5 million in 2007 as the Company increased its utilization of credit lines to purchase Company stock.

The Company's effective tax rate was 33 percent in 2007, consistent with the effective tax rate in 2006. The rate in both periods is lower than the U.S. federal statutory rate of 35 percent due primarily to U.S. business credits and the Domestic Production Deduction (DPD).

Segment Results

The following table presents net sales and operating earnings by business segment:

(In millions)		2007	2006	2005
Segment Sales				
	Industrial	$444.7	$416.5	$367.1
	Contractor	306.7	320.5	305.3
	Lubrication	89.9	79.5	59.3
	Consolidated	$841.3	$816.5	$731.7
Segment Operating Earnings				
	Industrial	$152.3	$128.5	$98.3
	Contractor	81.5	89.1	77.6
	Lubrication	9.3	18.7	15.6
	Unallocated corporate	(10.6)	(10.3)	(0.4)
	Consolidated	$232.5	$226.0	$191.1

Management looks at economic and financial indicators relevant to each segment and geography to gauge the business environment, as noted in the discussion below for each segment.

Industrial

The following table presents net sales, components of net sales change and operating earnings for the Industrial segment.

(In millions)		2007	2006	2005
Sales				
	Americas	$213.1	$221.4	$191.5
	Europe	138.0	115.9	101.7
	Asia Pacific	93.6	79.2	73.9
	Total	$444.7	$416.5	$367.1
Components of Net Sales Change				
	Volume & Price	4%	12%	8%
	Acquisitions	0%	1%	25%
	Currency	3%	1%	1%
	Total	7%	14%	34%
Operating Earnings		$152.3	$128.5	$98.3

In 2007, sales in the Industrial segment increased by 7 percent, with sales growth in Europe and Asia offsetting sales declines in the Americas. Sales in Europe grew by 19 percent, including 9 percentage points related to favorable currency translation rates. The sales growth in Asia Pacific was 18 percent and the effect of currency translation rates was not significant.

In 2007, operating earnings in the Industrial segment were up 19 percent due to the increase in sales, improvements in gross profit margins and lower spending as percentage of sales. The lower spending is primarily the result of efficiencies obtained following the move of Gusmer operations into the Minneapolis, Sioux Falls and Ohio facilities and closure of the New Jersey facility in 2006.

In 2006, sales in the Industrial segment grew by 13 percent, with growth in all geographic regions. Growth in various product categories, such as high performance coatings and foam equipment, and full year impact of businesses acquired in 2005 contributed to the strong sales growth in the Industrial segment in 2006. Europe continued to experience strong sales growth in Eastern Europe and the Middle East.

In 2006, operating earnings in the Industrial segment were up 31 percent compared to 2005. Sales increased by 13 percent and gross profit margin as a percentage of sales increased by 2 percentage points. The increase in gross profit margin was primarily due to the higher cost of inventory of the acquired businesses in 2005.

In this segment, sales in each geographic region are significant and management looks at economic and financial indicators in each region, including gross domestic product, industrial production, capital investment rates and the level of the U.S. dollar versus the euro, Japanese yen, South Korean won and the Canadian dollar.

Contractor

The following table presents net sales, components of net sales change and operating earnings for the Contractor segment.

(In millions)		2007	2006	2005
Sales				
	Americas	$210.9	$244.0	$242.2
	Europe	71.0	55.3	46.2
	Asia Pacific	24.8	21.2	16.9
	Total	$306.7	$320.5	$305.3
Components of Net Sales Change				
	Volume & Price	(6%)	4%	9%
	Acquisitions	0%	0%	0%
	Currency	2%	1%	0%
	Total	(4%)	5%	9%
Operating Earnings		$81.5	$89.1	$77.6

In 2007, sales in the Contractor segment decreased by 4%. Although sales in the Americas decreased by 14 percent, sales in Europe and Asia Pacific grew by 28 percent and 17 percent, respectively. Sales in the Americas were lower due to declines in both the home center and professional paint store channels. Sales growth in both Europe and Asia Pacific is attributed to continued focus on converting professional contractors from manual to spray applications and new distribution.

In 2007, operating earnings in the Contractor segment decreased by 9 percent. Operating earnings include approximately $1 million of incremental expense related to the launch and production of a new paint sprayer line for the home center channel. Gross profit margins and spending levels were otherwise consistent with the prior year.

In 2006, sales in the Contractor segment increased by 5 percent. Sales in the Americas were $244 million or 76 percent of total segment sales, an increase of 1 percent from 2005. The lower rate of growth as compared to 2005 reflected the slowing housing market in the United States. Sales in Europe and Asia Pacific increased by 20 percent and 25 percent respectively due to new product introductions and increased distribution throughout both regions.

In 2006, operating earnings in the Contractor segment increased 15 percent due to higher net sales, gross profit margin improvement and spending that was slightly lower than the prior year as a percentage of sales.

In this segment, sales in the Americas and Europe are significant and management reviews economic and financial indicators in each region, including levels of residential, commercial and institutional building, remodeling rates and interest rates. Management also reviews gross domestic product for the regions and the level of the U.S. dollar versus the euro.

Lubrication

The following table presents net sales, components of net sales change and operating earnings for the Lubrication segment.

(In millions)		2007	2006	2005
Sales				
	Americas	$76.4	$69.5	$52.6
	Europe	6.6	4.5	3.1
	Asia Pacific	6.9	5.5	3.6
	Total	$89.9	$79.5	$59.3
Components of Net Sales Change				
	Volume & Price	(2%)	8%	13%
	Acquisitions	14%	25%	1%
	Currency	1%	1%	1%
	Total	13%	34%	15%
Operating Earnings		$9.3	$18.7	$15.6

In 2007, sales in the Lubrication segment increased by 13 percent. Sales in the Americas increased by $7 million, with full year effect of the Lubriquip acquisition of $9 million for the region. Sales in Europe increased by 46 percent, including 7 percentage points related to favorable currency translation rates. Sales in Asia Pacific increased by 26 percent; the effect of currency translation was not significant.

In 2007, operating earnings decreased by $9 million, including $2.3 million of expenses related to the integration of the Lubriquip manufacturing operations, closure of the Lubriquip facilities in Madison, Wisconsin and Cleveland, Ohio and the transfer of Lubrication manufacturing from the facility in Minneapolis to the new facility in Anoka, Minnesota. The segment also had higher spending than the prior year in new product development, marketing and warranty expense, partially due to the full year impact of the Lubriquip acquisition.

In 2006, sales in the Lubrication segment increased by 34 percent, with the acquired Lubriquip business providing 19 percentage points of the overall sales growth and the full year impact of the 2005 PBL acquisition providing 6 percentage points of the sales growth.

In 2006, operating earnings in the Lubrication Equipment segment increased by 20 percent with an increase in segment sales of 34 percent. Lubriquip contributed approximately one half of the sales growth and $4 million of incremental operating expenses in 2006.

The Americas represent the vast majority of sales for the Lubrication Equipment segment and indicators in that region are the most important. The indicators used by management include levels of capital investment, industrial production and gross domestic product.

Unallocated corporate

(In millions)	2007	2006	2005
Unallocated corporate (expenses)	$ (10.6)	$ (10.3)	$ (0.4)

Unallocated corporate includes items such as stock compensation, bad debt expense, contributions to the Company's charitable foundation and certain other charges or credits driven by corporate decisions. In 2007, unallocated corporate was $11 million, and included $9 million of stock compensation and $1 million of contributions to the Company's charitable foundation.

In 2006, unallocated corporate increased $10 million and included $8 million of stock compensation, an increase from the prior year due to the adoption of SFAS No. 123 (R). Contributions to the Company's charitable foundation were $2 million, an increase of $1 million as compared to 2005.

Financial Condition

Working Capital. The following table highlights several key measures of asset performance.

(Dollars in millions)	2007	2006
Working capital	$123.0	$110.1
Current ratio	2.0	1.9
Days of sales in receivables outstanding	61	60
Inventory turnover (LIFO)	5.0	5.6

The Company's financial condition and cash flows from operations remain strong.

In 2007, the Company obtained a 5 year credit facility that provides $250 million of unsecured committed credit with an option for an additional $150 million. The facility is available for general corporate purposes, working capital needs, share repurchases and acquisitions. During the year, the Company used cash and long-term borrowings for share repurchases of $230 million and dividend payments of $43 million. Accounts receivable increased by $6 million to $140 million. The 5 percent increase was primarily due to higher sales (increase of 3 percent) compared to the prior year. Inventories decreased $2 million in 2007 to $75 million.

In 2006, the Company used cash for share repurchases of $88 million and dividends of $39 million. Cash and short-term borrowings were used to fund payments of $31 million to acquire Lubriquip. Accounts receivable increased by $11 million to $134 million. The 9 percent increase was primarily due to higher sales (increase of 12 percent) compared to the prior year. Inventories increased $20 million in 2006 to $76 million due to additions associated with the Lubriquip business, start-up of the new factory in Suzhou, China and inventory related to new product introductions.

Capital Structure. At December 28, 2007, the Company's capital structure included current debt of $19 million, long-term debt of $107 million and shareholders' equity of $245 million.

Shareholders' equity decreased $86 million in 2007 to $245 million. The key components of changes in shareholders' equity include current year earnings of $153 million, common stock issued of $25 million, reduced by $44 million of dividends declared and $232 million of shares repurchased.

Liquidity and Capital Resources. At December 28, 2007, the Company had various lines of credit totaling $293 million, of which $172 million was unused. The Company's primary credit facility provides $250 million of unsecured committed credit with an option for an additional $150 million. Internally generated funds and unused financing sources provide the Company with the flexibility to meet its liquidity needs in 2008, including its capital expenditure plan of approximately $35 million, planned dividends of an estimated $46 million and acquisitions.

In December 2007, the Company's Board of Directors increased the Company's regular common dividend from an annual rate of $0.66 to $0.74 per share, a 12 percent increase.

Cash Flow

A summary of cash flow follows:

(In millions)	2007	2006	2005
Operating Activities	$ 177	$ 156	$ 153
Investing Activities	(38)	(65)	(131)
Financing Activities	(138)	(103)	(65)
Effect of exchange rates on cash	(2)	(1)	1
Net cash (used) provided	$ (1)	$ (13)	$ (42)
Cash and cash equivalents at year-end	$ 5	$ 6	$ 19

Cash Flows Provided by Operating Activities. During 2007, $177 million was generated from operating cash flows, compared to $156 million in 2006 and $153 million in 2005. The higher cash flows from operating activities in 2007 were primarily due to changes in inventories (decreased $2 million in 2007 and increased $16 million in 2006) and the $3 million increase in net earnings. The increase in operating cash flows in 2006 was primarily due to higher net earnings.

Cash Flows Used in Investing Activities. During 2007, cash was used to fund $37 million of additions to property, plant and equipment including expansion of manufacturing facilities in North Canton, Ohio, and Sioux Falls, South Dakota. In 2006, cash was used to fund $34 million of capital expenditures and $31 million for a business acquisition. 2006 capital expenditures increased $14 million from the prior year, and included purchase of a new manufacturing/office facility in Anoka, Minnesota, construction of a new manufacturing facility in Suzhou, China, and manufacturing equipment additions.

Cash Flows Used in Financing Activities. During 2007, $138 million was used in financing activities compared to $103 million in 2006. Net borrowings on the long-term line of credit totaled $107 million. Cash was used for share repurchases totaling $230 million, an increase of $143 million from the prior year. Cash dividends paid totaled $43 million, an increase of $4 million from the prior year.

In February 2006, the Board of Directors authorized the Company to repurchase up to 7 million shares of its outstanding common stock, primarily through open-market transactions. At December 28, 2007, there were no remaining shares to be purchased under this authorization. In September 2007, the Board of Directors authorized the Company to purchase up to a total of an additional 7 million shares. This authorization will expire on September 30, 2009 and approximately 6 million shares could yet be purchased under this plan at December 28, 2007.

Off-Balance Sheet Arrangements and Contractual Obligations. As of December 28, 2007, the Company is obligated to make cash payments in connection with its long-term debt, capital leases, operating leases and purchase obligations in the amounts listed below. The current portion of uncertain tax positions under FIN 48 is also noted. The Company has no significant off-balance sheet debt or other unrecorded obligations other than the items noted in the following table. In addition to the commitments noted in the following table, the Company could be obligated to perform under standby letters of credit totaling $2 million at December 28, 2007. The Company has also guaranteed the debt of its subsidiaries for up to $9 million. All debt of subsidiaries is reflected in the consolidated balance sheets.

(In millions)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	Payments due by period				
Long-term debt	$ 107	$ —	$ —	$ 107	$ —
Capital lease obligations	—	—	—	—	—
Operating leases	6	3	2	—	1
Purchase obligations[1]	49	49	—	—	—
Fixed rate payments on interest swap	11	4	7	—	—
Unfunded pension and postretirement medical benefits	29	3	6	6	14
Uncertain tax positions[2]					
Total	$ 202	$ 59	$ 15	$ 113	$ 15

[1] The Company is committed to pay suppliers under the terms of open purchase orders issued in the normal course of business. The Company has also committed up to $5 million under capital expenditure plans for facility construction and improvements. In addition, the Company has commitments with certain suppliers to purchase minimum quantities, and under the terms of certain agreements, the Company is committed for certain portions of the supplier's inventory. The Company does not purchase, or commit to purchase, quantities in excess of normal usage or amounts that cannot be used within one year.

[2]The total liability for uncertain tax positions under FIN 48 at December 28, 2007 was approximately $5.4 million. The Company is not able to reasonably estimate the timing of future payments relating to non-current unrecognized tax benefits.

Critical Accounting Estimates

The Company prepares its consolidated financial statements in conformity with generally accepted accounting principles in the United States of America ("U.S. GAAP"). The Company's most significant accounting policies are disclosed in Note A to the consolidated financial statements. The preparation of the consolidated financial statements, in conformity with U.S. GAAP, requires management to make estimates and judgments that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual amounts will differ from those estimates. The Company considers the following policies to involve the most judgment in the preparation of the Company's consolidated financial statements.

Sales Returns. An allowance is established for possible return of products. The amount of the allowance is an estimate, which is based on historical ratios of returns to sales, the historical average length of time between the sale and the return and other factors. Also, the Company's written agreements with distributors typically limit the amount that may be returned. From time to time, the Company may choose to terminate a distributor relationship and may take back inventory. These are considered period events and not included in the allowance for returns. Although management considers these balances adequate, changes in customers' behavior versus historical experience or changes in the Company's return policies are among the factors that would result in materially different amounts for this item.

Excess and Discontinued Inventory. The Company's inventories are valued at the lower of cost or market. Reserves for excess and discontinued product are estimated. The amount of the reserve is determined based on projected sales information, plans for discontinued products and other factors. Though management considers these balances adequate, changes in sales volumes due to unanticipated economic or competitive conditions are among the factors that would result in materially different amounts for this item.

Product Warranty. A liability is established for estimated warranty claims to be paid in the future that relate to current and prior period sales. The Company estimates these costs based on historical claim experience, changes in warranty programs and other factors, including evaluating specific product warranty issues. The establishment of reserves requires the use of judgment and assumptions regarding the potential for losses relating to warranty issues. Though management considers these balances adequate, changes in the Company's warranty policy or a significant change in product defects versus historical averages are among the factors that would result in materially different amounts for this item.

Goodwill and Other Intangible Assets. The Company performs impairment testing for goodwill and other intangible assets annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired. For goodwill, the Company performs impairment reviews for the Company's reporting units, which have been determined to be the Company's divisions using a fair-value method based on management's judgments and assumptions. The Company estimates the fair value of the reporting units by an allocation of market capitalization value, cross-checked by a present value of future cash flows calculation. The estimated fair value is then compared with the carrying amount of the reporting unit, including recorded goodwill. The Company also performs a separate impairment test for each other intangible asset with indefinite life, based on estimated future use and discounting estimated future cash flows. A considerable amount of management judgment and assumptions are required in performing the impairment tests. Though management considers its judgments and assumptions to be reasonable, changes in product offerings or marketing strategies could change the estimated fair values and result in impairment charges.

Self-Insured Retentions. The Company purchases insurance for products liability, workers compensation and employee medical benefits with high deductibles. Third party insurance is carried for what is believed to be the major portion of potential exposures that would exceed the Company's self-insured retentions. The Company has established liabilities for potential uninsured claims, including estimated costs and legal fees. The Company employs actuaries to assist in evaluating its potential ultimate exposure for uninsured claims and then considers factors such as known outstanding claims, historical experience, sales trends and other relevant factors in setting the liabilities. Though management considers these balances adequate, a substantial change in the number and /or severity of claims would result in materially different amounts for this item.

Income Taxes. In the preparation of the Company's consolidated financial statements, management calculates income taxes. This includes estimating current tax liability as well as assessing temporary differences resulting from different treatment of items for tax and financial statement purposes. These differences result in deferred tax assets and liabilities, which are recorded on the balance sheet using statutory rates in effect for the year in which the differences are expected to reverse. These assets and liabilities are analyzed regularly and management assesses the likelihood that deferred tax assets will be recoverable from future taxable income. A valuation allowance is established to the extent that management believes that recovery is not likely. Liabilities for uncertain tax positions are also established for potential and ongoing audits of federal, state and international issues. The Company routinely monitors the potential impact of such situations and believes that liabilities are properly stated. Valuations related to amounts owed and tax rates could be impacted by changes to tax codes, changes in statutory tax rates, the Company's future taxable income levels and the results of tax audits.

Retirement Obligations. The measurements of the Company's pension and postretirement medical obligations are dependent on a number of assumptions including estimates of the present value of projected future payments, taking into consideration future events such as salary increases and demographic experience. These assumptions may have an impact on the expense and timing of future contributions.

The assumptions used in developing the required estimates for pension obligations include discount rates, inflation, salary increases, retirement rates, expected return on plan assets and mortality rates. The assumptions used in developing the required estimates for postretirement medical obligations include discount rates, rate of future increase in medical costs and participation rates.

For U.S. plans, the Company establishes its discount rate assumption by reference to the "Citigroup Pension Liability Index," a published index commonly used as a benchmark. For plans outside of the U.S., the Company establishes a rate by country by reference to highly rated corporate bonds. These reference points have been determined to adequately match expected plan cash flows. The Company bases its inflation assumption on an evaluation of external market indicators. The salary assumptions are based on actual historical experience, the near-term outlook and assumed inflation. Retirement rates are based on experience. The investment return assumption is based on the expected long-term performance of plan assets. In setting this number, the Company considers the input of actuaries and investment advisors, its long-term historical returns, the allocation of plan assets, and projected returns on plan assets. Mortality rates are based on a common group mortality table for males and females.

Net pension credit in 2007 was $0.7 million and was allocated to cost of products sold and operating expenses based on salaries and wages. At December 28, 2007, a one-half percentage point decrease in the indicated assumptions would have the following effects (in millions):

Assumption	Funded Status	Expense
Discount rate	$ (13.9)	$ 0.4
Expected return on assets	$ —	$ 1.0

Recent Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 157, "Fair Value Measurements." This statement establishes a consistent framework for measuring fair value and expands disclosures on fair market value measurements. The Company will adopt the provisions of SFAS No. 157 for financial assets and liabilities in 2008. With respect to non-financial assets and liabilities, the statement is effective for the Company starting in fiscal 2009. The impact of the initial adoption of SFAS No. 157 is not expected to have a significant impact on the consolidated financial statements. The Company has not determined the impact, if any, the adoption of this statement as it pertains to non-financial assets and liabilities will have on its consolidated financial statements.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

The Company sells and purchases products and services in currencies other than the U.S. dollar and pays variable interest rates on borrowings under its primary credit facility. Consequently, the Company is subject to profitability risk arising from exchange and interest rate movements. The Company may use a variety of financial and derivative instruments to manage foreign currency and interest rate risks. The Company does not enter into any of these instruments for trading purposes to generate revenue. Rather, the Company's objective in managing these risks is to reduce fluctuations in earnings and cash flows associated with changes in foreign currency exchange and interest rates.

The Company may use forward exchange contracts, options and other hedging activities to hedge the U.S. dollar value resulting from anticipated currency transactions and net monetary asset and liability positions. At December 28, 2007, the currencies to which the company had the most significant balance sheet exchange rate exposure were the euro, Canadian dollar, Japanese yen, British pound and Korean won. It is not possible to determine the true impact of currency rate changes; however, the direct translation effect on net sales and net earnings can be estimated. When compared to 2006 results, the weaker U.S. dollar versus other currencies helped to increase sales and net earnings. For the year ended December 28, 2007 the impact of currency translation resulted in a calculated increase in net sales and net earnings of approximately $17 million and $7 million, respectively. For the year ended December 29, 2006, the calculated impact of currency translation resulted in an increase in net sales and net earnings of approximately $5 million and $2 million, respectively.

In 2007 the Company entered into interest rate swap contracts that effectively fix the rates paid on a total of $80 million of variable rate borrowings under the Company's primary credit facility. The contracts fix the rates at approximately 4.7 percent through 2010.

2008 Outlook

The Company is expecting higher net sales and net earnings in 2008. Management believes that economic conditions in the U.S. will remain challenging in 2008, particularly in markets related to the housing industry. However, the Company anticipates that sales activity outside of the Americas will continue to be solid and that most of the Company's major markets will continue to experience favorable economic conditions. The Company's backlog is typically small compared to annual sales and is not a good indicator of future business levels. In addition to economic growth, the improved sales outlook is dependent upon many factors, including the successful launch of new products, expanding distribution coverage, realization of price increases and stable foreign currency exchange rates. The earnings outlook assumes higher sales, continued improvements in manufacturing (which help offset cost increases including higher material prices), the continued disciplined management of operating expenses and the successful management and integration of acquisitions. The Company expects its effective tax rate will be approximately 34 percent. The tax rate in any quarter can be affected positively or negatively by developments in the specific quarter.

Forward-Looking Statements

A forward-looking statement is any statement made in this report and other reports that the Company files periodically with the Securities and Exchange Commission, or in press or earnings releases, analyst briefings, conference calls and the Company's Annual Report to shareholders which reflects the Company's current thinking on market trends and the Company's future financial performance at the time they are made. All forecasts and projections are forward-looking statements.

The Company desires to take advantage of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 by making cautionary statements concerning any forward-looking statements made by or on behalf of the Company. The Company cannot give any assurance that the results forecasted in any forward-looking statement will actually be achieved. Future results could differ materially from those expressed, due to the impact of changes in various factors. These risk factors include, but are not limited to: economic conditions in the United States and other major world economies, currency fluctuations, political instability, changes in laws and regulations, and changes in product demand. Please refer to Item 1A of, and Exhibit 99 to, the Company's Annual Report on Form 10-K for fiscal year 2007 for a more comprehensive discussion of these and other risk factors.

Investors should realize that factors other than those identified above and in Item 1A and Exhibit 99 might prove important to the Company's future results. It is not possible for management to identify each and every factor that may have an impact on the Company's operations in the future as new factors can develop from time to time.

Item 8. Financial Statements and Supplementary Data

Management's Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting. The internal control system was designed to provide reasonable assurance to management and the board of directors regarding the reliability of financial reporting and preparation of financial statements in accordance with generally accepted accounting principles.

Management assessed the effectiveness of the Company's internal control over financial reporting as of December 28, 2007. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control-Integrated Framework.*

Based on our assessment and those criteria, management believes the Company's internal control over financial reporting is effective as of December 28, 2007.

The Company's independent auditors have issued an attestation report on management's assessment of the Company's internal control over financial reporting. That report appears in this Form 10-K.

REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Internal Control Over Financial Reporting

To the Shareholders and Board of Directors of
Graco Inc.
Minneapolis, Minnesota

We have audited the internal control over financial reporting of Graco Inc. and Subsidiaries (the "Company") as of December 28, 2007, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 28, 2007, based on the criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedule as of and for the year ended December 28, 2007, of the Company and our report dated February 18, 2008 expressed an unqualified opinion on those financial statements and financial statement schedule and included an explanatory paragraph regarding the Company's change in the method of accounting for share-based compensation in 2006 described in Note A.

DELOITTE & TOUCHE LLP

Minneapolis, Minnesota
February 18, 2008

Consolidated Financial Statements

To the Shareholders and Board of Directors of
Graco Inc.
Minneapolis, Minnesota

We have audited the accompanying consolidated balance sheets of Graco Inc. and Subsidiaries (the "Company") as of December 28, 2007 and December 29, 2006, and the related consolidated statements of earnings, comprehensive income, stockholders' equity, and cash flows for each of the three years in the period ended December 28, 2007. Our audits also included the financial statement schedule listed in the Index at Item 15. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Graco Inc. and Subsidiaries as of December 28, 2007 and December 29, 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 28, 2007, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

As discussed in Note A to the consolidated financial statements, the Company changed its method of accounting for share-based compensation in 2006.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 28, 2007, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 18, 2008 expressed an unqualified opinion on the Company's internal control over financial reporting.

DELOITTE & TOUCHE LLP

Minneapolis, Minnesota
February 18, 2008

CONSOLIDATED STATEMENTS OF EARNINGS

Graco Inc. and Subsidiaries

(In thousands, except per share amounts)	Years Ended December 28, 2007	December 29, 2006	December 30, 2005
Net Sales	$841,339	$816,468	$731,702
Cost of products sold	393,913	382,511	352,352
Gross Profit	447,426	433,957	379,350
Product development	30,277	29,970	26,970
Selling, marketing and distribution	124,508	119,122	110,135
General and administrative	60,161	58,866	51,175
Operating Earnings	232,480	225,999	191,070
Interest expense	3,433	946	1,374
Other expense, net	211	687	342
Earnings before Income Taxes	228,836	224,366	189,354
Income taxes	76,000	74,600	63,500
Net Earnings	$152,836	$149,766	$125,854
Basic Net Earnings per Common Share	$ 2.35	$ 2.21	$ 1.83
Diluted Net Earnings per Common Share	$ 2.32	$ 2.17	$ 1.80
Dividends Declared per Common Share	$ .68	$ .60	$ .54

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

Graco Inc. and Subsidiaries

(In thousands)	Years Ended December 28, 2007	December 29, 2006	December 30, 2005
Net Earnings	$152,836	$149,766	$125,854
Other comprehensive income (loss)			
Cumulative translation adjustment	108	2,693	(2,390)
Pension and postretirement medical liability adjustment	(875)	115	(1,050)
Gain (loss) on interest rate hedge contracts	(1,700)	—	—
Income taxes	895	(3)	368
Other comprehensive income (loss)	(1,572)	2,805	(3,072)
Comprehensive Income	$151,264	$152,571	$122,782

See Notes to Consolidated Financial Statements.

(In thousands, except share and per share amounts)	December 28, 2007	December 29, 2006
ASSETS		
Current Assets		
Cash and cash equivalents	$ 4,922	$ 5,871
Accounts receivable, less allowances of $6,500 and $5,800	140,489	134,105
Inventories	74,737	76,311
Deferred income taxes	21,650	20,682
Other current assets	7,034	2,014
Total current assets	248,832	238,983
Property, Plant and Equipment, net	140,594	124,524
Prepaid Pension	31,823	26,903
Goodwill	67,204	67,174
Other Intangible Assets, net	41,889	50,325
Other Assets	6,382	3,694
Total Assets	$536,724	$511,603
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities		
Notes payable to banks	$ 18,991	$ 18,363
Trade accounts payable	27,379	27,442
Salaries, wages and commissions	20,470	26,303
Dividends payable	11,476	11,055
Other current liabilities	47,561	45,766
Total current liabilities	125,877	128,929
Long-Term Debt	107,060	—
Retirement Benefits and Deferred Compensation	40,639	36,946
Uncertain Tax Positions	5,400	—
Deferred Income Taxes	13,074	14,724
Commitments and Contingencies (Note K)		
Shareholders' Equity		
Common stock, $1 par value; 97,000,000 shares authorized; 61,963,962 and 66,804,781 shares outstanding in 2007 and 2006	61,964	66,805
Additional paid-in capital	156,420	130,621
Retained earnings	32,986	138,702
Accumulated other comprehensive income (loss)	(6,696)	(5,124)
Total shareholders' equity	244,674	331,004
Total Liabilities and Shareholders' Equity	$536,724	$511,603

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Graco Inc. and Subsidiaries

(In thousands)	Years Ended December 28, 2007	December 29, 2006	December 30, 2005
Cash Flows from Operating Activities			
Net earnings	$152,836	$149,766	$125,854
Adjustments to reconcile net earnings to net cash provided by operating activities			
Depreciation and amortization	28,665	26,046	23,496
Deferred income taxes	(1,590)	(6,597)	1,260
Share-based compensation	8,583	8,392	—
Excess tax benefit related to share-based payment arrangements	(4,508)	(2,857)	—
Change in			
Accounts receivable	(1,844)	(3,584)	(9,101)
Inventories	2,045	(15,587)	4,524
Trade accounts payable	(2,314)	(74)	701
Salaries, wages and commissions	(6,527)	1,917	2,239
Retirement benefits and deferred compensation	(2,290)	(12)	396
Other accrued liabilities	4,666	(2,302)	1,189
Other	(625)	521	2,666
Net cash provided by operating activities	177,097	155,629	153,224
Cash Flows from Investing Activities			
Property, plant and equipment additions	(36,869)	(33,652)	(19,904)
Proceeds from sale of property, plant and equipment	296	128	239
Investment in life insurance	(1,499)	—	—
Capitalized software and other intangible asset additions	(85)	(202)	(802)
Acquisitions of businesses, net of cash acquired	—	(30,676)	(111,005)
Net cash used in investing activities	(38,157)	(64,402)	(131,472)
Cash Flows from Financing Activities			
Net borrowings (payments) on short-term lines of credit	(312)	9,593	2,498
Borrowings on long-term line of credit	158,351	—	—
Payments on long-term line of credit	(51,295)	—	—
Excess tax benefit related to share-based payment arrangements	4,508	2,857	—
Common stock issued	24,055	12,008	10,481
Common stock retired	(230,412)	(87,570)	(42,297)
Cash dividends paid	(43,188)	(39,429)	(35,805)
Net cash used in financing activities	(138,293)	(102,541)	(65,123)
Effect of exchange rate changes on cash	(1,596)	(1,479)	1,481
Net increase (decrease) in cash and cash equivalents	(949)	(12,793)	(41,890)
Cash and cash equivalents			
Beginning of year	5,871	18,664	60,554
End of year	$ 4,922	$ 5,871	$ 18,664

See Notes to Consolidated Financial Statements.

(In thousands)	Years Ended December 28, 2007	December 29, 2006	December 30, 2005
Common Stock			
Balance, beginning of year	$ 66,805	$ 68,387	$ 68,979
Shares issued	1,077	539	599
Shares repurchased	(5,918)	(2,121)	(1,191)
Balance, end of year	61,964	66,805	68,387
Additional Paid-In Capital			
Balance, beginning of year	130,621	110,842	100,180
Shares issued	24,093	11,469	9,882
Stock compensation cost	8,583	8,392	—
Tax benefit related to stock options exercised	5,808	3,357	2,510
Restricted Stock Issued	(1,115)	—	—
Shares repurchased	(11,570)	(3,439)	(1,730)
Balance, end of year	156,420	130,621	110,842
Retained Earnings			
Balance, beginning of year	138,702	112,506	62,773
Net income	152,836	149,766	125,854
Dividends declared	(43,609)	(40,554)	(36,745)
Shares repurchased	(214,943)	(83,016)	(39,376)
Balance, end of year	32,986	138,702	112,506
Accumulated Other Comprehensive Income (Loss)			
Balance, beginning of year	(5,124)	(4,051)	(979)
Other comprehensive income (loss)	(1,572)	2,805	(3,072)
Adjustments to initially apply new accounting standard, net of tax	—	(3,878)	—
Balance, end of year	(6,696)	(5,124)	(4,051)
Total Shareholders' Equity	$244,674	$331,004	$287,684

See Notes to Consolidated Financial Statements.

A. Summary of Significant Accounting Policies

Fiscal Year. The fiscal year of Graco Inc. and Subsidiaries (the Company) is 52 or 53 weeks, ending on the last Friday in December. The years ended December 28, 2007, December 29, 2006 and December 30, 2005, were 52-week years.

Basis of Statement Presentation. The consolidated financial statements include the accounts of the parent company and its subsidiaries after elimination of all significant intercompany balances and transactions. As of December 28, 2007, all subsidiaries are 100 percent owned.

Foreign Currency Translation. The functional currency of one subsidiary in Great Britain is local currency. Accordingly, adjustments resulting from the translation of that subsidiary's financial statements into U.S. dollars are charged or credited to accumulated other comprehensive income. The U.S. dollar is the functional currency for all other foreign subsidiaries, including one subsidiary in Spain whose functional currency changed to the U.S. dollar from the euro effective at the beginning of 2007. Accordingly, gains and losses from the translation of foreign currency balances and transactions of those subsidiaries are included in other expense, net.

Accounting Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Such estimates and assumptions also affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents. All highly liquid investments with a maturity of three months or less at the date of purchase are considered to be cash equivalents.

Inventory Valuation. Inventories are stated at the lower of cost or market. The last-in, first-out (LIFO) cost method is used for valuing most U.S. inventories. Inventories of foreign subsidiaries are valued using the first-in, first-out (FIFO) cost method.

Other Current Assets. Amounts included in other current assets were:

(In thousands)	2007	2006
Prepaid income taxes	$4,936	$ —
Prepaid expenses and other	2,098	2,014
Total	$7,034	$2,014

Property, Plant and Equipment. For financial reporting purposes, plant and equipment are depreciated over their estimated useful lives, primarily by using the straight-line method as follows:

Buildings and improvements	10 to 30 years
Leasehold improvements	lesser of 5 to 10 years or life of lease
Manufacturing equipment	5 to 10 years
Office, warehouse and automotive equipment	3 to 10 years

Intangible Assets. Goodwill has been assigned to reporting units, which are the Company's divisions. The amounts of goodwill for each reportable segment were:

(In thousands)	2007	2006
Industrial	$42,221	$42,191
Contractor	7,939	7,939
Lubrication	17,044	17,044
Total	$67,204	$67,174

Components of other intangible assets were:

(Dollars in thousands)	Estimated Life (Years)	Original Cost	Amortization	Foreign Currency Translation and Other	Book Value
December 28, 2007					
Customer relationships and distribution network	4 – 8	$26,102	$(11,092)	$ 29	$15,039
Patents, proprietary technology and product documentation	5 – 15	22,243	(7,720)	16	14,539
Trademarks, trade names and other	3 – 10	4,684	(2,555)	22	2,151
		53,029	(21,367)	67	31,729
Not Subject to Amortization					
Brand names		10,260	—	(100)	10,160
Total		$63,289	$(21,367)	$ (33)	$41,889
December 29, 2006					
Customer relationships and distribution network	4 – 8	$26,102	$ (7,335)	$ 6	$18,773
Patents, proprietary technology and product documentation	5 – 15	22,243	(4,443)	5	17,805
Trademarks, trade names and other	3 – 10	5,114	(1,641)	14	3,487
		53,459	(13,419)	25	40,065
Not Subject to Amortization					
Brand names		10,260	—	—	10,260
Total		$63,719	$(13,419)	$25	$50,325

Amortization of intangibles was $8.5 million in 2007 and $6.9 million in 2006. Estimated future annual amortization is as follows: $7.7 million in 2008, $6.9 million in 2009, $5.8 million in 2010, $4.9 million in 2011 and $6.4 million thereafter.

Other Assets. Components of other assets were:

(In thousands)	2007	2006
Cash surrender value of life insurance	$1,450	$ —
Assets held for sale	1,138	—
Capitalized software	1,019	1,614
Deposits and other	2,775	2,080
Total	$6,382	$3,694

In June 2007, the Company paid $1.5 million for contracts insuring the lives of certain employees who are eligible to participate in certain non-qualified pension and deferred compensation plans. These insurance contracts will be used to fund the non-qualified pension and deferred compensation arrangements. The insurance contracts are held in a trust and are available to general creditors in the event of the Company's insolvency. Changes in cash surrender value are recorded in operating expense and were not significant in 2007.

Operations in Cleveland, Ohio were moved to new facilities in Anoka, Minnesota in 2007. The property that formerly housed those operations is listed for sale and was reclassified to other assets from property, plant and equipment at estimated market value.

Capitalized software is amortized over its estimated useful life (generally 2 to 5 years) beginning at date of implementation.

Impairment of Long-Lived Assets. In accordance with Statement of Financial Accounting Standards (SFAS) No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," the Company evaluates long-lived assets (including property and equipment, goodwill and other intangible assets) for impairment whenever events or changes in business circumstances indicate the carrying value of the assets may not be recoverable. Goodwill and other intangible assets not subject to amortization are also reviewed for impairment annually in the fourth quarter. There have been no significant write-downs of any long-lived assets in the periods presented.

Other Current Liabilities. Components of other current liabilities were:

(In thousands)	2007	2006
Accrued self-insured retentions	$ 7,842	$ 7,833
Accrued warranty and service liabilities	7,084	6,675
Accrued trade promotions	6,480	7,265
Payable for employee stock purchases	5,829	5,846
Income taxes payable	678	3,920
Other	19,648	14,227
Total	$47,561	$45,766

Self-Insurance. The Company is self-insured for certain losses and costs relating to product liability, workers' compensation and employee medical benefits claims. The Company has purchased stop-loss coverage in order to limit its exposure to significant claims. Accrued self-insured retentions are based on claims filed and estimates of claims incurred but not reported.

Product Warranties. A liability is established for estimated future warranty and service claims that relate to current and prior period sales. The Company estimates warranty costs based on historical claim experience and other factors including evaluating specific product warranty issues. Following is a summary of activity in accrued warranty and service liabilities:

(In thousands)	2007	2006
Balance, beginning of year	$ 6,675	$ 7,649
Charged to expense	6,053	4,442
Margin on parts sales reversed	3,186	1,944
Reductions for claims settled	(8,830)	(7,360)
Balance, end of year	$ 7,084	$ 6,675

Revenue Recognition. Sales are recognized when revenue is realized or realizable and has been earned. The Company's policy is to recognize revenue when risk and title passes to the customer. This is generally on the date of shipment, however certain sales are shipped FOB destination and revenue is recognized when received by the customer. In cases where there are specific customer acceptance provisions, revenue is recognized at the later of customer acceptance or shipment (subject to FOB terms.) Payment terms are established based on the type of product, distributor capabilities and competitive market conditions. Rights of return are typically contractually limited, amounts are estimable, and the Company records provisions for anticipated returns and warranty claims at the time revenue is recognized. Historically, sales returns have been approximately 2 percent of sales. Provisions for sales returns are recorded as a reduction of net sales, and provisions for warranty claims are recorded in selling, marketing and distribution expenses.

Trade promotions are offered to distributors and end users through various programs, generally with terms of one year or less. Such promotions include cooperative advertising arrangements, rebates based on annual purchases, and coupons. Payment of incentives may take the form of cash, trade credit, promotional merchandise or free product. Under cooperative advertising arrangements, the Company reimburses the distributor for a portion of its advertising costs related to the Company's products; estimated costs are accrued at the time of sale and classified as selling, marketing and distribution expense. Rebates are accrued based on the program rates and progress toward the estimated annual sales amount, and are recorded as a reduction of sales (cash, trade credit) or cost of products sold (free goods). The estimated costs related to coupon programs are accrued at the time of sale and classified as selling, marketing and distribution expense or cost of products sold, depending on the type of incentive offered.

Share-based Compensation. SFAS No. 123(R), "Share-Based Payment," became effective for the Company at the beginning of 2006. This standard requires compensation costs related to share-based payment transactions to be recognized in the financial statements. The Company adopted the standard using the modified prospective transition method, whereby compensation cost related to unvested awards as of the effective date are recognized as calculated for pro forma disclosures under SFAS No. 123, and cost related to new awards are recognized in accordance with SFAS No. 123(R). The Company continues to use the Black-Scholes option-pricing model to value option grants.

The Company recognized share-based compensation cost of $8.6 million in 2007 and $8.4 million in 2006, which reduced net income by $6.4 million, or $0.10 per weighted common share in 2007 and $6.1 million, or $0.09 per weighted common share in 2006. As of December 28, 2007, there was $11.5 million of unrecognized compensation cost related to unvested options, expected to be recognized over a weighted average period of approximately two years.

Had share-based compensation cost for the Employee Stock Purchase Plan and stock options granted under various stock incentive plans been recognized prior to 2006, the Company's net earnings and earnings per share would have been reduced as follows:

(In thousands, except per share amounts)	2005
Net earnings	
As reported	$125,854
Stock compensation, net of related tax effects	(4,636)
Pro forma	$121,218
Net earnings per common share	
Basic as reported	$ 1.83
Diluted as reported	1.80
Pro forma basic	1.76
Pro forma diluted	1.74

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions and results:

	2007	2006	2005
Expected life in years	5.6	6.3	6.3
Interest rate	4.2%	4.6%	4.2%
Volatility	25.1%	27.8%	18.7%
Dividend yield	1.7%	1.4%	1.4%
Weighted average fair value per share	$10.55	$12.97	$8.24

Expected life is estimated based on vesting terms and exercise and termination history. Interest rate is based on the U.S Treasury rate on zero-coupon issues with a remaining term equal to the expected life of the option. For 2007 and 2006, expected volatility is based on historical volatility over a period commensurate with the expected life of options. Prior to 2006, volatility was based on historical volatility over a three-year period.

The fair value of employees' purchase rights under the Employee Stock Purchase Plan was estimated on the date of grant. The benefit of the 15 percent discount from the lesser of the fair market value per common share on the first day and the last day of the plan year was added to the fair value of the employees' purchase rights determined using the Black-Scholes option-pricing model with the following assumptions and results:

	2007	2006	2005
Expected life in years	1.0	1.0	1.0
Interest rate	4.9%	4.6%	4.4%
Volatility	24.4%	24.0%	18.9%
Dividend yield	1.6%	1.4%	1.4%
Weighted average fair value per share	$9.79	$10.18	$8.26

Earnings Per Common Share. Basic net earnings per share is computed by dividing earnings available to common shareholders by the weighted average number of shares outstanding during the year. Diluted net earnings per share is computed after giving effect to the exercise of all dilutive outstanding option grants.

Comprehensive Income. Comprehensive income is a measure of all changes in shareholders' equity except those resulting from investments by and distributions to owners, and includes such items as net earnings, certain foreign currency translation items, changes in the value of qualifying hedges and pension liability adjustments.

Pension and Other Postretirement Plans. In September 2006, the Financial Accounting Standards Board (FASB) issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans." SFAS No. 158 requires the recognition of the funded status of a defined benefit plan in the statement of financial position, requires that changes in the funded status be recognized through comprehensive income and expands disclosures. SFAS No. 158 was effective for the Company for year-end 2006 financial statements. The following table shows the incremental effect of SFAS No. 158 on the consolidated balance sheet as of December 29, 2006:

(In thousands)	Before Application of SFAS No. 158	Adjustments	After Application of SFAS No. 158
Deferred income taxes, current	$ 19,820	$ 862	$ 20,682
Total current assets	238,121	862	238,983
Prepaid pension	31,303	(4,400)	26,903
Total assets	515,141	(3,538)	511,603
Other current liabilities	43,435	2,331	45,766
Total current liabilities	126,598	2,331	128,929
Retirement benefits and deferred compensation	37,521	(575)	36,946
Deferred income taxes, non-current	16,140	(1,416)	14,724
Accumulated other comprehensive income	(1,246)	(3,878)	(5,124)
Total shareholders' equity	334,882	(3,878)	331,004
Total liabilities and shareholders' equity	515,141	(3,538)	511,603

Derivative Instruments and Hedging Activities. The Company accounts for all derivatives, including those embedded in other contracts, as either assets or liabilities and measures those financial instruments at fair value. The accounting for changes in the fair value of derivatives depends on their intended use and designation.

As part of its risk management program, the Company may periodically use forward exchange contracts and interest rate swaps to manage known market exposures. Terms of derivative instruments are structured to match the terms of the risk being managed and are generally held to maturity. The Company does not hold or issue derivative financial instruments for trading purposes. All other contracts that contain provisions meeting the definition of a derivative also meet the requirements of, and have been designated as, normal purchases or sales. The Company's policy is to not enter into contracts with terms that cannot be designated as normal purchases or sales.

In 2007, the Company entered into interest rate swap contracts that effectively fix the rates paid on a total of $80 million of variable rate borrowings. One contract fixed the rate on $40 million of borrowings at 4.7 percent plus the applicable spread (depending on cash flow leverage ratio) until December 2010. The second contract fixed an additional $40 million of borrowings at 4.6 percent plus the applicable spread until January 2011. Both contracts have been designated as hedges against interest rate volatility. Consequently, changes in the fair market value are recorded in accumulated other comprehensive income (loss). As of December 28, 2007, the fair market value of the swap contracts totaled $1.7 million and was included in other current liabilities.

The Company periodically evaluates its monetary asset and liability positions denominated in foreign currencies. The Company enters into forward contracts or options, or borrows in various currencies, in order to hedge its net monetary positions. These instruments are recorded at current market values and the gains and losses are included in other expense, net. The Company believes it uses strong financial counterparts in these transactions and that the resulting credit risk under these hedging strategies is not significant.

The Company may periodically hedge anticipated transactions, generally with forward exchange contracts, which are designated as cash flow hedges. Gains and losses representing effective hedges are initially recorded as a component of other comprehensive income and are subsequently reclassified into earnings when the hedged exposure affects earnings. There were no gains or losses on such transactions in 2007, 2006 and 2005, and there were no such transactions outstanding as of December 28, 2007, and December 29, 2006.

Recent Accounting Pronouncements. In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements." This statement establishes a consistent framework for measuring fair value and expands disclosures on fair value measurements. SFAS No. 157 is effective for the Company starting in fiscal 2008 with respect to financial assets and liabilities. With respect to non-financial assets and liabilities, the statement is effective for the Company starting in fiscal 2009. The impact of the initial adoption of SFAS No. 157 in 2008 is not expected to have a significant impact on the consolidated financial statements. The Company has not determined the impact, if any, the adoption of this statement as it pertains to non-financial assets and liabilities will have on its consolidated financial statements.

B. Segment Information

The Company has three reportable segments: Industrial, Contractor and Lubrication. The Industrial segment markets equipment and pre-engineered packages for moving and applying paints, coatings, sealants, adhesives and other fluids. Markets served include automotive and truck assembly and components plants, wood products, rail, marine, aerospace, farm, construction, bus, recreational vehicles, and various other industries. The Contractor segment markets sprayers for architectural coatings for painting, roofing, texture, corrosion control and line striping and also high-pressure washers. The Lubrication segment markets products to move and dispense lubricants for fast oil change facilities, service garages, fleet service centers, automobile dealerships, the mining industry and industrial lubrication. All segments market parts and accessories for their products.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The cost of manufacturing for each segment is based on product cost, and expenses are based on actual costs incurred along with cost allocations of shared and centralized functions based on activities performed, sales or space utilization. Assets of the Company are not tracked along reportable segment lines. Depreciation expense is charged to the manufacturing or operating cost center that utilizes the asset, and is then allocated to segments on the same basis as other expenses within that cost center.

Reportable segments are defined by product. Segments are responsible for the sales, marketing and development of their products and market channel. This allows for focused marketing and efficient product development. The segments share common purchasing, manufacturing, distribution and administration functions.

(In thousands)

Reportable Segments	2007	2006	2005
Net sales			
Industrial	$444,725	$416,498	$367,119
Contractor	306,703	320,476	305,298
Lubrication	89,911	79,494	59,285
Total	$841,339	$816,468	$731,702
Operating earnings			
Industrial	$152,278	$128,460	$ 98,330
Contractor	81,528	89,064	77,598
Lubrication	9,252	18,744	15,633
Unallocated corporate (expense)	(10,578)	(10,269)	(491)
Total	$232,480	$225,999	$191,070

Unallocated corporate is not included in management's measurement of segment performance and includes such items as stock compensation, bad debt expense, charitable contributions and certain other charges or credits driven by corporate decisions.

(In thousands)

Geographic Information	2007	2006	2005
Net sales (based on customer location)			
United States	$434,012	$474,366	$435,091
Other countries	407,327	342,102	296,611
Total	$841,339	$816,468	$731,702
Long-lived assets			
United States	$266,722	$240,341	$202,601
Other countries	21,170	32,279	29,131
Total	$287,892	$272,620	$231,732

Sales to Major Customers

There were no customers that accounted for 10 percent or more of consolidated sales in 2007. Sales to a paint retailer were 10 percent of consolidated sales in each of the years 2006 and 2005.

C. Inventories

Major components of inventories were as follows:

(In thousands)	2007	2006
Finished products and components	$ 46,677	$ 44,969
Products and components in various stages of completion	24,805	26,841
Raw materials and purchased components	37,311	35,258
	108,793	107,068
Reduction to LIFO cost	(34,056)	(30,757)
Total	$ 74,737	$ 76,311

Inventories valued under the LIFO method were $46.6 million for 2007 and $49.5 million for 2006. All other inventory was valued on the FIFO method.

In 2007, certain inventory quantities were reduced, resulting in liquidation of LIFO inventory quantities carried at lower costs from prior years. The effect on net earnings was not significant.

D. Property, Plant and Equipment

Property, plant and equipment were as follows:

(In thousands)	2007	2006
Land and improvements	$ 10,066	$ 8,028
Buildings and improvements	92,145	76,485
Manufacturing equipment	166,869	149,603
Office, warehouse and automotive equipment	30,580	26,335
Additions in progress	6,413	17,867
Total property, plant and equipment	306,073	278,318
Accumulated depreciation	(165,479)	(153,794)
Net property, plant and equipment	$ 140,594	$ 124,524

Depreciation expense was $19.5 million in 2007, $18.2 million in 2006 and $18.3 million in 2005.

E. Income Taxes

Earnings before income tax expense consist of:

(In thousands)	2007	2006	2005
Domestic	$203,795	$197,410	$172,164
Foreign	25,041	26,956	17,190
Total	$228,836	$224,366	$189,354

Income tax expense consists of:

(In thousands)	2007	2006	2005
Current			
Domestic			
Federal	$67,255	$65,652	$51,103
State and local	4,600	4,520	5,000
Foreign	6,023	7,206	5,958
	77,878	77,378	62,061
Deferred			
Domestic	(1,874)	(2,611)	973
Foreign	(4)	(167)	466
	(1,878)	(2,778)	1,439
Total	$76,000	$74,600	$63,500

Income taxes paid were $74.6 million, $77.6 million and $57.0 million in 2007, 2006 and 2005.

A reconciliation between the U.S. federal statutory tax rate and the effective tax rate follows:

	2007	2006	2005
Statutory tax rate	35%	35%	35%
Earnings from non-U.S. sales at lower tax rates	(1)	(2)	(2)
State taxes, net of federal effect	2	2	2
U.S. general business tax credits	(1)	(1)	(1)
Domestic production deduction	(2)	(1)	(1)
Effective tax rate	33%	33%	33%

Deferred income taxes are provided for temporary differences between the financial reporting and the tax basis of assets and liabilities. The deferred tax assets (liabilities) resulting from these differences are as follows:

(In thousands)	2007	2006
Inventory valuations	$ 8,986	$ 7,963
Insurance accruals	2,298	2,510
Warranty reserves	2,331	2,131
Vacation accruals	1,917	2,047
Bad debt reserves	1,888	1,715
Stock compensation	2,000	3,114
Other	2,230	1,202
Current	21,650	20,682
Unremitted earnings of consolidated foreign subsidiaries	(1,800)	(2,400)
Excess of tax over book depreciation	(14,483)	(14,324)
Postretirement benefits	7,462	7,372
Stock, pension and deferred compensation	(4,531)	(5,816)
Other	278	444
Non-current	(13,074)	(14,724)
Net deferred tax assets	$ 8,576	$ 5,958

Total deferred tax assets were $36.8 million and $32.6 million, and total deferred tax liabilities were $28.2 million and $26.6 million on December 28, 2007, and December 29, 2006.

Effective at the beginning of 2007, the Company adopted the provisions of FASB Interpretation No. 48 (FIN 48), "Accounting for Uncertainty in Income Taxes." The adoption of FIN 48 resulted in no adjustment to beginning retained earnings.

The Company files income tax returns in the U.S. federal jurisdiction, and various states and foreign jurisdictions. With few exceptions, the Company is no longer subject to U.S. federal, state and local, or non-U.S. income tax examinations by tax authorities for years before 2001. The Internal Revenue Service (IRS) commenced an examination of the Company's U.S. income tax returns for 2004 and 2005 in the first quarter of 2007, which is anticipated to be completed by the end of 2008. The Company does not anticipate that adjustments related to the resolution of the audit, if any, would result in a material change to its financial position.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

(In thousands)	2007
Unrecognized tax benefits balance at December 30, 2006	$ 4,900
Gross increases – current period tax positions	800
Lapse of statute of limitations	(1,000)
Unrecognized tax benefits balance at December 28, 2007	$ 4,700

At the end of 2007, the Company's liability for uncertain tax positions was $5.4 million, including $ 0.7 million of interest and penalties. Unrecognized tax benefits of $4.0 million would affect the Company's effective tax rate if recognized. The Company records penalties and accrued interest related to uncertain tax positions in income tax expense.

There is a reasonable possibility that unrecognized tax benefits will decrease by approximately $3 to $4 million in the next twelve months pursuant to the following events: expiring statute of limitations, the closure of the IRS audit, and the closure of other tax jurisdiction audits.

F. Debt

In July 2007, the Company entered into an agreement with a syndicate of lenders providing an unsecured credit facility for 5 years. This credit facility provides $250 million of committed credit with an option for an additional $150 million. The facility is available for general corporate purposes, working capital needs, share repurchases and acquisitions. Borrowings under the facility bear interest at either the bank's prime rate, the federal funds rate plus 0.5 percent or the London Interbank Offered Rate plus a spread of between 0.23 percent and 0.57 percent, depending on the Company's cash flow leverage ratio (debt to earnings before interest, taxes, depreciation and amortization). The Company is also required to pay a facility fee on the full amount of the loan commitment at an annual rate ranging from 0.07 percent to 0.15 percent, depending on the Company's cash flow leverage ratio. The agreement requires the Company to maintain certain financial ratios as to cash flow leverage and interest coverage.

On December 28, 2007, the Company had $293 million in lines of credit, including the $250 million in committed credit facilities described above and uncommitted lines of credit totaling $20 million with U.S. banks and $23 million with foreign banks. The unused portion of these credit lines was $172 million at December 28, 2007. Borrowing rates under these credit lines vary with the prime rate, rates on domestic certificates of deposit and the London Interbank market. The weighted average short-term borrowing rates were 5.3 percent, 5.2 percent and 4.3 percent for the years ended December 28, 2007, December 29, 2006 and December 30, 2005. The Company pays facility fees of up to 0.15 percent per annum on certain of these lines. No compensating balances are required.

The Company is in compliance with the financial covenants of its debt agreements.

Interest paid on debt during 2007, 2006 and 2005 was $2.6 million, $0.9 million and $1.3 million.

G. Shareholders' Equity

At December 28, 2007, the Company had 22,549 authorized, but not issued, cumulative preferred shares, $100 par value. The Company also has authorized, but not issued, a separate class of 3 million shares of preferred stock, $1 par value.

The Company maintains a plan in which one preferred share purchase right (Right) exists for each common share of the Company. Each Right will entitle its holder to purchase one four-hundredth of a share of a new series of junior participating preferred stock at an exercise price of $180, subject to adjustment. The Rights are exercisable only if a person or group acquires beneficial ownership of 15 percent or more of the Company's outstanding common stock. The Rights expire in March 2010 and may be redeemed earlier by the Board of Directors for $.001 per Right.

Components of accumulated other comprehensive income (loss) were:

(In thousands)	2007	2006
Pension liability adjustment	$(5,672)	$(5,064)
Gain (loss) on hedge contracts	(1,072)	—
Cumulative translation adjustment	48	(60)
Total	$(6,696)	$(5,124)

H. Share-Based Awards and Purchase Plans

Stock Option and Award Plan. The Company has a stock incentive plan under which it grants stock options and share awards to directors, officers and other employees. Option price is the market price on the date of grant. Options become exercisable at such time, generally over three or four years, and in such installments as set by the Company, and expire ten years from the date of grant.

Restricted share awards have been made to certain key employees under the plan. The market value of restricted stock at the date of grant is recorded as a reduction of additional paid-in capital and is charged to operations over the vesting period. Compensation cost charged to operations for restricted share awards was $31,000 in 2007 and $116,000 in 2005. There was no compensation cost related to restricted shares in 2006. Individual nonemployee directors of the Company may elect to receive, either currently or deferred, all or part of their annual retainer, and/or payment for attendance at Board or Committee meetings, in the form of shares of the Company's common stock instead of cash. Under this arrangement, the Company issued 10,338 shares in 2007, 10,955 shares in 2006 and 12,933 shares in 2005. The expense related to this arrangement is not significant.

Options on common shares granted and outstanding, as well as the weighted average exercise price, are shown below (in thousands, except per share amounts):

	Options	Weighted Average Exercise Price	Options Exercisable	Weighted Average Exercise Price
Outstanding, December 31, 2004	3,622	$18.28	1,804	$11.87
Granted	389	37.95		
Exercised	(341)	11.57		
Canceled	(55)	29.93		
Outstanding, December 30, 2005	3,615	$20.85	2,017	$14.28
Granted	703	41.11		
Exercised	(324)	15.11		
Canceled	(38)	34.29		
Outstanding, December 29, 2006	3,956	$24.79	2,272	$16.94
Granted	1,037	40.08		
Exercised	(836)	19.96		
Canceled	(378)	38.98		
Outstanding, December 28, 2007	3,779	$28.63	2,228	$21.41

The following table summarizes information for options outstanding and exercisable at December 28, 2007 (in thousands, except per share and contractual term amounts):

Range of Prices	Options Outstanding	Options Outstanding Weighted Avg. Remaining Contractual Term in Years	Options Outstanding Weighted Avg. Exercise Price	Options Exercisable	Options Exercisable Weighted Avg. Exercise Price
$ 6-13	772	2	$10.13	772	$10.13
17-29	1,041	5	22.77	906	21.99
32-39	929	8	36.53	415	34.61
40-49	1,037	9	41.22	135	41.40
$ 6-49	3,779	6	$28.63	2,228	$21.41

The aggregate intrinsic value of exercisable option shares was $36.5 million as of December 28, 2007, with a weighted average contractual term of 4.5 years. There were approximately 3.7 million vested share options and share options expected to vest as of December 28, 2007, with an aggregate intrinsic value of $37.8 million, a weighted average exercise price of $28.30 and a weighted average contractual term of 6.1 years.

Information related to options exercised follows:

(In thousands)	2007	2006	2005
Cash received	$16,688	$4,889	$3,945
Aggregate intrinsic value	17,465	8,851	8,574
Tax benefit realized	6,500	3,200	3,000

Stock Purchase Plan. Under the Company's Employee Stock Purchase Plan, the purchase price of the shares is the lesser of 85 percent of the fair market value on the first day or the last day of the plan year. The Company issued 202,096 shares under this Plan in 2007, 204,478 shares in 2006 and 245,303 shares in 2005.

Authorized Shares. Shares authorized for issuance under the stock option and purchase plans are shown below:

(In thousands)	Total Shares Authorized	Available for Future Issuance as of December 28, 2007
Stock Incentive Plan (2006)	7,375	3,861
Employee Stock Purchase Plan (2006)	2,000	2,000
Total	9,375	5,861

Amounts available for future issuance exclude outstanding options. Options outstanding as of December 28, 2007, include options granted under three plans that were replaced by the Stock Incentive Plan in 2001 and 2006. No shares are available for future grants under those plans. At the annual meeting of shareholders in April 2006, shareholders approved the 2006 Employee Stock Purchase Plan, which authorized 2 million shares of common stock. The new plan became effective in March 2007, at which time shares remaining authorized and unissued by the old plan were cancelled.

I. Earnings per Share

The following table sets forth the computation of basic and diluted earnings per share:

(In thousands, except per share amounts)	2007	2006	2005
Numerator			
Net earnings available to common shareholders	$152,836	$149,766	$125,854
Denominators			
Weighted average shares outstanding for basic earnings per share	65,043	67,807	68,766
Dilutive effect of stock options computed based on the treasury stock method using the average market price	941	1,170	1,096
Denominator for diluted earnings per share	65,984	68,977	69,862
Basic earnings per share	$ 2.35	$ 2.21	$ 1.83
Diluted earnings per share	$ 2.32	$ 2.17	$ 1.80

Stock options to purchase 1,142,000 and 615,000 common shares were not included in the 2007 and 2006 calculations of diluted earnings per share, respectively, because they would have been anti-dilutive.

J. Retirement Benefits

The Company has a defined contribution plan, under Section 401(k) of the Internal Revenue Code, which provides retirement benefits to most U.S. employees. For all employees who elect to participate, the Company matches employee contributions at a 100 percent rate, up to 3 percent of the employee's compensation. For employees not covered by a defined benefit plan, the Company contributes an amount equal to 1.5 percent of the employee's compensation. Employer contributions totaled $3.0 million in 2007, $2.6 million in 2006 and $2.3 million in 2005.

The Company's postretirement medical plan provides certain medical benefits for retired U.S. employees. Employees hired before January 1, 2005, are eligible for these benefits upon retirement and fulfillment of other eligibility requirements as specified by the plan.

The Company has both funded and unfunded noncontributory defined benefit pension plans that together cover most U.S. employees hired before January 1, 2006, certain directors and some of the employees of the Company's non-U.S. subsidiaries. For U.S. plans, benefits are based on years of service and the highest five consecutive years' earnings in the ten years preceding retirement. The Company funds annually in amounts consistent with minimum funding requirements and maximum tax deduction limits.

Investment policies and strategies of the funded pension plan are based on a long-term view of economic growth and heavily weighted toward equity securities. The plan invests primarily in common stocks and bonds, including the Company's common stock. The market value of the plan's investment in the common stock of the Company was $13.0 million at December 28, 2007, and $13.8 million at December 29, 2006. For the funded pension plan, asset allocations at year-end were as follows:

	2007	2006
Graco common stock	6%	7%
Other equity securities	72%	77%
Debt securities	15%	10%
Real estate	6%	5%
Cash	1%	1%
Total	100%	100%

The Company uses a December 31 measurement date for all of its plans. The following provides a reconciliation of the changes in the plans' benefit obligations and fair value of assets over the periods ending December 28, 2007, and December 29, 2006, and a statement of the funded status as of the same dates.

	Pension Benefits		Postretirement Medical Benefits	
(In thousands)	2007	2006	2007	2006
Change in benefit obligation				
Obligation, beginning of year	$202,578	$191,261	$ 21,416	$ 30,555
Pension obligation of acquired business	—	4,531	—	—
Service cost	5,618	5,444	537	849
Interest cost	11,504	10,541	1,345	1,511
Plan amendments	—	211	873	(8,164)
Actuarial loss (gain)	(10,615)	(3,265)	1,772	(1,254)
Exchange rate changes	914	865	—	—
Benefit payments	(7,817)	(7,010)	(2,347)	(2,081)
Obligation, end of year	$202,182	$202,578	$ 23,596	$ 21,416
Change in plan assets				
Fair value, beginning of year	$212,819	$185,330	$ —	$ —
Pension assets of acquired business	—	4,907	—	—
Actual return on assets	9,492	28,815	—	—
Employer contributions	884	777	2,347	2,081
Benefit payments	(7,817)	(7,010)	(2,347)	(2,081)
Fair value, end of year	$215,378	$212,819	$ —	$ —
Funded status	$ 13,196	$ 10,241	$(23,596)	$(21,416)
Amounts recognized in consolidated balance sheets				
Non-current assets	$ 31,823	$ 26,903	$ —	$ —
Current liabilities	645	839	2,344	1,492
Non-current liabilities	17,982	15,823	21,252	19,924
Net	$ 13,196	$ 10,241	$(23,596)	$(21,416)

The accumulated benefit obligation for all defined benefit pension plans was $182 million as of year-end for both 2007 and 2006. Information for plans with an accumulated benefit obligation in excess of plan assets follows:

(In thousands)	2007	2006
Projected benefit obligation	$18,628	$16,662
Accumulated benefit obligation	15,806	14,530
Fair value of plan assets	—	—

The components of net periodic benefit cost for the plans for 2007, 2006 and 2005 were as follows:

	Pension Benefits			Postretirement Medical Benefits		
(In thousands)	2007	2006	2005	2007	2006	2005
Service cost – benefits earned during the period	$ 5,618	$ 5,444	$ 4,648	$ 537	$ 849	$ 841
Interest cost on projected benefit obligation	11,504	10,541	9,931	1,345	1,511	1,620
Expected return on assets	(18,795)	(16,582)	(15,549)	—	—	—
Amortization of transition obligation (asset)	—	—	(11)	—	—	—
Amortization of prior service cost (credit)	244	147	144	(739)	(161)	—
Amortization of net loss (gain)	236	535	92	811	595	526
Cost of pension plans which are not significant and have not adopted SFAS No. 87	478	320	370	N/A	N/A	N/A
Net periodic benefit cost (credit)	$ (715)	$ 405	$ (375)	$1,954	$2,794	$2,987

Amounts recognized in other comprehensive (income) loss in 2007 were as follows:

(In thousands)	Pension Benefits	Postretirement Medical Benefits
Prior service cost (credit) arising during the period	$ —	$ 873
Net loss (gain) arising during the period	(1,218)	1,772
Amortization of prior service credit (cost)	(244)	739
Amortization of net gain (loss)	(236)	(811)
Total	$(1,698)	$2,573

Amounts included in accumulated other comprehensive (income) loss as of December 28, 2007 and December 29, 2006, that had not yet been recognized as components of net periodic benefit cost, were as follows:

	Pension Benefits		Postretirement Medical Benefits	
(In thousands)	2007	2006	2007	2006
Prior service cost (credit)	$ 742	$ 996	$(6,390)	$(8,002)
Net loss	4,963	6,407	9,600	8,639
Net before income taxes	5,705	7,403	3,210	637
Income taxes	(2,055)	(2,740)	(1,188)	(236)
Net	$3,650	$4,663	$ 2,022	$ 401

Amounts included in accumulated other comprehensive (income) loss that are expected to be recognized as components of net periodic benefit cost in 2008 were as follows:

(In thousands)	Pension Benefits	Postretirement Medical Benefits
Prior service cost (credit)	$ 252	$(658)
Net loss (gain)	144	638
Net before income taxes	396	(20)
Income taxes	(146)	7
Net	$ 250	$ (13)

Assumptions used to determine the Company's benefit obligations are shown below:

	Pension Benefits		Postretirement Medical Benefits	
Weighted average assumptions	2007	2006	2007	2006
Discount rate	6.2%	5.7%	6.3%	5.8%
Rate of compensation increase	3.8%	3.8%	N/A	N/A

Assumptions used to determine the Company's net periodic benefit cost are shown below:

	Pension Benefits			Postretirement Medical Benefits		
Weighted average assumptions	2007	2006	2005	2007	2006	2005
Discount rate	5.7%	5.5%	5.9%	5.8%	5.5%	6.0%
Expected return on assets	9.0%	9.0%	9.0%	N/A	N/A	N/A
Rate of compensation increase	3.8%	3.8%	3.8%	N/A	N/A	N/A

Several sources of information are considered in determining the expected rate of return assumption, including the allocation of plan assets, the input of actuaries and professional investment advisors, and historical long-term returns. In setting the return assumption, the Company recognizes that historical returns are not always indicative of future returns and also considers the long-term nature of its pension obligations.

The Company's U.S. retirement medical plan limits the annual cost increase that will be paid by the Company. In 2006, the annual cost increase limitation was changed to 5 percent for 2007, 4 percent for 2008 and 3 percent thereafter. In 2007, the Company made changes in the administration of the plan to facilitate compliance with the cost limitation provisions. The Company also amended the plan to remove the 30-year service cap applied to the calculation of service-based credits provided to future retirees for postretirement health care costs. In measuring the accumulated postretirement benefit obligation (APBO), the annual trend rate for health care costs was assumed to be 9.0 percent for 2008, decreasing by one-half percentage point each year to a constant rate of 5 percent in 2016 and thereafter, subject to the plan's annual increase limitation.

At December 28, 2007, a one percent change in assumed health care cost trend rates would have no significant impact on the service and interest cost components of net periodic postretirement health care benefit cost or the APBO for health care benefits.

The Company expects to contribute $0.6 million to its unfunded pension plans and $2.3 million to the postretirement medical plan in 2008. No contribution to the funded pension plan is expected in 2008. Estimated future benefit payments are as follows:

(In thousands)	Pension Benefits	Postretirement Medical Benefits
2008	$ 8,400	$2,300
2009	9,000	2,200
2010	10,500	2,100
2011	10,800	2,000
2012	11,500	1,800
Years 2013 – 2017	69,700	8,200

K. Commitments and Contingencies

Lease Commitments. Aggregate annual rental commitments under operating leases with noncancelable terms of more than one year were $5.6 million at December 28, 2007, payable as follows:

(In thousands)	Buildings	Vehicles & Equipment	Total
2008	$ 629	$1,833	$2,462
2009	272	1,312	1,584
2010	30	529	559
2011	22	196	218
2012	22	78	100
Thereafter	679	6	685
Total	$1,654	$3,954	$5,608

Total rental expense was $2.3 million for 2007, $1.8 million for 2006 and $1.7 million for 2005.

Other Commitments. The Company is committed to pay suppliers under the terms of open purchase orders issued in the normal course of business totaling approximately $20 million at December 28, 2007. The Company also has commitments with certain suppliers to purchase minimum quantities, and under the terms of certain agreements, the Company is committed for certain portions of the supplier's inventory. The Company does not purchase, or commit to purchase quantities in excess of normal usage or amounts that cannot be used within one year. The Company estimates that the maximum commitment amount under such agreements does not exceed $24 million. In addition, the Company could be obligated to perform under standby letters of credit totaling $2 million at December 28, 2007. The Company has also guaranteed the debt of its subsidiaries for up to $9 million.

Contingencies. The Company is party to various legal proceedings arising in the normal course of business. The Company is actively defending these matters and has recorded an estimate of the probable costs. Management does not expect that resolution of these matters will have a material adverse effect on the Company, although the ultimate outcome cannot be determined based on available information.

L. Acquisitions

Lubriquip. In July 2006, the Company purchased the stock of Lubriquip, Inc. for approximately $31 million cash. Lubriquip, with sales of approximately $30 million in 2005, is a manufacturer of centralized and automated oil and grease lubrication systems, force-feed lubricators, metering devices and related electronic controls and accessories. The products, brands and distribution channels of Lubriquip will expand and complement the Company's Lubrication Equipment business. Results of Lubriquip operations have been included in the Lubrication segment since the date of acquisition.

Lubriquip had manufacturing facilities in Warrensville Heights, Ohio and Madison, Wisconsin. In 2007, the Company combined those operations with the Company's existing lubrication businesses in a new facility in Anoka, Minnesota.

The purchase price was allocated based on estimated fair values as follows (in thousands):

Accounts receivable and prepaid expenses	$ 2,400
Inventories	3,700
Deferred income taxes	600
Property, plant and equipment	3,000
Prepaid pension	400
Identifiable intangible assets	17,000
Goodwill	14,000
Total purchase price	41,100
Current liabilities assumed	(3,600)
Deferred income taxes	(6,800)
Net assets acquired	$30,700

Identifiable intangible assets and weighted average estimated useful life were as follows (dollars in thousands):

Product documentation (8 years)	$ 8,500
Customer relationships (7 years)	3,700
Proprietary technology (5 years)	1,600
Total (7 years)	13,800
Brand names (indefinite useful life)	3,200
Total identifiable intangible assets	$17,000

None of the goodwill or identifiable intangible assets is expected to be deductible for tax purposes.

Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Evaluation of disclosure controls and procedures

As of the end of the fiscal year covered by this report, the Company carried out an evaluation of the effectiveness of the design and operation of its disclosure controls and procedures. This evaluation was done under the supervision and with the participation of the Company's President and Chief Executive Officer, the Chief Financial Officer and Treasurer, the Vice President and Controller, and the Vice President, General Counsel and Secretary. Based upon that evaluation, they concluded that the Company's disclosure controls and procedures are effective in gathering, analyzing and disclosing information needed to satisfy the Company's disclosure obligations under the Exchange Act.

Management's Annual Report on Internal Control Over Financial Reporting

The information under the heading "Management's Report on Internal Control Over Financial Reporting" in Part II, Item 8, of this 2007 Annual Report on Form 10-K is incorporated herein by reference.

Reports of Independent Registered Public Accounting Firm

The information under the heading "Reports of Independent Registered Public Accounting Firm: Internal Control Over Financial Reporting" in Part II, Item 8, of this 2007 Annual Report on Form 10-K is incorporated herein by reference.

Changes in Internal Control Over Financial Reporting

During the fourth quarter, there was no change in the Company's internal control over financial reporting that has materially affected or is reasonably likely to materially affect the Company's internal control over financial reporting.

Item 9B. Other Information

Not applicable.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

The information under the heading "Executive Officers of the Company" in Part I of this 2007 Annual Report on Form 10-K and the information under the headings "Election of Directors-Nominees and Other Directors," "Director Qualifications and Selection Process" and "Section 16(a) Beneficial Ownership Reporting Compliance" of our Company's Proxy Statement for its 2008 Annual Meeting of Shareholders, to be held on April 25, 2008 (the "Proxy Statement"), are incorporated herein by reference.

New York Stock Exchange Rule 303A.12

Our Company's Annual CEO Certification as required by NYSE Rule 303A.12(a) was filed with the New York Stock Exchange on or about May 10, 2007. The certifications of the President and Chief Executive Officer and Chief Financial Officer and Treasurer under Section 302 of the Sarbanes-Oxley Act of 2002, regarding the quality of our Company's disclosure in this 2007 Annual Report on Form 10-K, have been filed as exhibits 31.1 and 31.2 hereto.

Audit Committee Members and Audit Committee Financial Expert

The information under the heading "Committees of the Board of Directors" of our Company's Proxy Statement is incorporated herein by reference.

Corporate Governance Guidelines, Committee Charters and Code of Ethics

Our Company has adopted Corporate Governance Guidelines and Charters for the Audit, Governance, and Management Organization and Compensation Committees of the Board of Directors. We have also issued Conduct of Business Guidelines (Code of Ethics) that apply to our principal executive officer, principal financial officer, principal accounting officer, all officers, directors, and employees of Graco Inc. and all of its subsidiaries and branches worldwide. The Corporate Governance Guidelines, Committee Charters, and Conduct of Business Guidelines, with any amendments or waivers thereto, may be accessed free of charge by visiting the Graco website at www.graco.com. Copies of these documents are also available in print by written request directed to Secretary, Graco Inc., P.O. Box 1441, Minneapolis, MN 55440-1441.

Our Company intends to post on the Graco website any amendment to, or waiver from, a provision of the Conduct of Business Guidelines that applies to our principal executive officer, principal financial officer, principal accounting officer, controller and other persons performing similar functions within four business days following the date of such amendment or waiver.

Section 16(a) Reporting Compliance

The information under the heading "Section 16(a) Beneficial Ownership Reporting Compliance" of the Company's Proxy Statement is incorporated herein by reference.

Item 11. Executive Compensation

The information contained under the headings "Executive Compensation," "Compensation Committee Interlocks and Insider Participation" and "Report of the Management Organization and Compensation Committee" of the Proxy Statement is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information contained under the headings "Equity Compensation Plan Information" and "Beneficial Ownership of Shares" of the Proxy Statement is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions and Director Independence

The information under the headings "Certain Business Relationships," "Related Person Transaction Approval Policy" and "Director Independence" of the Proxy Statement is incorporated herein by reference.

Item 14. Principal Accounting Fees and Services

The information under the headings "Independent Registered Public Accounting Firm Fees and Services" and "Pre-Approval Policies" of the Proxy Statement is incorporated herein by reference.

PART IV

Item 15. Exhibits and Financial Statement Schedule

(a) The following documents are filed as part of this report:

(1) Financial Statements
See Part II

(2) Financial Statement Schedule

All other schedules are omitted because they are not applicable, or not required, or because the required information is included in the Consolidated Financial Statements or Notes thereto.

(3) Management Contract, Compensatory Plan or Arrangement. (See Exhibit Index) 53
Those entries marked by an asterisk are Management Contracts, Compensatory Plans or Arrangements.

Schedule II - Valuation and Qualifying Accounts
Graco Inc. and Subsidiaries

Description	Balance at beginning of year	Additions charged to costs and expenses	Deductions from reserves[1]	Other add (deduct)[2]	Balance at end of year
Year ended December 28, 2007					
Allowance for doubtful accounts	$2,600	$ 200	$ 400	$ 100	$2,500
Allowance for returns and credits	3,200	12,400	11,600	—	4,000
	$5,800	$12,600	$12,000	$ 100	$6,500
Year ended December 29, 2006					
Allowance for doubtful accounts	$2,300	$ —	$ —	$ 300	$2,600
Allowance for returns and credits	3,600	10,400	10,900	100	3,200
	$5,900	$10,400	$10,900	$ 400	$5,800
Year ended December 30, 2005					
Allowance for doubtful accounts	$2,300	$ 300	$ 200	$(100)	$2,300
Allowance for returns and credits	3,300	8,100	7,700	(100)	3,600
	$5,600	$8,400	$ 7,900	$(200)	$5,900

1 For doubtful accounts, represents amounts determined to be uncollectible and charged against reserve, net of collections on accounts previously charged against reserves. For returns and credits, represents amounts of credits issued and returns processed.

2 Includes amounts assumed or established in connection with acquisitions and effects of foreign currency translation.

Signatures

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Graco Inc.

/s/PATRICK J. MCHALE — February 18, 2008

Patrick J. McHale
President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

/s/ PATRICK J. MCHALE — February 18, 2008

Patrick J. McHale
President and Chief Executive Officer
(Principal Executive Officer)

/s/JAMES A. GRANER — February 18, 2008

James A. Graner
Chief Financial Officer and Treasurer
(Principal Financial Officer)

/s/CAROLINE M. CHAMBERS — February 18, 2008

Caroline M. Chambers
Vice President and Controller
(Principal Accounting Officer)

Lee R. Mitau	Director, Chairman of the Board
William J. Carroll	Director
Jack W. Eugster	Director
J. Kevin Gilligan	Director
Patrick J. McHale	Director
Marti Morfitt	Director
Mark H. Rauenhorst	Director
William G. Van Dyke	Director
R. William Van Sant	Director

Patrick J. McHale, by signing his name hereto, does hereby sign this document on behalf of himself and each of the above named directors of the Registrant pursuant to powers of attorney duly executed by such persons.

/s/ PATRICK J. MCHALE — February 18, 2008

Patrick J. McHale
(For himself and as attorney-in-fact)

Exhibit Index

Exhibit Number	Description
2.1	Stock Purchase Agreement By and Among PMC Global, Inc. Gusmer Machinery Group, Inc. and Graco Inc., dated as of February 4, 2005 (Incorporated by reference to exhibit 2.1 to the Company's Report on Form 8-K dated February 10, 2005.)
2.2	Stock Purchase Agreement By and Among PMC Europe Investments, S.L. and Graco Inc. dated as of February 4, 2005 (Incorporated by reference to Exhibit 2.2 to the Company's Report on Form 8-K dated February 10, 2005.)
3.1	Restated Articles of Incorporation as amended June 14, 2007. (Incorporated by reference to Exhibit 3.1 to the Company's Report on Form 10-Q for the thirteen weeks ended June 29, 2007.)
3.2	Restated Bylaws as amended June 13, 2002. (Incorporated by reference to Exhibit 3 to the Company's Report on Form 10-Q for the thirteen weeks ended June 28, 2002.)
4.1	Share Rights Agreement dated as of February 25, 2000, between the Company and Wells Fargo, formerly known as Norwest Bank Minnesota, National Association, as Rights Agent. (Incorporated by reference to Exhibit 1 to the Company's Registration Statement on Form 8-A dated March 9, 2000.)
4.2	Credit Agreement dated July 12, 2007, between the Company and U.S. Bank National Association, JPMorgan Chase Bank, N.A., Wells Fargo Bank, National Association, and Bank of America, N.A. (Incorporated by reference to Exhibit 10.1 to the Company's Report on Form 8-K dated July 12, 2007.)
*10.1	Executive Officer Bonus Plan. (Incorporated by reference to Exhibit 10.3 to the Company's Report on Form 8-K dated February 18, 2005.)
*10.2	Executive Officer Annual Incentive Bonus Plan. (Incorporated by reference to the Company's Definitive Proxy Statement on Schedule 14A filed March 6, 2007.)
*10.3	Graco Inc. Nonemployee Director Stock Option Plan, as amended and restated June 18, 2004. (Incorporated by reference to Exhibit 10.4 to the Company's Report on Form 10-Q for the thirteen weeks ended April 1, 2005.)
*10.4	Long Term Stock Incentive Plan, as amended and restated June 18, 2004. (Incorporated by reference to Exhibit 10.1 to the Company's Report on Form 10-Q for the thirteen weeks ended April 1, 2005.)
*10.5	Graco Inc. Amended and Restated Stock Incentive Plan (2006). (Incorporated by reference to the Company's Definitive Proxy Statement on Schedule 14A filed March 14, 2006.)
10.6	Employee Stock Incentive Plan, as amended and restated June 18, 2004. (Incorporated by reference to Exhibit 10.3 to the Company's Report on Form 10-Q for the thirteen weeks ended April 1, 2005.)
*10.7	Deferred Compensation Plan Restated, effective December 1, 1992. (Incorporated by reference to Exhibit 2 to the Company's Report on Form 8-K dated March 11, 1993.) Amendment 1 dated September 1, 1996. (Incorporated by reference to Exhibit 10.2 to the Company's Report on Form 10-Q for the twenty-six weeks ended June 27, 1997.) Amendment 2 dated May 27, 2000. (Incorporated by reference to Exhibit 10.7 to the Company's 2005 Annual Report on Form 10-K.) Amendment 3 adopted on December 19, 2002. (Incorporated by reference to Exhibit 10.7 to the Company's 2005 Annual Report on Form 10-K.) Amendment 4 adopted June 14, 2007. (Incorporated by reference to Exhibit 10.2 to the Company's Report on Form 10-Q for the thirteen weeks ended June 29, 2007.)
*10.8	Deferred Compensation Plan (2005 Statement) as amended and restated on April 4, 2005. (Incorporated by reference to Exhibit 10.1 of the Company's Report on Form 10-Q for the thirteen weeks ended July 1, 2005.) Amendment 2 dated November 1, 2005. (Incorporated by reference to Exhibit 10.8 to the Company's 2005 Annual Report on Form 10-K.)
10.9	CEO Award Program. (Incorporated by reference to Exhibit 10.9 to the Company's 2005 Annual Report on Form 10-K.)

*10.10 Retirement Plan for Nonemployee Directors. (Incorporated by reference to Attachment C to Item 5 to the Company's Report on Form 10-Q for the thirteen weeks ended March 29, 1991.)

*10.11 Graco Restoration Plan (2005 Statement.) (Incorporated by reference to Exhibit 10.1 to the Company's Report on Form 10-Q for the thirteen weeks ended September 29, 2006.) First Amendment adopted December 8, 2006. (Incorporated by reference to Exhibit 10.12 to the Company's 2006 Annual Report on Form 10-K.) Second Amendment adopted August 15, 2007. (Incorporated by reference to Exhibit 10.1 to the Company's Report on Form 10-Q for the thirteen weeks ended September 28, 2007.)

*10.12 Stock Option Agreement. Form of agreement used for award of nonstatutory stock options to nonemployee directors under the Nonemployee Director Stock Option Plan. (Incorporated by reference to Exhibit 10.11 to the Company's 2001 Annual Report on Form 10-K.)

*10.13 Stock Option Agreement. Form of agreement used for award of nonstatutory stock options to nonemployee directors under the Graco Inc. Stock Incentive Plan. (Incorporated by reference to Exhibit 10.22 to the Company's 2002 Annual Report on Form 10-K.) Amended form of agreement for awards made to nonemployee directors. (Incorporated by reference to Exhibit 10.3 to the Company's Report on Form 10-Q for the thirteen weeks ended March 26, 2004.)

*10.14 Stock Option Agreement. Form of agreement used for award of nonstatutory stock options to nonemployee directors under the Graco Inc. Amended and Restated Stock Incentive Plan (2006). (Incorporated by reference to Exhibit 10.3 to the Company's Report on Form 10-Q for the thirteen weeks ended June 29, 2007.)

*10.15 Stock Option Agreement. Form of agreement used for award of non-incentive stock options to executive officers under the Long Term Stock Incentive Plan. (Incorporated by reference to Exhibit 10.12 to the Company's 2001 Annual Report on Form 10-K.)

*10.16 Stock Option Agreement. Form of agreement used for award of non-incentive stock options to executive officers under the Graco Inc. Stock Incentive Plan. (Incorporated by reference to Exhibit 10.2 to the Company's Report on Form 10-Q for the thirteen weeks ended March 29, 2002.) Amended form of agreement for awards made to Chief Executive Officer in 2001 and 2002. Amended form of agreement for awards made to executive officers in 2003. (Incorporated by reference to Exhibit 10.15 of the Company's 2003 Annual Report on Form 10-K.) Amended form of agreement for awards made to executive officers in 2004. Amended form of agreement for awards made to Chief Executive Officer in 2004. (Incorporated by reference to Exhibit 10.2 and 10.4 to the Company's Report on Form 10-Q for the thirteen weeks ended March 26, 2004.)

*10.17 Stock Option Agreement. Form of agreement used for award in 2007 of non-incentive stock options to executive officers under the Graco Inc. Amended and Restated Stock Incentive Plan (2006). (Incorporated by reference to Exhibit 10.1 to the Company's Report on Form 10-Q for the thirteen weeks ended March 30, 2007.)

*10.18 Stock Option Agreement. Form of agreement used for award in 2007 of non-incentive stock options to chief executive officer under the Graco Inc. Amended and Restated Stock Incentive Plan (2006). (Incorporated by reference to Exhibit 10.1 to the Company's Report on Form 10-Q for the thirteen weeks ended March 30, 2007.)

*10.19 Executive Deferred Compensation Agreement. Form of supplementary agreement entered into by the Company which provides a retirement benefit to one executive officer, as amended by Amendment 1, effective September 1, 1990. (Incorporated by reference to Exhibit 3 to the Company's Report on Form 8-K dated March 11, 1993.)

*10.20 Executive Officer Restricted Stock Agreement. Form of agreement used to award restricted stock to selected executive officers.

*10.21 Election Form. Form of agreement used for the issuance of stock or deferred stock in lieu of cash payment of retainer and/or meeting fees to nonemployee directors under the Graco Inc. Stock Incentive Plan. (Incorporated by reference to Exhibit 10.17 to the Company's 2004 Annual Report on Form 10-K.) Amended form of agreement used for the 2006 plan year. (Incorporated by reference to Exhibit 10.4 to the Company's Report on Form 10-Q for the thirteen weeks ended June 29, 2007.)

*10.22 Election Form. Form of agreement used for the 2007 plan year for the issuance of stock or deferred stock in lieu of cash payment of retainer and/or meeting fees to nonemployee directors under the Graco Inc. Amended and Restated

Stock Incentive Plan (2006). (Incorporated by reference to Exhibit 10.5 to the Company's Report on Form 10-Q for the thirteen weeks ended June 29, 2007.) Amended form of agreement used for the 2008 plan year.

*10.23 Key Employee Agreement. Form of agreement with officers and other key employees relating to change of control. (Incorporated by reference to Exhibit 10.15 to the Company's 2001 Annual Report on Form 10-K.)

*10.24 Key Employee Agreement. Form of agreement used with chief executive officer.

*10.25 Key Employee Agreement. Form of agreement used with executive officers reporting to the chief executive officer.

*10.26 Key Employee Agreement. Form of agreement used with executive officer reporting to an executive officer other than the chief executive officer.

*10.27 Letter Agreement with President and Chief Executive Officer, dated June 5, 2001. (Incorporated by reference to Exhibit 10.2 to the Company's Report on Form 10-Q for the thirteen weeks ended June 29, 2001.)

*10.28 Executive Group Long-Term Disability Policy as revised in 1995. (Incorporated by reference to Exhibit 10.23 to the Company's 2004 Annual Report on Form 10-K.) As enhanced by Supplemental Income Protection Plan in 2004.

11 Statement of Computation of Earnings per share included in Note I on page 42.

21 Subsidiaries of the Registrant included herein on page 56.

23 Independent Registered Public Accounting Firm's Consent included herein on page 57.

24 Power of Attorney included herein on page 58.

31.1 Certification of President and Chief Executive Officer pursuant to Rule 13a-14(a) included herein on page 59.

31.2 Certification of Chief Financial Officer and Treasurer pursuant to Rule 13a-14(a) included herein on page 60.

32 Certification of President and Chief Executive Officer and Chief Financial Officer and Treasurer pursuant to Section 1350 of Title 18, U.S.C. included herein on page 61.

99 Cautionary Statement Regarding Forward-Looking Statements included herein on page 62.

Except as otherwise noted, all documents incorporated by reference above relate to File No. 001-09249.

*Management Contracts, Compensatory Plans or Arrangements.

Pursuant to Item 601(b)(4)(iii) of Regulation S-K, copies of certain instruments defining the rights of holders of certain long-term debt of the Company and its subsidiaries are not filed as exhibits because the amount of debt authorized under any such instrument does not exceed 10 percent of the total assets of the Company and its subsidiaries. The Company agrees to furnish copies thereof to the Securities and Exchange Commission upon request.

Exhibit 21

Subsidiaries of Graco Inc.

The following are subsidiaries of the Company as of December 28, 2007

Subsidiary	Jurisdiction of Organization	Percentage of Voting Securities Owned by the Company
Graco Australia Pty Ltd.	Australia	100%[3]
Graco Canada Inc.	Canada	100%
Graco do Brasil Limitada	Brazil	100%[1]
Graco Fluid Equipment (Shanghai) Co., Ltd.	China (PRC)	100%
Graco Fluid Equipment (Suzhou) Co., Ltd.	China (PRC)	100%[6]
Graco GmbH	Germany	100%
Graco Hong Kong Ltd.	Hong Kong	100%
Graco Indiana Inc.	United States	100%
Graco K.K.	Japan	100%
Graco Korea Inc.	Korea	100%
Graco Ltd.	England	100%
Graco Minnesota Inc.	United States	100%
Graco N.V.	Belgium	100%[1]
Graco Ohio Inc.	United States	100%
Graco S.A.S.	France	100%
Gusmer Corporation	United States	100%
Gusmer Canada Ltd.	Canada	100%[4]
Gusmer Europe, S.L.	Spain	100%[4]
Gusmer Sudamerica S.A.	Argentina	100%[5]
Liquid Control Ltd.	England	100%[2]
Lubriquip, Inc.	United States	100%

1 Includes shares held by executive officer of the Company or the relevant subsidiary to satisfy the requirements of local law.

2 Shares 100% held by Graco Ohio Inc.

3 Shares 100% held by Graco Hong Kong Ltd.

4 Shares 100% held by Gusmer Corporation.

5 Shares held by Gusmer Corporation and by executive officer of the Company to satisfy the requirements of local law.

6 Shares 100% owned by Graco Minnesota Inc.

Exhibit 23

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in Registration Statements No. 333-17691, No. 333-03459, No. 333-75307, No. 333-63128, No. 333-123813, No. 333-134162, and No. 333-140848 on Form S-8 of our reports dated February 18, 2008, relating to the financial statements and financial statement schedule of Graco Inc. and Subsidiaries (the "Company") (which report expresses an unqualified opinion and includes an explanatory paragraph related to the Company's change in the method of accounting for share-based compensation in 2006 described in Note A), and the effectiveness of the Company's internal control over financial reporting, appearing in this Annual Report on Form 10-K of Graco Inc. and Subsidiaries for the year ended December 28, 2007.

DELOITTE & TOUCHE LLP

Minneapolis, Minnesota
February 18, 2008

Exhibit 24

Power of Attorney

Know all by these presents, that each person whose signature appears below hereby constitutes and appoints Patrick J. McHale or James A. Graner, that person's true and lawful attorney-in-fact and agent, with full power of substitution and re-substitution for that person and in that person's name, place and stead, in any and all capacities, to sign the Report on Form 10-K for the year ended December 28, 2007, of Graco Inc. (and any and all amendments thereto) and to file the same with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as that person might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitutes, may lawfully do or cause to be done by virtue hereof.

In witness whereof, the following persons have signed this Power of Attorney on the date indicated.

	Date
/s/WILLIAM J. CARROLL William J. Carroll	February 15, 2008
/s/JACK W. EUGSTER Jack W. Eugster	February 15, 2008
/s/J. KEVIN GILLIGAN J. Kevin Gilligan	February 15, 2008
/s/PATRICK J. MCHALE Patrick J. McHale	February 15, 2008
/s/LEE R. MITAU Lee R. Mitau	February 15, 2008
/s/MARTI MORFITT Marti Morfitt	February 15, 2008
/s/MARK H. RAUENHORST Mark H. Rauenhorst	February 15, 2008
/s/WILLIAM G. VAN DYKE William G. Van Dyke	February 15, 2008
/s/R. WILLIAM VAN SANT R. William Van Sant	February 15, 2008

Exhibit 31.1

Certification

I, Patrick J. McHale, certify that:

1. I have reviewed this annual report on Form 10-K of Graco Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors:

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 18, 2008

/s/PATRICK J. MCHALE
Patrick J. McHale
President and Chief Executive Officer

Exhibit 31.2

Certification

I, James A. Graner, certify that:

1. I have reviewed this annual report on Form 10-K of Graco Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors:

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 18, 2008

/s/JAMES A. GRANER
James A. Graner
Chief Financial Officer and Treasurer

Exhibit 32

Certification Under Section 1350

Pursuant to Section 1350 of Title 18 of the United States Code, each of the undersigned certifies that this periodic report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and that information contained in this periodic report fairly presents, in all material respects, the financial condition and results of operations of Graco Inc.

Date: February 18, 2008

/s/PATRICK J. MCHALE
Patrick J. McHale
President and Chief Executive Officer

Date: February 18, 2008

/s/JAMES A. GRANER
James A. Graner
Chief Financial Officer and Treasurer

Exhibit 99

Cautionary Statement Regarding Forward-Looking Statements

Graco Inc. (our "Company") wishes to take advantage of the "safe harbor" provisions regarding forward-looking statements of the Private Securities Litigation Reform Act of 1995 and is filing this Cautionary Statement in order to do so.

From time to time various forms filed by our Company with the Securities and Exchange Commission, including our Company's Form 10-K, Form 10-Q and Form 8-K, its Annual Report to Shareholders, and press releases, other written documents or oral statements released by our Company, may contain forward-looking statements. Forward-looking statements generally use words such as "expect," "foresee," "anticipate," "believe," "project," "should," "estimate," "will", and similar expressions, and reflect our Company's expectations concerning the future. Such statements are based upon currently available information, but various risks and uncertainties may cause our Company's actual results to differ materially from those expressed in these statements. Among the factors which management believes could affect our Company's operating results are the following:

- With respect to our Company's business as a whole, our Company's prospects and operating results may be affected by:

  — changes in world economies, including expansions, downturns or recessions and fluctuations in gross domestic product, capital goods investment activity, interest rates, and foreign currency exchange rates;

  — the ability of our Company to successfully integrate acquisitions;

  — the ability of our Company to successfully divest or discontinue incompatible or unprofitable lines of business;

  — the ability of our Company to successfully maintain quality, customer service and inventory levels in light of the longer lead times created by the establishment of assembly operations in Suzhou, People's Republic of China, and the expanding use of foreign sources for materials and components, especially in Asia;

  — the ability of our Company to successfully recruit, hire and retain employees with required or desired skills, training and education;

  — international trade factors, including changes in international trade policy, such as export controls, trade sanctions, increased tariff barriers and other restrictions; weaker protection of our Company's proprietary technology in certain foreign countries; the burden of complying with foreign laws and standards; and potentially burdensome taxes;

  — the ability of our Company to: develop new products and technologies; maintain and enhance its market position relative to its competitors; maintain and enhance its distribution channels; identify and enter into new markets; realize productivity and product quality improvements; react expeditiously to fluctuations in demand; offset cost pressures from labor, materials and overhead with price increases; and control expenses;

  — disruption in operations, transportation, communication, customer operations, distribution, payment or sources of supply, including the cost and availability of skilled labor, materials and energy, caused by political or economic instability, acts of God, labor disputes, war, embargo, weather, flood, fire, infectious disease, or other cause beyond its reasonable control, including military conflict in the Middle East or on the Korean peninsula, and terrorist activity throughout the world;

  — cost pressure and lack of availability of key materials and materials used in the manufacture of products;

  — worldwide competition from low-cost manufacturers, including those that copy our Company's products;

— security breaches, breakdown, interruption in or inadequate upgrading or maintenance of our Company's information processing software, hardware or networks;

— implementation of an enterprise resource planning software system throughout our Company;

— changes in the markets in which our Company participates, including consolidation of competitors and major customers, price competition, and products demanded;

— changes in accounting standards or in the application by our Company of critical accounting policies;

— compliance with corporate governance requirements;

— growth in either the severity or magnitude of the products liability claims against our Company; and

— changes in the return on investments in the Company's retirement plan.

- The prospects and operating results of our Company's Contractor Equipment segment may be affected by: variations in the level of residential, commercial and institutional building and remodeling activity; the loss of, or significant reduction in sales to large customers; the pricing power of large customers; the availability and cost of construction financing; changes in the environmental regulation of coatings; consolidation in the paint equipment manufacturing industry and paint manufacturing industry; changes in the technology of paint and coating applications; changes in the buying and channel preferences of the end user; the Company's success in converting painters outside North America from brush and roller to spray equipment; changes in the business practices (including inventory management) of the major distributors of equipment; changes in construction materials and techniques; changes in the cost of labor in foreign markets; the regional market strength of certain competitors; the level of government spending on infrastructure development and road construction, maintenance and repair; and the nature and extent of highway safety regulation.

- The prospects and operating results of our Company's Industrial Equipment segment may be affected by: the capital equipment spending levels of customers; the availability and cost of financing; changes in the environmental regulation of coatings; changes in the technical and performance characteristics of materials, including powder coatings; changes in application technology; the ability of our Company to meet changing customer requirements; consolidation or other change in the channels of distribution; the pricing strategies of competitors; consolidation in the fluid handling equipment manufacturing industry; changes in the worldwide procurement practices of the major automobile manufacturers; changes in automotive manufacturing processes; and consolidation in the automobile manufacturing industry worldwide.

- The prospects and operating results of our Company's Lubrication Equipment segment may be affected by: consolidation in the oil production industry; the development of extended life lubricants for vehicles; the reduction in the need for changing vehicle lubricants; consumer trends in "do-it-yourself" versus "do-it-for-me" oil changes; the successful development of vehicles that use power sources other than the internal combustion engine; consolidation of automotive dealerships; trends in spending by state and local governments; variations in the equipment spending levels of the major oil companies; and the ability to integrate and profitably grow our newly acquired industrial lubrication business.



GRACO

Graco Inc. World Headquarters Minneapolis Minnesota www.graco.com

GRACO



STAYING POWER

Yesterday - Today - Tomorrow

Proxy Statement for 2008 Annual Meeting

GRACO INC.
88 Eleventh Avenue N.E.
Minneapolis, MN 55413

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

Dear Shareholder:

Please join us on Friday, April 25, 2008, at 1:00 p.m. Central Time for Graco Inc.'s Annual Meeting of Shareholders at the George Aristides Riverside Center, which is located at 1150 Sibley Street N.E., Minneapolis, Minnesota.

At this meeting, shareholders will consider the following matters:

1. Election of three directors to serve for three-year terms.

2. Ratification of the selection of Deloitte & Touche LLP as the independent registered public accounting firm for the fiscal year 2008.

3. Transaction of such other business as may properly come before the meeting.

Shareholders of record at the close of business on February 25, 2008 are entitled to vote at this meeting or any adjournment.

We encourage you to join us and participate in the meeting. If you are unable to do so, you have the option to vote in one of three ways:

1. Request a paper proxy card to complete and return;

2. Call the toll-free telephone number shown on your proxy card; or

3. To vote via the Internet, visit the website shown on your Notice of Internet Availability of Proxy Materials and proxy card.

Have your Notice of Internet Availability of Proxy Materials or proxy card in front of you when voting by telephone or the Internet; it contains important information that is required to access the system. If you do not vote by telephone, Internet, returning a proxy card or by voting your shares in person at the meeting, you will lose your right to vote on matters that are important to you as a shareholder. Accordingly, please vote your shares in one of the three ways outlined above. This will not prevent you from voting in person if you decide to attend the meeting.

Sincerely,

Patrick J. McHale
President and Chief
Executive Officer

Karen Park Gallivan
Secretary

March 11, 2008
Minneapolis, Minnesota

TABLE OF CONTENTS

YOUR VOTE IS IMPORTANT

We urge you to visit **www.proxyvote.com** and vote your shares. Have your Notice of Internet Availability of Proxy Materials in front of you when you access the website, as it contains important information, including a unique shareholder control number, that is required to access the system. If you do not wish to take advantage of Internet voting, please request a paper proxy card according to the instructions on your Notice of Internet Availability of Proxy Materials. You may mark, date and sign the proxy card, and return it as soon as possible in the envelope that will be provided, or you may vote by calling the toll-free phone number, 1-800-690-6903, listed on your proxy card. If you attend the meeting, you may still revoke your proxy and vote in person if you wish. Visit **www.investorEconnect.com** to access the proxy materials, the 2007 Annual Report and the Annual Report on Form 10-K.

GENERAL REQUESTS FOR 2007 GRACO INC. ANNUAL REPORT ON FORM 10-K

The 2007 Graco Inc. Annual Report on Form 10-K, including the Financial Statements and the Financial Statement Schedule, is available to the public at www.graco.com. A copy may also be obtained free of charge by calling (612) 623-6659 or writing:

Investor Relations
Graco Inc.
P.O. Box 1441
Minneapolis, Minnesota
55440-1441

GRACO INC.
88 Eleventh Avenue N.E.
Minneapolis, MN 55413

PROXY STATEMENT
FOR ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD APRIL 25, 2008

Your proxy is solicited by the Board of Directors of Graco Inc. in connection with our Annual Meeting of Shareholders to be held on April 25, 2008 and any adjournments of that meeting (the "Meeting").

Pursuant to rules recently adopted by the Securities and Exchange Commission, we have provided you with access to our proxy materials over the Internet. We are providing a Notice of Internet Availability of Proxy Materials (the "Notice") to our shareholders of record and our beneficial owners. All shareholders will have the ability to access the proxy materials free of charge on the website identified in the Notice or request email or paper copies of the proxy materials. The Notice contains instructions on how to access the proxy materials through the Internet or request electronic or paper copies. If your shares are held by a broker, bank, broker-dealer or similar organization, you are the beneficial owner of shares held in "street name" and the notice will be forwarded to you by that organization. As the beneficial owner, you have the right to direct the organization holding your shares how to vote the shares.

The costs of the solicitation, including the cost of preparing and mailing the Notice, Notice of Annual Meeting of Shareholders, and this Proxy Statement, will be paid by us. Solicitation will be primarily through Internet availability of this Proxy Statement to all shareholders entitled to vote at the Meeting. Proxies may be solicited by our officers personally, but at no compensation in addition to their regular compensation as officers. We may reimburse brokers, banks and others holding shares in their names for third parties, for the cost of forwarding proxy material to, and obtaining proxies from, third parties. The Notice will be mailed to shareholders on or about March 11, 2008, and the proxy materials will be available at that time on www.investorEconnect.com.

Proxies may be revoked at any time prior to being voted by giving written notice of revocation to our Secretary. All properly executed proxies received by management will be voted in the manner set forth in this Proxy Statement or as otherwise specified by the shareholder giving the proxy.

Shares voted as abstentions on any matter (or a "withhold vote for" as to directors) will be counted as shares that are present and entitled to vote for purposes of determining the presence of a quorum at the Meeting, and as unvoted (although present and entitled to vote) for purposes of determining the approval of each matter as to which the shareholder has abstained. If a broker submits a proxy which indicates that the broker does not have discretionary authority as to certain shares to vote on one or more matters, those shares will be counted as shares that are present and entitled to vote for purposes of determining the presence of a quorum at the Meeting, but will not be considered as present and entitled to vote with respect to such matters.

Except for the election of directors, which are elected by a plurality of the votes cast, each matter requires the approval of the greater of a majority of the shares present at the Meeting and entitled to vote or a majority of the voting power of the minimum number of shares necessary to constitute a quorum.

Only shareholders of record as of the close of business on February 25, 2008 may vote at the Meeting or at any adjournment. As of that date, there were issued and outstanding 61,287,026 common shares of our Company, the only class of securities entitled to vote at the Meeting. Each share registered to a shareholder of record is entitled to one vote. Cumulative voting is not permitted.

PROPOSAL 1

ELECTION OF DIRECTORS

NOMINEES AND OTHER DIRECTORS

The number of directors of our Company is set at a maximum of nine; there are currently nine directors. The directors are divided into three classes, each class being as equal in number as reasonably possible. Vacancies may be filled by a majority vote of the directors then in office, though less than a quorum, and directors so chosen are subject to election by the shareholders at the next annual meeting of shareholders. Directors elected at an annual meeting of shareholders to succeed directors whose terms expire are elected for three-year terms. Our Board policy states that no director may continue to serve on the Board after the last day of the month of his or her 72nd birthday. At the Meeting, three persons will be nominated for election to our Board of Directors.

Upon recommendation of the Governance Committee, which acts as the nominating committee of the Board, the Board has nominated Patrick J. McHale, Lee R. Mitau and Marti Morfitt, for three-year terms expiring in the year 2011. Mr. Mitau and Ms. Morfitt, whose current terms expire at the Meeting, have previously been elected by the shareholders as directors of our Company. Mr. McHale, the Company's President and Chief Executive Officer, was elected a director by the Board in June 2007.

Unless otherwise instructed not to vote for the election of directors, proxies will be voted to elect the nominees. A director nominee must receive the vote of a plurality of the voting power of shares present at the Meeting in order to be elected. Unless the Board reduces the number of directors, the enclosed proxy will be voted to elect the replacement nominee designated by the Board in the event that a nominee is unable or unwilling to serve.

The following information is given as of February 25, 2008, with respect to the three nominees for election and the other six directors whose terms of office will continue after the Meeting. Except as noted below, each of the nominees and directors has held the same position, or another executive position with the same employer, for the past five years.

Nominees for election at this Meeting to terms expiring in 2011:

Patrick J. McHale

Mr. McHale, 46, is President and Chief Executive Officer of Graco Inc., a position he has held since June 2007. He served as Vice President and General Manager, Lubrication Equipment Division of Graco from June 2003 until June 2007. He was Vice President of Manufacturing and Distribution Operations from April 2001 until June 2003. He served as Vice President, Contractor Equipment Division from February 2000 to March 2001. Prior to becoming Vice President, Lubrication Equipment Division in September 1999, he held various manufacturing management positions in Minneapolis, Minnesota; Plymouth, Michigan; and Sioux Falls, South Dakota. Mr. McHale joined the company in December 1989.

Lee R. Mitau

Mr. Mitau, 59, is the Executive Vice President and General Counsel of U.S. Bancorp, a regional bank holding company. He assumed this position in 1995. Mr. Mitau has been a director of Graco since May 1990. He served as Chairman of the Board of the Company from May 2002 until April 2006 and has been serving as the Chairman of the Board of the Company since June 2007. He also serves as Chairman of the Board of H.B. Fuller Company.

Marti Morfitt

Ms. Morfitt, 50, is the former President and Chief Executive Officer of CNS, Inc., a manufacturer and marketer of consumer products, including the Breathe Right® nasal strip. She held this position from 2001 through March 2007. From 1998 to 2001, she was Chief Operating Officer of CNS, Inc. Ms. Morfitt left her position at CNS, Inc. effective March 2007 as a result of the acquisition of CNS, Inc. by GlaxoSmithKline plc in December 2006. Ms. Morfitt has been a director of Graco since October 1995 and is also a director of Thermage Inc.

Directors whose terms continue until 2009:

William J. Carroll

Mr. Carroll, 63, is a principal of Highland Jebco L.L.C., which provides advisory and consulting services to the automotive parts industry. He assumed this position in May 2006. He was the Director of Economic and Community Development for the city of Toledo, Ohio, a position he held from September 2004 until January 2006. From September 2003 to March 2004, Mr. Carroll was the President and Chief Operating Officer of Dana Corporation. Dana Corporation engineers, manufactures and distributes components and systems for vehicular and industrial manufacturers worldwide. From 1997 to March 2004, Mr. Carroll was the President – Automotive Systems Group of Dana Corporation. Mr. Carroll has been a director of Graco since June 1999.

Jack W. Eugster

Mr. Eugster, 62, was the Chairman, President and Chief Executive Officer of Musicland Stores, Inc., a retail music and home video company, from 1980 until his retirement in January 2001. Mr. Eugster has been a director of Graco since February 2004, and is also a director of Donaldson Company, Inc. and Black Hills Corporation.

R. William Van Sant

Mr. Van Sant, 69, is an operating partner of Stone Arch Capital, a private equity firm. He assumed this position in January 2008. From August 2006 through December 2007, he was the President and Chief Executive Officer of Paladin, a Dover Corporation company, which manufactures attachments for construction equipment. From 2003 until August 2006, Mr. Van Sant was Chairman of Paladin L.L.C, and from 2003 until November 2005, Mr. Van Sant was Chairman and Chief Executive Officer of Paladin. He was an Operating Partner with Norwest Equity Partners, a leading private equity firm, from 2001 through 2006. Mr. Van Sant has been a director of Graco since February 2004 and is also a director of H.B. Fuller Company.

Directors whose terms continue until 2010:

J. Kevin Gilligan

Mr. Gilligan, 53, is the President and Chief Executive Officer of United Subcontractors, Inc., a national construction services company. He assumed this position in October 2004. He was President and Chief Executive Officer, Automation and Control Solutions, Honeywell International, Inc., a diversified technology and manufacturing company, from 2001 until January 2004. Mr. Gilligan has been a director of Graco since February 2001 and is also a director of ADC Telecommunications, Inc.

Mark H. Rauenhorst

Mr. Rauenhorst, 55, is the Chairman and Chief Executive Officer of Opus Corporation, which is engaged in design, construction and real estate development activities. He assumed this position in June 2007. He served as President and Chief Executive Officer of Opus Corporation from and after 1999 and 2000, respectively. Beginning in 1996, he was President and Chief Executive Officer of Opus Northwest L.L.C. Mr. Rauenhorst has been a director of Graco since September 2000 and is also a director of Opus Corporation.

William G. Van Dyke

Mr. Van Dyke, 62, was Chairman of the Board of Donaldson Company, Inc., a diversified manufacturer of air and liquid filtration products from August 2004 until his retirement in August 2005. He was Chief Executive Officer and President of Donaldson Company, Inc. from 1996 to August 2004. Mr. Van Dyke has been a director of Graco since May 1995. Mr. Van Dyke is also a director of Polaris Industries, Inc. and Alliant Techsystems Inc.

The Board of Directors, upon recommendation of the Governance Committee, recommends that shareholders vote FOR all nominees for election at the Meeting to terms expiring in 2011.

DIRECTOR INDEPENDENCE

Our Board of Directors has determined that Mr. Carroll, Mr. Eugster, Mr. Gilligan, Mr. Mitau, Ms. Morfitt, Mr. Rauenhorst, Mr. Van Dyke and Mr. Van Sant are independent directors. The independent directors constitute a majority of the Board, and the only director who is not independent is Mr. McHale, the Company's President and Chief Executive Officer. In making its determination regarding the independence of the directors, our Board noted that each independent director meets the standards for independence set out in Section 303A.02 of the New York Stock Exchange Corporate Governance Rules, and that there is no material business relationship between our Company and any independent director, including any business entity with which any independent director is affiliated.

In making its determination, our Board reviewed information provided by each of the directors and information gathered by our management, and determined that none of the directors, other than Mr. Mitau and Mr. Rauenhorst, have any relationship with the Company other than as a director and/or shareholder. Some of our nonemployee directors are or were during the previous three fiscal years a non-management director of another company that did business with us during these years, and/or a non-executive director of one or more charitable organizations to which our Company's charitable foundation made a contribution during those years. The Board specifically considered that Mr. Mitau serves as Executive Vice President and General Counsel of U.S. Bancorp, to which our Company paid approximately $1,380,000 in 2007 for interest expense, trust services, revolver and credit line services and banking services including but not limited to fees for cash management and credit card processing. The Board specifically considered that Mr. Rauenhorst serves as Chairman and Chief Executive Officer of Opus Corporation and Chairman of Opus Northwest LLC, a wholly owned subsidiary of Opus Corporation, to which the Company paid approximately $610,000 in 2007 for the construction of an addition to the Company's Sioux Falls manufacturing facility. The Board determined that neither the nature of the relationship between Opus Corporation or U.S. Bancorp on the one hand, and our Company, on the other hand, nor the amount of payments, was material to any one of the entities. Moreover, our Board concluded that Messrs. Mitau and Rauenhorst do not have material interests in the foregoing transactions because they were not directly involved in the transactions, they do not derive any special benefits related to the transactions, and the transactions with each of Opus Corporation and U.S. Bancorp were the result of a competitive bidding process and arm's-length negotiations.

MEETINGS OF THE BOARD OF DIRECTORS

During 2007, our Board of Directors met eight times. Attendance of our directors at all Board and Committee meetings averaged 91.8 percent. During 2007, every current director attended at least 75 percent of the aggregate number of meetings of the Board and all committees of the Board on which he or she served. Our Corporate Governance Guidelines require that each director make all reasonable efforts to attend the Company's Annual Meeting of Shareholders. In 2007, all but two of the directors attended the Annual Meeting of Shareholders. Each regularly scheduled meeting of the Board includes an executive session of only non-management directors. Mr. Mitau, Chairman of the Board, presides at the executive sessions.

COMMITTEES OF THE BOARD OF DIRECTORS

The Board of Directors has an Audit Committee, a Governance Committee, and a Management Organization and Compensation Committee. Membership as of February 25, 2008, the record date, was as follows:

Audit	Governance	Management Organization and Compensation
R. William Van Sant, Chair	Lee R. Mitau, Chair	Jack W. Eugster, Chair
William J. Carroll	William J. Carroll	J. Kevin Gilligan
Jack W. Eugster	Marti Morfitt	Lee R. Mitau
J. Kevin Gilligan	William G. Van Dyke	Marti Morfitt
Mark H. Rauenhorst	R. William Van Sant	Mark H. Rauenhorst
William G. Van Dyke		

Audit Committee (7 meetings in fiscal 2007)

The Audit Committee is composed entirely of directors who meet the independence requirements of Rule 10A-3(b) under the Securities Exchange Act of 1934. All of the Audit Committee members are, in the judgment of the Board, financially literate. Our Board has determined that Mr. Carroll, Mr. Van Dyke and Mr. Van Sant are audit committee financial experts.

The Audit Committee assists the Board in its oversight of the integrity of our financial statements, our compliance with legal and regulatory requirements, the qualification and independence of the independent auditor, and the performance of the internal audit function and independent auditors.

The responsibilities of the Audit Committee are set forth in a written charter. The Audit Committee has reviewed and reassessed the adequacy of its charter and concluded that the charter satisfactorily states the responsibilities of the Audit Committee. The Audit Committee Charter was most recently approved by the Board on April 20, 2007.

Governance Committee (3 meetings in fiscal 2007)

The Governance Committee has the following functions:

- Sets criteria for the selection of prospective Board members, identifies and recruits suitable candidates, and presents director nominees to the Board;
- Periodically evaluates our Company's shareholder value protections, board structure, and business continuity provisions, and recommends any changes to the Board; and
- Recommends to the Board requirements for Board membership, including minimum qualifications and retirement policies; the appropriate number of directors; the compensation, benefits and retirement programs for directors; the committee structure, charters, chairs and membership; the number and schedule of Board meetings; a set of Corporate Governance Guidelines; and the appropriate person(s) to hold the positions of Chair of the Board and Chief Executive Officer.

The responsibilities of the Governance Committee are fully set forth in its written charter, which was most recently approved by the Board on February 17, 2006.

Management Organization and Compensation Committee (3 meetings in fiscal 2007)

The Management Organization and Compensation Committee has the following functions:

- Develops our Company's philosophy and structure for executive compensation;
- Determines the compensation of the Chief Executive Officer and approves the compensation of the executive officers;
- Reviews and discusses with management, and recommends to the Board the inclusion of, the Compensation Discussion and Analysis in our Company's annual proxy statement;
- Reviews the individual performance of the Chief Executive Officer based on goals and objectives, and communicates to the CEO regarding its assessment of the CEO's performance on an annual basis;
- Administers our Company's stock option and other stock-based compensation plans; and
- Reviews and makes recommendations on executive management organization and succession plans.

The responsibilities of the Management Organization and Compensation Committee are fully set forth in its written charter, which was most recently approved by the Board on February 16, 2007.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

None of the members of the Board who served on the Management Organization and Compensation Committee during 2007 has ever been an officer or employee of our Company or any of its subsidiaries.

DIRECTOR QUALIFICATIONS AND SELECTION PROCESS

Qualification Standards

Graco will only consider as candidates for director individuals who possess a high level of ethics, integrity and values, and who are committed to representing the long-term interests of our shareholders. Such candidates must be able to make a significant contribution to the governance of our Company by virtue of their business and financial expertise, educational and professional background, and current or recent experience as a chief executive officer or other senior leader of a public company or other major organization. The business discipline that may be sought at any given time will vary depending on the needs and strategic direction of our Company, and the disciplines represented by incumbent directors. In evaluating candidates for nomination as a director of Graco, the Governance Committee will also consider other criteria, including geographical representation, independence, practical wisdom, mature judgment and the ability of the candidate to represent the interests of all shareholders and not those of a special interest group. One or more of our directors is required to possess the education or experience required to qualify as an audit committee financial expert as defined in the applicable rules of the Securities and Exchange Commission.

Once elected, all directors are subject to the standards set forth in our Corporate Governance Guidelines which include, among others, the requirement to resign at age 72, unless the Board waives such requirement, and the requirement to tender the director's resignation if his or her employment status significantly changes.

Nominee Selection Process

The selection process for director candidates reflects guidelines established from time to time by the Governance Committee. A shareholder seeking to recommend a prospective candidate for the Governance Committee's consideration should submit such recommendation in writing and addressed to the Governance Committee in care of the Secretary of the Company at our Company's corporate headquarters. Our by-laws provide that timely notice must be received by the Secretary not less than 90 days prior to the anniversary of the date of our Annual Meeting of Shareholders. The nominations must set forth (i) the name, age, business and residential addresses and principal occupation or employment of each nominee proposed in such notice; (ii) the name and address of the shareholder giving the notice, as it appears in our Company's stock register; (iii) the number of shares of capital stock of our Company which are beneficially owned by each such nominee and by such shareholder; and (iv) such other information concerning each such nominee as would be required under the rules of the Securities and Exchange Commission in a proxy statement soliciting proxies for the election of such nominee. Such notice must also include a signed consent of each such nominee to serve as a director of our Company, if elected. Shareholder nominees will be evaluated in the same manner as nominees from other sources.

COMMUNICATIONS WITH THE BOARD

Our Board of Directors welcomes the submission of any comments or concerns from shareholders or other interested parties. These communications will be delivered directly to the Vice President, General Counsel and Secretary. If a communication does not relate in any way to Board matters, he or she will deal with the communication as appropriate. If the communication does relate to any matter of relevance to our Board, he or she will relay the message to the Chairman of the Governance Committee, who will determine whether to relay the communication to the entire Board or to the non-management directors. The Vice President, General Counsel and Secretary will keep a log of all communications addressed to the Board that she receives. If you wish to submit any comments or express any concerns to our Board, you may use one of the following methods:

- Write to the Board at the following address:
  Board of Directors
  Graco Inc.
  c/o Karen Park Gallivan, Vice President, General Counsel and Secretary
  P.O. Box 1441
  Minneapolis, Minnesota 55440-1441

- Email the Board at boardofdirectors@graco.com

CORPORATE GOVERNANCE DOCUMENTS

The charters of the Audit, Governance, and Management Organization and Compensation Committees, as well as our Company's Corporate Governance Guidelines and Conduct of Business Guidelines (code of ethics), are available on the Company's website at www.graco.com and may be found by selecting the "Investor Relations" tab and then clicking on "Corporate Governance". Any shareholder may obtain paper copies of these documents by submitting a written request to: Graco Inc., P.O. Box 1441, Minneapolis, Minnesota 55440-1441, Attention: Corporate Secretary, or by sending an email to boardofdirectors@graco.com.

AUDIT COMMITTEE REPORT

Report of the Audit Committee

The Audit Committee has reviewed and discussed the audited financial statements of our Company for the fiscal year ended December 28, 2007 ("the financial statements") with both the Company's management and its independent registered public accounting firm, Deloitte & Touche LLP ("Deloitte"). The Audit Committee has discussed with Deloitte the matters required by the Statement on Auditing Standards No. 61, as amended, as adopted by the Public Company Accounting Oversight Board. Our management has represented to the Audit Committee that the financial statements were prepared in accordance with accounting principles generally accepted in the United States of America.

The Audit Committee has received from Deloitte the written disclosure and the letter required by Independence Standards Board Standard No. 1, *Independence Discussions with Audit Committees*, and the Audit Committee has discussed with Deloitte their independence. The Audit Committee has also received written material addressing Deloitte's internal quality control procedures and other matters, as required by the New York Stock Exchange listing standards. The Audit Committee has considered the effect of non-audit fees on the independence of Deloitte and has concluded that such non-audit services are compatible with the independence of Deloitte.

Based on these reviews and discussions, the Audit Committee recommended to our Board of Directors that the financial statements for the fiscal year ended December 28, 2007, be included in the Company's 2007 Annual Report on Form 10-K for filing with the Securities and Exchange Commission.

The Members of the Audit Committee
Mr. R. William Van Sant, Chair
Mr. William J. Carroll
Mr. Jack W. Eugster
Mr. J. Kevin Gilligan
Mr. Mark H. Rauenhorst
Mr. William G. Van Dyke

Independent Registered Public Accounting Firm Fees and Services

The following table sets forth the aggregate audit fees incurred by Graco Inc. and its subsidiaries from our Company's independent registered public accounting firm, Deloitte & Touche, the member firms of Deloitte Touche Tohmatsu, and their respective affiliates (collectively "Deloitte"), and the fees paid to Deloitte for services in the other fee categories during the fiscal years ended December 28, 2007 and December 29, 2006. The Audit Committee has considered the scope and fee arrangements for all services provided by Deloitte to our Company, taking into account whether the provision of non-audit services is compatible with maintaining Deloitte's independence. The Audit Committee pre-approved 100 percent of the services described below.

	Fiscal Year Ended 12/28/07	Fiscal Year Ended 12/29/06
Audit Fees(1)	$792,000	$855,000
Audit-Related Fees(2)	—	18,000
Tax Fees(3)	47,000	87,000
Total	$839,000	$960,000

(1) Includes fees of $5,000 for consents in each of 2007 and 2006. Also includes fees of $15,000 for the review of purchase accounting in 2006.
(2) Includes $11,000 for due diligence and $7,000 for accounting services in 2006.
(3) Includes fees for tax compliance services of $34,000 and $48,000, and tax advice of $13,000 and $35,000, in 2007 and 2006, respectively.

Pre-Approval Policies

The Audit Committee's policy on approval of services performed by the independent registered public accounting firm is to pre-approve all audit and permissible non-audit services to be provided by the independent registered public accounting firm during the fiscal year. The Audit Committee reviews each non-audit service to be provided and assesses the impact of the service on the firm's independence.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Executive Compensation Philosophy

The Management Organization and Compensation Committee (for purposes of this Executive Compensation section, the "Committee") is responsible for establishing our executive compensation philosophy. The Committee believes that our total compensation program should:

- Globally source, attract and retain highly qualified executives;
- Motivate executives to improve our financial position and increase shareholder value;
- Provide total compensation that is competitive with other manufacturing companies of comparable sales volume and financial performance, and that may adjust above or below the market median as a result of our financial performance;
- Align pay to balance our short- and long-term objectives;
- Maintain a strong link between pay and performance by placing a substantial portion of the total pay at risk;
- Promote collaboration and teamwork across our organization; and
- Provide a total compensation pay mix that includes both fixed and variable, cash and non-cash, and short-term and long-term components.

The Committee applies these philosophies in selecting compensation elements. Additionally, the Committee reviews competitive market and trend data, peer company performance and market data, internal equity among executive officers, individual and company performance, cost, and named executive officer tally sheets (as described below) when determining levels of compensation.

Executive Officer Compensation Processes

The Committee uses the following resources, processes and procedures to help it effectively perform its responsibilities:

- Executive sessions without management present to discuss various compensation matters, including the compensation of our President and Chief Executive Officer ("CEO");
- An independent executive compensation consultant who advises the Committee from time to time on compensation matters;
- An annual review of all executive compensation and benefit programs for competitiveness, reasonableness and cost-effectiveness;
- Program design and competitive market data benchmarked for each component of total compensation using an industry peer group and a larger group of similarly sized manufacturing companies; and
- An annual review of each named executive officer's tally sheet before setting the annual compensation program for the next performance year.

Executive Compensation Consultant

The Committee has the authority under its Charter to engage the services of outside consultants, to determine the scope of the consultants' services and to terminate such consultants' engagement. In 2007, the Committee continued its engagement of Hewitt Associates ("Hewitt") as its independent outside executive compensation consultant to advise the Committee on certain matters related to executive compensation including:

- A competitive compensation review of the CEO and other executive officer positions;
- Executive compensation trend data; and
- A market review and analysis of our executive severance and change of control provisions.

Every other year, Hewitt conducts a manufacturing peer group financial performance review and a named executive officer compensation market analysis of our twenty peer companies. This peer analysis was last completed in 2006 and was used by the Committee when determining 2007 compensation for the CEO and other executive officers.

The Governance Committee of our Board of Directors engaged Hewitt in 2007 to conduct a market review and analysis of board of director compensation. Additionally, a Hewitt affiliate in Shanghai, China provided limited consulting services related to market pricing for certain positions of our subsidiary, Graco Fluid Equipment (Shanghai) Co., Ltd. Other than in connection with these services which cost approximately $18,000, and advising the Committee on executive compensation as described above, Hewitt did not receive any other compensation from us in 2007.

Role of Management in Executive Compensation Decisions

Our management is involved in the following executive compensation processes:

- The Chief Administrative Officer ("CAO") and Compensation Manager develop or oversee the creation of written background and supporting materials for distribution to the Committee prior to its meetings;
- The CEO, CAO, Vice President, General Counsel and Secretary, and Compensation Manager all attend the Committee's meetings, but leave during the non-employee director executive sessions;
- The CEO, CAO, and Compensation Manager review executive officer compensation competitive analyses (excluding the CEO) and annually present and make recommendations to the Committee relating to bonus and long-term incentive plan designs and changes, if warranted;
- The CEO annually recommends to the Committee base salary adjustments and long-term incentive awards in the form of stock-based grants for all executive officers, excluding the CEO; and
- Immediately following the Committee's executive sessions, the Chair of the Committee provides the CAO with a summary of the executive session decisions, actions and underlying rationale for implementation as appropriate.

Benchmarking

The Committee annually reviews general market benchmarking data, consisting of total compensation and each of its three elements: base salary, annual incentives, and long-term incentives. The Committee targets base salaries to be at the median of manufacturers with similar sales volume. In determining the 2007 and 2008 executive compensation, the Committee used a survey compiled by Hewitt to benchmark the competitiveness of each element of total compensation for the Company's named executive officers (the "Hewitt Survey"). The Committee selected the Hewitt Survey because it provides standard survey data that is based exclusively on U.S. manufacturing companies and is regressed using applicable revenues. Hewitt uses a statistical technique, known as regression analysis that is used for modeling the relationship between variables. In this case, it enables Hewitt to estimate market levels of compensation that relate closely to a Company's revenue size. Hewitt uses this technique to adjust compensation data based on differences in revenue size of companies in their database.

Survey benchmark positions were selected by the Committee to determine salary range midpoints based on market medians. The named executive officer benchmark positions include those of CEO, CFO, top manufacturing executive, business unit executive, and regional general manager. For the corporate benchmark positions, the data gathered from the Hewitt Survey reflected manufacturing companies with similar levels of revenue. Individual midpoints were created for our CEO, CFO, and Europe region executive based on median market data. A single midpoint was also established among our four U.S. business unit executives, our Asia Pacific region executive, who is a U.S. expatriate, and our top manufacturing executive (the "Business Unit Benchmark"). The individual revenues of the four business units and the Asia Pacific region were averaged and this average revenue was used when establishing median market data for the Business Unit Benchmark. This method was established to provide better internal equity and flexibility in position rotations. The midpoint for our Europe region executive was established by the Committee reviewing Hewitt market data based on Belgian companies (the "Hewitt Belgian Survey") for a regional general manager benchmark based on our European revenues.

In addition, the Committee requests that Hewitt conduct a peer group comparison of named executive officer positions every other year (the "Peer Group Survey"). This data is reviewed to ensure that our compensation practices are not out of alignment with what the industry views as competitive pay for named executive officers. Levels of short- and long-term incentive compensation may be adjusted above or below median commensurate with our financial performance compared to our peer group. The peer companies selected are based on industry, size, and location. Approximately twenty companies comprise the peer group. Graco's Peer Group Survey companies include Actuant Corporation, A.O. Smith Corporation, Arctic Cat Inc., Briggs & Stratton Corporation, CIRCOR International Inc., Donaldson Company, Inc., Flowserve Corporation, Franklin Electric Co., Inc., Gardner Denver Inc., IDEX Corporation, MTS Systems Corporation, Nordson Corporation, Pentair Inc., Regal-Beloit Corporation, Robbins & Myers Inc., Roper Industries Inc., Tecumseh Products Company, Tennant Company, The Toro Company, and Watts Water Technologies Inc. In comparing financial performance, the Committee reviews three-year sales growth, three-year earnings per share growth, operating margin, three-year total shareholder return, and market capitalization. Hewitt's 2006 executive compensation summary report that was used for determining 2007 compensation included an analysis of our peer companies. This analysis showed that our financial results exceeded the median of the foregoing financial performance metrics of the twenty companies comprising our peer group.

Components of the Executive Compensation Programs

The primary components of the Company's executive compensation programs are:

- Base salary;
- Annual cash incentive;
- Stock-based awards;
- Benefits and perquisites; and
- Severance and change of control agreements.

When the Committee reviews competitive market data for each of the benchmark executive positions each year, the Committee reviews total compensation in addition to reviewing each component (base pay, annual cash incentive and long-term incentives). The Committee examines tally sheets for our named executive officers showing their current total compensation and potential accumulation of wealth. Specifically, the tally sheets reviewed by the Committee in September 2007 provided 2006 actual and 2007 target annual compensation, retirement balances as of December 31, 2006 projected to age 65, deferred compensation balances, and the projected value of stock awards based on assumptions regarding stock price appreciation. After analysis of market and tally sheet data and discussion among the Committee members, the Committee reviews the dollar allocation among each of the three components. Although the Committee has not established specific ratios for each of the compensation components, it strives to maintain a reasonable and competitive balance between the fixed and variable elements. The compensation program is designed to reward recent results and motivate long-term performance through the use of the three total compensation components. The Committee believes that the compensation mix and amount paid to each of our named executive officers is reasonable and appropriate.

Base Salary

The Committee provides base salaries to executives to attract and retain talent, provide competitive compensation for the performance of the executives' basic job duties and recognize individual contributions to our financial performance. Base salaries may be adjusted at the discretion of the Committee. The Committee generally targets base salary levels at the median of the benchmarked positions in the Hewitt Survey and the Hewitt Belgian Survey. Adjusting base salaries to achieve or approach median is consistent with the Committee's philosophy of providing competitive base salaries.

In December of each year, the CEO provides the Committee with an evaluation of each executive officer's performance, other than his own, covering the prior twelve months and his recommendation for base salary adjustments. The base salary adjustments are based on several considerations, which include individual performance, scope and complexity of the individual's role, salary comparison to market data, market projection for executive base salary adjustments, experience, internal pay relationships, and retention considerations. The Committee reviews the competitive market data and base salary adjustments recommended by the CEO. All executive officer base salaries for the next calendar year are approved by the Committee at its December meeting, and become effective January 1. In addition, an executive session is held at the Committee's December meeting to determine the base salary adjustment for the CEO. Management does not provide a CEO base salary adjustment recommendation to the Committee. During this session the Committee considers input from the Board members on the CEO's performance over the past year. It also considers the CEO's expertise, market knowledge, decision-making, and other leadership capabilities. Additionally, the Committee evaluates the CEO's performance against annual objectives established at the beginning of the year. The Committee also reviews the CEO's base salary in comparison to the Hewitt Survey market data for CEOs of manufacturing companies with similar sales volume, and our Peer Group Survey on an every other year basis. Following discussion, the Committee approves the CEO's base salary for the next calendar year, which becomes effective January 1.

On January 1, 2007, Mr. Roberts, our former Chairman, President and CEO, received a 6 percent increase in base salary, bringing his base salary to $654,100. He received a 6 percent increase because he successfully completed several strategic initiatives, we achieved record financial performance, and his 2006 base salary fell below the median of the competitive market data. The other named executive officers received increases ranging from 4 percent to 6 percent. The adjustments were based on criteria including individual performance, scope and complexity of the individual's role, salary comparison to the Hewitt Survey and Hewitt Belgian Survey market data, market projection for executive base salary adjustments, experience, internal pay relationships, and retention considerations. The increases that these executives received were in line with the market projection for executive base salary adjustments published by Mercer, Hewitt, World at Work, and The Conference Board (the "Market Projection Surveys").

Mr. Roberts resigned from his positions of Chairman, President, and CEO effective June 11, 2007 and Mr. Patrick McHale was immediately promoted to and elected President and CEO. As a result of his promotion, the Committee increased his base salary from $240,786 to $500,000 effective July 1, 2007. Although his new base salary fell significantly below the competitive median market data, the Committee believed that Mr. McHale's base salary was reflective of his tenure and experience in this new role at that time.

In December 2007, the Committee increased Mr. McHale's base salary to $620,000 effective January 1, 2008. He received this increase because his base salary was below the competitive market median data and he had demonstrated strong leadership in his new role as CEO. The other named executive officers received increases ranging from 3 percent to 5 percent except for Mr. Paulis. Mr. Paulis, who is employed by Graco N.V., our wholly owned subsidiary, received a 15 percent increase as Graco N.V. had strong financial results in 2007 and his base salary was below competitive market data. The increases that Messrs. Rescorla, Johnson, and Graner received were in line with the Market Projection Surveys. The base salary increases, approved for the foregoing named executive officers, became effective January 1, 2008 and were based on the criteria identified above.

Annual Cash Incentive

At the beginning of each year the Committee establishes an annual incentive opportunity for the CEO and the other designated executive officers. A separate bonus plan (the "Executive Officer Annual Incentive Bonus Plan") has been created for those most highly paid and designated by the Committee, including the CEO, to qualify the participant's annual cash incentive as performance-based to ensure 162(m) deductibility under the Internal Revenue Code. A separate annual incentive plan (the "Executive Officer Bonus Plan") applies to the other designated executive officers. The Executive Officer Annual Incentive Bonus Plan and the Executive Officer Bonus Plan, together, are referred to as the "Annual Incentive Plans". The Annual Incentive Plans are designed to motivate our executives to increase our sales, earnings and other financial metrics by offering an incentive that rewards year-over-year growth. Potential payout under the Annual Incentive Plans is expressed as a percent of base salary. The Committee reviews market data for the annual incentive element before determining the relationship between performance targets and the bonus payout range. A specific financial performance threshold must be attained in order to earn an incentive. If specified performance levels are not achieved or exceeded, there is no payout. The annual incentives, to the extent earned, are paid in cash in March following the calendar year-end and are based upon the Committee's determination of actual performance against pre-established targets.

At its Committee meeting in February 2007, the Committee approved participation of the CEO and other executive officers in their respective Annual Incentive Plans for 2007. Mr. Roberts was the only person designated as a participant in the Executive Officer Annual Incentive Bonus Plan at that time. The maximum payout levels for 2007 were 150 percent of base salary for the CEO and 105 percent of the base salaries for the other executive officers who report to the CEO and serve on the executive management team (the "Management Executives"). The target payout levels for 2007 were 100 percent of base salary for the CEO and 70 percent of the base salaries for the Management Executives. In 2008 the target and maximum payout levels will remain the same. The Committee established two financial measures for these plans, consisting of net sales and net earnings growth over the prior year. The measures were equally weighted. Increases in net sales and net earnings growth were selected as the metrics against which to measure the officers' performance for the annual incentive plan because the Committee desires to motivate the officers to achieve profitable business growth consistent with our aggressive long-term financial objectives.

The 2007 incentive award payouts were set based upon the achievement of specified levels of growth in net sales and net earnings. Potential annual incentive payouts are based on various levels of growth over the previous year. In setting these growth percentages, the committee selects amounts that are approximately equal to various multiples of forecasted real Gross Domestic Product ("GDP") growth. The target sales growth was approximately two times forecasted GDP growth and the maximum sales growth was approximately four times forecasted GDP growth. The target earnings growth was approximately three times forecasted GDP growth and the maximum earnings growth was approximately six times forecasted GDP growth. The minimum, target and maximum sales growth targets established for 2007 were growth exceeding 100 percent, 105 percent and 110 percent of prior year, respectively. The minimum, target and maximum earnings growth targets established were growth exceeding 95 percent, 107 percent and 115 percent of prior year, respectively. Net sales of $841.3 million in 2007 represents an increase in net sales of 3 percent over 2006, and net earnings of $152.8 million in 2007 represents an increase in net earnings of 2 percent from 2006, which, together, led to the amounts paid out under the incentive plans. The Committee has the authority to make adjustments to the incentive payout award based on unanticipated or special circumstances. At its February 2008 meeting, the Committee awarded an additional amount to each executive officer which amount generally reflected an adjustment made to net earnings taking into consideration the impact of interest expense and income arising from our 2007 share repurchase program.

Due to his promotion to President and CEO, Mr. McHale's 2007 bonus was based on six months of his participation in the Executive Officer Bonus Plan with a minimum payout of 0 percent and a maximum payout of 105 percent. As of July 2007, Mr. McHale was designated as a participant in the Executive Officer Annual Incentive Bonus Plan. His 2007 bonus was therefore also based on six months of his participation in the Executive Officer Annual Incentive Bonus Plan with a minimum payout of 0 percent and a maximum payout of 150 percent. For 2007, Mr. McHale received a bonus that was 58 percent of his 2007 base salary earnings.

At its February 2008 meeting, the Committee approved net sales growth and earnings per share growth as the 2008 performance metrics. The earnings per share metric replaced the net earnings metric because the Committee believes that it more closely aligns management with shareholders' interests, it is a visible metric that is easy to communicate, and it is a commonly used profit metric. Each of the measures will be weighted equally. Both metrics will be set with reference to multiples of forecasted GDP growth. In 2008, Mr. McHale will participate in the Executive Officer Annual Incentive Bonus Plan with a minimum payout of 0 percent, a target payout of 100 percent, and a maximum payout of 150 percent of base salary to be paid. Management Executives will participate in the Executive Officer Bonus Plan with a minimum payout of 0 percent, a target payout of 70 percent, and a maximum payout of 105 percent of base salary to be paid.

CEO Awards

Under this program, individual discretionary awards, in an aggregate amount not to exceed $200,000, may be made each year to recognize the significant contributions of selected employees, including executive officers. The CEO, based on input from his management team, determines the recipients of these monetary awards. In February 2007, Mr. Roberts granted CEO Awards to fourteen employees, two of whom are named executive officers. At its February 16, 2007 meeting the Committee approved an award to Mr. Rescorla in the amount of $10,000 for significant contributions made by him during the 2006 fiscal year. In February 2008, Mr. McHale granted CEO Awards to eight employees, one of whom is a named executive officer. The Committee approved an award to Mr. Paulis in the amount of $30,000 at its February 15, 2008 meeting for significant contributions made by him during the 2007 fiscal year.

Stock-based Awards

The Company's executive long-term incentive program rewards our executive officers through stock-based awards for performance over a period of time, typically exceeding three years. This long-term incentive program (the "LTI Program") is structured to align the financial interests of the executive officers with those of our shareholders. The Committee believes that equity-based compensation ensures that the executives have a continuing stake in our long-term success.

The 2007 LTI Program consisted of stock options and restricted stock granted to executive officers under the Graco Inc. Amended and Restated Stock Incentive Plan (2006) (the "Stock Incentive Plan"). The stock option grant feature of the LTI Program is designed to promote the growth of our stock price by offering officers a financial stake in the Company. As is the case with our shareholders, the options create value for executives only to the extent Graco's stock price increases. The Committee believes that executive officers having a financial stake will be motivated to put forth sustained effort on behalf of the Company's shareholders to support the continued growth of the Company's share price. The LTI Program also promotes the interests of the Company and its shareholders through the attraction and retention of experienced and capable leaders.

The Committee typically grants stock-based awards to each executive officer at its regularly scheduled February meeting. The Board sets the February meeting date several months in advance. Under the terms of the Stock Incentive Plan, the Committee must approve all stock option grants to officers. In February 2007, executive officers were awarded non-qualified stock options with an exercise price equal to the fair market value of our common stock on the grant date, defined in the Stock Incentive Plan as the closing price of the stock on the day immediately preceding the grant date. Each option has a 10-year term and becomes exercisable in equal installments over four years, beginning with the first anniversary of the grant date. Additionally, our plan prohibits the repricing of stock options.

The number of shares covered by the stock options granted in 2007 to each executive officer was determined by reviewing competitive long-term incentive market data for each of the benchmarked executive officer positions in addition to considering the current exercise price. The Committee granted the same number of shares to each of the Management Executives given its determination that each of such officers significantly impacts our performance. The Committee considers, except in the case of the award to the CEO, the recommendation of the CEO for such awards. Other factors considered by the Committee in determining the number of stock options granted to each executive officer include the number of shares granted in previous years, our previous year's financial performance, the dilutive effect on our shareholders, and the allocation of overall share usage attributed to executive officers.

In February 2007, Mr. Roberts, the former CEO, was granted an option for 140,000 shares, which was the same number of shares that was granted to him in 2006. The number of shares granted was due to the Committee's assessment of the Company's superior financial performance in 2006 and Mr. Roberts' achievement of key strategic initiatives. Mr. Roberts' unvested shares were forfeited upon his termination of employment. The other Management Executives were each granted an option for 22,500 shares because they all significantly impacted our financial results. The grant date fair market value of the options awarded was $12.05 per share.

In June 2007, Mr. McHale was granted an option for 75,000 shares when he was promoted to and elected President and CEO. The option vests in four equal installments on each annual anniversary of the date of grant. In February 2007, he was granted an option for 22,500 shares along with the other Management Executives. The value of the aggregate number of shares he was awarded in 2007 is below the competitive median market data for long-term incentives for the CEO position, which the Committee believes reflected his tenure during 2007.

In December 2007, the Committee granted a long-term incentive award to some of our named executive officers in the form of restricted stock. These shares will vest in three years and are not subject to accelerated vesting upon retirement. The Committee determined that it was in the best interest of our Company to award restricted stock to motivate executive officers to contribute to our growth and to continue their service with our Company. Messrs. Johnson and Paulis were granted 4,000 shares each, and Mr. Rescorla was granted 2,500 shares. The number of shares granted to each named executive officer was determined by the Committee based on its consideration of the named executive officer's individual responsibilities and ability to significantly impact key company initiatives.

In February 2008, the Committee granted Mr. McHale a stock option for 150,000 shares. Each of the other Management Executives, except Mr. Graner, was granted an option for 30,000 shares. The Committee granted options for the same number of shares to each of the other Management Executives due to their overall contributions to our performance in 2007. Mr. Graner was granted an option for an additional 9,000 shares for his contributions as Chief Financial Officer.

Benefits and Perquisites

In an effort to attract and retain talented employees, we offer retirement, health and welfare programs competitive within our local markets (the "Benefit Programs"). The only Benefit Programs offered to our U.S. executive officers, either exclusively or with terms different from those offered to other eligible employees, include the following:

- Supplemental Retirement Benefit. This unfunded supplemental retirement benefit arrangement provides certain U.S. executives with a benefit of $10,000 per year payable for ten (10) years in monthly installments commencing upon retirement. If an eligible participant elects to retire and receive this benefit prior to reaching age sixty five (65), the benefit amount will be reduced by one-half of one percent (0.5 percent) for each month by which the participant's retirement precedes his or her sixty-fifth (65th) birthday. Mr. Graner is the only active executive officer eligible for this benefit.
- Restoration Plan. Since the Internal Revenue Code limits the pension benefits that can be accrued under a tax-qualified defined benefit pension plan, we have established the Graco Inc. Restoration Plan. This plan is a nonqualified excess benefit plan designed to provide retirement benefits to eligible participants in the United States as a replacement for those retirement benefits reduced under the Graco Employee Retirement Plan by operation of Section 415 and Section 401(a)(17) of the Code. On February 16, 2007, the Committee approved an arrangement by which Mr. Roberts, effective January 1, 2007, was credited with one and one-half years of service under the Restoration Plan for each year worked until retirement. This decision was based upon the Committee's review of benchmarking data and its desire to provide Mr. Roberts with retirement benefits closer to the market median.
- Supplemental Long-term Disability Program. Each U.S. executive officer is enrolled in an individual executive long-term disability plan. We pay the premiums. Each plan provides the executive with a monthly disability benefit of up to $21,800 in the event of long-term disability.
- Other Perquisites. We provide few other perquisites to our executive officers. We reimburse our U.S. Management Executives for certain financial planning expenses to encourage the executives to maximize the value of their compensation and benefit programs. In 2007, the maximum amount reimbursable for financial planning was $10,000 for the CEO and $7,000 for all other U.S. Management Executives. In order to motivate the executives to receive appropriate preventative medical care to support their continued health and productivity, we offer executive officers in the United States an executive physical examination program through the Mayo Clinic. This program provides a physical examination every other year for executives from age 40 through 49, and every year for executives age 50 and older. Executives may be reimbursed and/or receive a tax gross-up for certain limited spousal travel and entertainment events. Mr. Paulis, our named executive officer employed by Graco N.V., is also eligible for benefits and perquisites consistent with those offered to other Graco N.V. management employees.

Severance and Change of Control Arrangements

We have entered into key employee agreements with the CEO and each of the named executive officers, the terms of which are described below under "Change of Control and Post Termination Payments." The Committee believes that it is in the best interests of our Company and its shareholders to design compensation programs that assist our Company in attracting and retaining qualified executive officers, assure that our Company will have the continued dedication of our Company's executive officers in the event of a pending, threatened or actual change of control, provide certainty about the consequences of terminating certain executive officers' employment, protect our Company by obtaining non-compete covenants from certain executive officers that continue after their termination of employment not involving a change of control and to obtain a release of any claims from those former executive officers. Accordingly, the agreements generally provide for certain benefits if the executive officer's employment or executive officer's service is terminated involuntarily by our Company without cause prior to a change of control or if, within two years after a change of control, the executive officer's employment or service is terminated involuntarily by the Company without cause or the executive officer resigns for good reason. The current form of key employee agreement was approved by the Committee in December 2007 after reviewing the key employee agreements previously in effect and current market practices related to severance arrangements and benefit levels related thereto. In particular, the Committee reviewed Hewitt's most recent "Executive Severance Arrangements Not Related to a Change in Control" and "Executive Change of Control Arrangements" surveys regarding the form and amount of benefits and severance terms provided by companies to their executive officers. Additionally, the Committee reviewed information collected from publicly available information about severance practices at companies in Graco's peer group.

The Committee believes it is imperative to diminish any potential distraction of the executive officers by the personal uncertainties and risks created by a pending or threatened change of control. By offering an agreement that will financially protect the executive officer in the event his or her employment or service is involuntarily terminated or terminated by the executive officer for good reason following a change of control, the Committee believes each executive officer's full attention and dedication to our Company will be enhanced to assist in the evaluation of a proposed change of control, and complete a change of control transaction and facilitate an orderly transition in the event of a change of control. In the event of a change of control of our Company, the agreements provide benefits only if the executive officer's employment or service is terminated involuntarily without cause or if the executive officer resigns for good reason, including by reason of material demotion, decrease in compensation, relocation or increased travel, within two years after the change of control. The Committee believes this "double-trigger" approach is most consistent with the objectives described above. The Committee believes that a termination by an executive officer for good reason may be conceptually the same as termination by our Company without cause, and that a potential acquirer would otherwise have an incentive to constructively terminate the executive's employment to avoid paying severance benefits, so the key employee agreements provide severance benefits in the case of resignation for good reason following a change of control.

The Committee believes that it is important to attract and retain certain executive officers by agreeing to provide certain benefits if the executive officer's employment or service is terminated without cause prior to a change of control. In addition, the Committee believes that these benefits are appropriate to compensate these executive officers for agreeing not to work with competitors for a specified period of time following termination of employment, and that compensation enhances the enforceability of these non-compete covenants. The Committee also believes that we benefit from obtaining a release of any claims from these former executive officers and the severance payments provide consideration for obtaining the release.
Our equity awards for executive officers and certain key managers provide for accelerated vesting, or lapse of restrictions, upon a change of control. The Committee believes that acceleration upon a change of control is appropriate to minimize the risk that executive officers might favor a transaction based on the likely impact on the executive officer's equity awards, to increase the likelihood that the employees will remain with us after becoming aware of a pending or threatened change of control, and due to the increased likelihood that employees may be terminated by a successor through no fault of their own.

Tax Implications of Executive Compensation

Section 162(m) of the Internal Revenue Code places a limit of $1 million in compensation per year on the amount that we may deduct with respect to each of our named executive officers. This limitation does not apply to compensation that qualifies as "performance-based compensation." Annual cash incentives meeting certain conditions and stock option awards constitute performance-based compensation and will generally be fully deductible. The Committee believes that all incentive compensation paid to the executive officers for fiscal year 2007 will be deductible for federal income tax purposes. However, the Committee reserves the flexibility to approve elements of compensation for specific officers in the future that may not be fully deductible when the Committee deems the compensation appropriate in light of its philosophies.

Report of the Management Organization and Compensation Committee

The Management Organization and Compensation Committee of the Company has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with management, and based on such review and discussions, the Management Organization and Compensation Committee recommended to the Board that the Compensation Discussion and Analysis be included in this Proxy Statement.

The Members of the Management Organization and Compensation Committee
Mr. Jack W. Eugster, Chair[1]
Mr. J. Kevin Gilligan
Mr. Lee R. Mitau
Ms. Marti Morfitt
Mr. Mark H. Rauenhorst

[1] Mr. Eugster became Chair of the Management Organization and Compensation Committee effective immediately following the Committee's meeting on February 15, 2008 (the "Meeting"), although he served as a member of the Committee throughout 2007. Ms. Morfitt served as Chair of the Committee from May 4, 1999 through the Meeting.

Summary Compensation Table

The table below summarizes the total compensation paid to or earned by all persons who served as our chief executive officer ("CEO"), chief financial officer ("CFO") and our three other most highly compensated executive officers (collectively "Named Executive Officers" or "NEOs"; individually a "Named Executive Officer" or "NEO"), based on total compensation (excluding changes in pension value and nonqualified deferred compensation earnings) during the fiscal years ended December 29, 2006 and December 28, 2007.

Name and Principal Position	Year	Salary[1] ($)	Bonus[2] ($)	Stock Awards[3] ($)	Option Awards[4] ($)	Non-Equity Incentive Plan Compensation[1,5] ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Patrick J. McHale President and Chief Executive Officer	2007	370,393	—	—	347,547	216,021[6]	91,000[8]	11,643[10]	1,036,604
David A. Roberts Former Chairman, President and Chief Executive Officer	2007	407,328	—	—	639,330	—	196,000[8]	39,600[10]	1,282,258
	2006	617,100	—	—	942,080	914,318	170,000	19,867	2,663,365
James A. Graner Chief Financial Officer and Treasurer	2007	330,750	—	—	335,735	111,146[7]	356,000[9]	18,125[10]	1,151,756
	2006	238,500	—	—	373,034	242,692	283,000	26,026	1,163,252
Dale D. Johnson Vice President and General Manager, Contractor Equipment Division	2007	289,047	—	4,348	271,965	130,755[7]	185,000[8]	19,117[10]	900,232
	2006	277,930	—	—	199,461	288,254	97,000	17,988	880,633
Charles L. Rescorla Vice President, Manufacturing and Distribution Operations	2007	245,670	—	2,717	368,054	111,133[7]	117,000[8]	16,335[10]	860,909
	2006	236,221	10,000	—	416,769	244,996	82,000	26,283	1,016,269
Simon J. W. Paulis Vice President and General Manager, Europe	2007	254,681[11]	30,000	4,348	236,112	108,853[7,11]	67,645[9]	85,498[11,12]	787,137[11]

(1) Amounts of compensation deferred are included in Salary and Non-Equity Incentive Plan Compensation in the year earned.

(2) Bonus includes any awards made under the CEO Award Program.

(3) The amounts reported in the Stock Awards Column are the same as the compensation cost recognized pursuant to SFAS No.123(R) in our Company's financial statements for restricted unit grants made under the Stock Incentive Plan, unreduced by the estimated service-based forfeitures. Information concerning these amounts may be found in Item 8, Financial Statements and Supplementary Data, and Note G to the Consolidated Financial Statements in our Company's 2007 Annual Report on Form 10-K.

(4) The amounts reported in the Option Awards Column are the same as the compensation cost recognized pursuant to SFAS No.123(R) in our Company's financial statements for option grants made under the Stock Incentive Plan, unreduced by the estimated service-based forfeitures. Information concerning these amounts may be found in Item 8, Financial Statements and Supplementary Data, and Note A to the Consolidated Financial Statements in the Company's 2007 Annual Report on Form 10-K. The option awards reflected in the calculation of this cost are identified in the Supplemental Table to the Options Awards Column found on page 20 immediately following this Summary Compensation Table.

(5) The amounts represent awards under the Executive Officer Annual Incentive Bonus Plan or the Executive Officer Bonus Plan, as applicable. The Executive Officer Annual Incentive Bonus Plan has a 100% target payout and a 150% maximum payout. The Executive Officer Bonus Plan has a 70% target payout and a 105% maximum payout. See narrative preceding the Grants of Plan-Based Awards table found on page 21.

(6) As a result of his promotion to President and CEO, Mr. McHale's 2007 bonus was based on six months of participation in the Executive Officer Bonus Plan and six months of participation in the Executive Officer Annual Incentive Bonus Plan. At its February 15, 2008 meeting, the Committee certified that Mr. McHale was entitled to 43% of maximum payout opportunity under the Executive Officer Annual Incentive Bonus Plan, which was 64.5% (150% x 43% = 64.5%) of his 2007 prorated established base salary. The incentive payment for Mr. McHale under the Executive Officer Bonus Plan follows the same calculation method noted in footnote 7.

(7) In February 2007, the Committee selected the NEOs for participation in the Executive Officer Bonus Plan and at its February 15, 2008 meeting, certified that such NEOs were entitled to a payout at 43% of maximum payout opportunity. They each received a bonus equal to 45% (105% x 43% = 45%) of their established base salary paid in 2007.

(8) The amount shown in the Change in Pension Value and Nonqualified Deferred Compensation Earnings column reflects the aggregate change in the actuarial present value of the NEO's accumulated benefit under the qualified Graco Employee Retirement Plan, nonqualified excess benefits plan known as the Graco Inc. Restoration Plan, and the Supplemental Executive Retirement Plan ("SERP") as follows: Mr. McHale: $9,000 (qualified pension) and $82,000 (nonqualified restoration); Mr. Roberts: $12,000 (qualified pension) and $184,000 (nonqualified restoration); Mr. Graner: $4,000 (qualified pension), $350,000 (nonqualified restoration), and $2,000 (SERP); Mr. Johnson: $27,000 (qualified pension) and $158,000 (nonqualified restoration); Mr. Rescorla: $18,000 (qualified pension) and $99,000 (nonqualified restoration).

(9) The amount shown for Mr. Paulis reflects the change in present value of the fully insured and sector pensions available to Mr. Paulis. $66,401 is attributable to the fully insured pension through Swiss Life and $1,244 is attributable to the sector pension plan.

(10) The amounts shown in the All Other Compensation column for 2007 reflect the following for each NEO: Mr. McHale: $786 for spousal travel, $382 for gross-up payments on travel expenses, $3,725 in incremental cost for long term disability coverage, and $6,750 for a matching contribution to the

Employee Investment Plan; Mr. Roberts: $2,905 for an executive physical, $19,080 for financial planning (as a result of certain eligible fees incurred in 2006 that were paid in 2007), $4,219 for spousal travel, $3,143 for gross-up payments on travel expenses, $3,503 in incremental cost for long term disability coverage, and $6,750 for a matching contribution to the Employee Investment Plan; Mr. Graner: $7,000 for financial planning, $4,375 in incremental cost for long term disability coverage and a $6,750 for a matching contribution to the Employee Investment Plan; Mr. Johnson: $4,233 for an executive physical, $2,434 for spousal travel, $1,182 for gross-up payments on travel expenses, $4,518 in incremental cost for long term disability coverage and $6,750 for a matching contribution to the Employee Investment Plan; Mr. Rescorla: $1,823 for an executive physical, $510 for financial planning, $2,193 for spousal travel, $1,064 for gross-up payments on travel expenses, $3,995 in incremental cost for long term disability coverage and $6,750 for a matching contribution to the Employee Investment Plan; Mr. Paulis: $1,772 for spousal travel, $7,100 for car related expenses (i.e. maintenance, wash, insurance, road tax, and fuel for Company-provided vehicle), $5,099 for miscellaneous expense, $8,299 in incremental cost for long term disability coverage, $62,160 representing Graco's contribution of the premium paid to the insurance company for pension, medical, disability and life insurance benefits, and $1,068 representing Graco's contributions to the retirement plan mandated by the metal sector in which Graco is classified. Benefits provided to Belgium employees are very different than those provided to employees based in the United States; however Mr. Paulis receives similar benefits to those provided to all other Belgium employees.

(11) All compensation and benefit calculations for Mr. Paulis, except for stock and option awards and CEO award, reflect an average exchange rate of 1.37 dollar-to-euro for 2007.

Supplemental Table to the Option Awards Column for Fiscal Year Ended December 28, 2007

Name		Grant Date	Shares Granted (#)	Expense Recorded in 2007 ($)
Patrick J. McHale		2/21/2003	22,500	3,755
		2/20/2004	27,000	45,810
		2/18/2005	22,500	46,640
		2/17/2006	22,500	71,796
		2/16/2007	22,500	58,450
		6/14/2007	75,000	121,096
	Total			347,547
David A. Roberts		2/21/2003	108,000	18,022
		2/20/2004	120,000	101,601
		2/18/2005	100,000	104,288
		2/17/2006	140,000	223,728
		2/16/2007	140,000	191,691
	Total			639,330
James A. Graner		2/21/2003	18,000	3,004
		2/20/2004	18,000	30,540
		2/18/2005	15,000	31,093
		2/17/2006	22,500	—(1)
		2/16/2007	22,500	271,098(1)
	Total			335,735
Dale D. Johnson		2/21/2003	27,000	4,506
		2/20/2004	27,000	45,810
		2/18/2005	22,500	46,640
		2/17/2006	22,500	81,884(2)
		2/16/2007	22,500	93,125(2)
	Total			271,965
Charles L. Rescorla		2/21/2003	27,000	4,506
		2/20/2004	27,000	45,810
		2/18/2005	22,500	46,640
		2/17/2006	22,500	—(1)
		2/16/2007	22,500	271,098(1)
	Total			368,054
Simon J. W. Paulis		2/20/2004	6,750	11,453
		2/17/2006	22,500	99,994(2)
		2/16/2007	22,500	124,665(2)
	Total			236,112

(1) All options granted to Mr. Graner and Mr. Rescorla in 2006 were fully expensed in 2006 because they were eligible for retirement, and under the plan, all options granted to them would vest upon retirement. Similarly, all options granted in 2007 were expensed in 2007.

(2) Mr. Johnson and Mr. Paulis will be retirement eligible in 2009, so outstanding unvested options will be fully expensed at that time. Options granted in 2006 and 2007 are being expensed over the requisite service period, beginning on the date of grant and ending on the respective retirement-eligible date.

Grants of Plan-Based Awards in 2007

On February 16, 2007, the Committee awarded a non-qualified stock option to each executive officer, including the NEOs, under the Stock Incentive Plan. The amounts shown in the column entitled "All Other Option Awards: Number of Securities Underlying Options" reflect the number of common shares covered by the stock option granted to each NEO. Each option has a 10-year term and becomes exercisable in equal installments over four years, beginning with the first anniversary of the grant date. The Stock Incentive Plan requires the exercise price of an option to be the fair market value of the shares on the date of the grant. The fair market value of the shares is defined as the last sale price on the day preceding the date of grant, unless otherwise determined by the Committee. The Committee has not changed this definition.

On December 7, 2007, the Management Organization and Compensation Committee awarded restricted shares to Messrs. Johnson, Rescorla, and Paulis under the Stock Incentive Plan. The amounts shown in the column entitled "All Other Stock Awards: Number of Shares of Stock or Units" reflect the number of restricted shares granted to each NEO. Each restricted stock grant becomes fully vested three years after the date of the grant and earns dividends.

Under the Executive Officer Annual Incentive Bonus Plan, the payout to Mr. McHale, upon achievement of applicable financial measures, ranges from a minimum of 0 percent to a maximum of 150 percent of his earned base salary.

Under the Executive Officer Bonus Plan, the payout to the NEOs, upon achievement of applicable financial measures, ranges from a minimum of 0 percent to a maximum of 105 percent of their earned base salary.

Grants of Plan-Based Awards for Fiscal Year Ended December 28, 2007

		Estimated Future Payouts Under Non-Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units	All Other Option Awards: Number of Securities Underlying Options	Exercise or Base Price of Option Awards	Closing Market Price of Common Stock on Grant Date	Grant Date Fair Value of Stock or Option
Name	Grant Date	Minimum ($)	Target ($)	Maximum ($)	(#)(1)	(#)	($/sh)	($/sh)	Award ($)
Patrick J. McHale	2/16/2007					22,500	41.36	41.26	271,098(4)
	6/14/2007					75,000	40.53	40.83	898,080(5)
		0	84,275(2)	126,413(3)					
		0	250,000(3)	375,000(3)					
David A. Roberts	2/16/2007					140,000	41.36	41.26	1,686,832(4)
		0	654,100	981,150					
James A. Graner	2/16/2007					22,500	41.36	41.26	271,098(4)
		0	171,990	257,985					
Dale D. Johnson	2/16/2007					22,500	41.36	41.26	271,098(4)
	12/7/2007				4,000				156,520(6)
		0	202,333	303,499					
Charles L. Rescorla	2/16/2007					22,500	41.36	41.26	271,098(4)
	12/7/2007				2,500				97,825(6)
		0	171,969	257,953					
Simon J. W. Paulis	2/16/2007					22,500	41.36	41.26	271,098(4)
	12/7/2007				4,000				156,520(6)
		0	168,441(7)	252,662(7)					

(1) Represents awards of restricted stock granted in December 2007 under the Stock Incentive Plan. Additional details regarding such awards can be found at page 16 of this Proxy Statement.

(2) Target and maximum awards for Mr. McHale based on the Executive Officer Bonus Plan prorated for period from January 2007 through June 2007.

(3) Target and maximum awards for Mr. McHale based on the Executive Officer Annual Incentive Bonus Plan prorated for period from July 2007 through December 2007.

(4) The grant date fair market value was $12.05 per share. Fair value of the award was determined by multiplying by the number of shares by grant date present value.

(5) The grant date fair market value was $11.97 per share. Fair value of the award was determined by multiplying by the number of shares by grant date present value.

(6) Grant date fair value of restricted units is based on the closing market value of $39.13 per share of common stock on the date of the grant.

(7) The established base salary used in the computation reflects a mid-year Belgian inflationary adjustment and an average exchange rate of 1.37 dollar-to-euro for 2007.

Outstanding Equity Awards at Fiscal Year Ended December 28, 2007

The following table summarizes the outstanding equity awards held by each Named Executive Officer at fiscal year ended December 28, 2007.

		Option Awards				Stock Awards	
		Number of Securities Underlying Unexercised Options[1]		Option Exercise Price	Option Expiration	Number of Shares of Unvested	Market Value of Unvested
Name	Grant Date	(#) Exercisable	(#) Unexercisable	($)	Date	Restricted Stock	Restricted Stock
Patrick J. McHale	6/14/2007[2]	—	75,000	40.53	6/14/2017		
	2/16/2007[2]	—	22,500	41.36	2/16/2017		
	2/17/2006[2]	5,625	16,875	40.68	2/17/2016		
	2/18/2005[2]	11,250	11,250	38.13	2/18/2015		
	2/20/2004[2]	20,250	6,750	27.91	2/20/2014		
	2/21/2003[2]	22,500	—	17.34	2/21/2013		
	2/22/2002[2]	12,656	—	18.39	2/22/2012		
	2/23/2001[2]	8,436	—	11.71	2/23/2011		
	2/24/2000[2]	6,327	—	9.09	2/24/2010		
David A. Roberts[5]	—	—	—	—	—		
James A. Graner	2/16/2007[2]	—	22,500	41.36	2/16/2017		
	2/17/2006[2]	5,625	16,875	40.68	2/17/2016		
	2/18/2005[2]	7,500	7,500	38.13	2/18/2015		
	2/20/2004[2]	13,500	4,500	27.91	2/20/2014		
	2/21/2003[2]	18,000	—	17.34	2/21/2013		
	2/22/2002[2]	11,250	—	18.39	2/22/2012		
	2/23/2001[2]	11,250	—	11.71	2/23/2011		
Dale D. Johnson	2/16/2007[2]	—	22,500	41.36	2/16/2017		
	2/17/2006[2]	5,625	16,875	40.68	2/17/2016		
	2/18/2005[2]	11,250	11,250	38.13	2/18/2015		
	2/20/2004[2]	20,250	6,750	27.91	2/20/2014		
	2/21/2003[2]	27,000	—	17.34	2/21/2013		
	2/22/2002[2]	22,500	—	18.39	2/22/2012		
	2/23/2001[2]	45,000	—	11.71	2/23/2011		
	2/09/2000[3]	67,500	—	9.09	2/09/2010		
	2/22/1999[2]	8,438	—	6.37	2/22/2009		
	12/07/2007[4]					4,000	150,200[6]
Charles L. Rescorla	2/16/2007[2]	—	22,500	41.36	2/16/2017		
	2/17/2006[2]	5,625	16,875	40.68	2/17/2016		
	2/18/2005[2]	11,250	11,250	38.13	2/18/2015		
	2/20/2004[2]	20,250	6,750	27.91	2/20/2014		
	2/21/2003[2]	27,000	—	17.34	2/21/2013		
	2/22/2002[2]	22,500	—	18.39	2/22/2012		
	2/23/2001[2]	22,500	—	11.71	2/23/2011		
	2/24/2000[2]	12,656	—	9.09	2/24/2010		
	12/07/2007[4]					2,500	93,875[6]
Simon J. W. Paulis	2/16/2007[2]	—	22,500	41.36	2/16/2017		
	2/17/2006[2]	5,625	16,875	40.68	2/17/2016		
	2/20/2004[2]	5,063	1,687	27.91	2/20/2014		
	12/07/2007[4]					4,000	150,200[6]

(1) All data reflect the three-for-two stock splits distributed on June 6, 2002 and March 30, 2004.
(2) These options have a 10-year term and become exercisable in equal installments over four years, beginning with the first anniversary of the grant date.
(3) These options have a 10-year term and become exercisable in equal installments over five years, beginning with the second anniversary of the grant date.
(4) Each stock grant has a 3-year term and becomes fully vested on the date that is three years after the grant.
(5) Mr. Roberts resigned from his position as Chairman, President and Chief Executive Officer on June 11, 2007. All outstanding vested options were exercised within thirty days from June 15, 2007, the date of the termination of his employment. All outstanding unvested options were forfeited upon termination.
(6) Market value determined using the closing market price of $37.55 per share of common stock on the last day of the fiscal year.

Option Exercises and Stock Vested in 2007

The following table summarizes the options exercised by each Named Executive Officer in 2007.

	Option Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)
Patrick J. McHale	—	—
David A. Roberts	485,500	8,844,389
James A. Graner	—	—
Dale D. Johnson	—	—
Charles L. Rescorla	12,656	431,306
Simon J. W. Paulis	6,750	153,008

Change of Control and Post-Termination Payments

As described above under "Compensation Discussion and Analysis – Severance and Change of Control Arrangements," the Committee approved a new form of key employee agreement in December 2007.

Summary of Revisions from Prior Arrangements

The new agreement replaces the form of key employee agreement and severance arrangements previously in effect for executive officers. The primary differences between the new Key Employee Agreements and the prior arrangements include:

- Confirmation of the details of severance for Management Executives who are terminated without cause before any change of control. Previously, the Company had similar severance practices that were not reflected in a written plan or agreement.
- Modification of the change of control triggers to include those events that are generally considered changes of control and to exclude those that would generally not be regarded as changes of control.
- Provide severance benefits to Management Executives that comply with (or, where possible, are structured to fall outside the coverage of) the requirements of Section 409A of the Internal Revenue Code.
- Require that Management Executives not compete with the Company and not solicit employees for a specified period of time after leaving employment (except in the case where, within two years after a change of control, the executive officer's employment terminates involuntarily without cause or voluntarily for good reason).

Summary of New Key Employee Agreement

The Key Employee Agreement provides for payment of the following benefits if the employment of a Management Executive is terminated involuntarily by the Company without Cause (as defined below) prior to a Change of Control (as defined below):

- Pro-rata bonus for year of termination based on actual performance;
- Severance pay equal to one times (two times for CEO) base salary plus bonus based on the target level of performance for the year of termination, payable over the severance period;
- Continued medical, dental and life insurance for the severance period;
- Outplacement services; and
- Reimbursement of reasonable legal fees incurred to enforce the agreement.

The Key Employee Agreement provides for payment of the following benefits if, within two years after a change of control, an executive officer's employment is terminated involuntarily by the Company without cause or if the executive officer resigns for good reason:

- Pro-rata bonus for year of termination based on performance at the target level;
- Severance pay equal to two times (three times for CEO) the sum of base salary plus bonus based on the target level of performance for the year of termination, payable in a lump sum six months after the termination date or over the severance period (if the change of control does not conform to the requirements of Internal Revenue Code Section 409A);
- Continued medical, dental and life insurance for the severance period;
- Attribution of two years (three years for CEO) service credit for purposes of nonqualified excess benefit pension plan;
- Reimbursement of reasonable legal fees incurred to enforce the agreement; and
- Gross-up of income taxes, and excise taxes related to such gross-up payment, due under the "excess parachute" provisions of the Internal Revenue Code, subject to a reduction of benefits of up to $25,000 to avoid such taxes.

The definition of "Change of Control" in the Key Employee Agreements generally includes: (i) acquisition of beneficial ownership by a person or group which results in aggregate beneficial ownership of 30 percent or more of voting power or common stock, subject to certain exceptions; (ii) change of 50 percent or more of the Board members, without Board approval; and (iii) consummation of a merger or other business combination unless our Company's shareholders own a majority of the voting power and common stock of the surviving corporation and other conditions are satisfied.

As used in the Key Employee Agreement, "Cause" means: (i) conviction of, or guilty or no contest plea to, any felony or other criminal act involving moral turpitude; (ii) gross misconduct or any act of fraud, disloyalty or dishonesty related to or connected with the executive officer's employment or otherwise likely to cause material harm to our Company or its reputation; (iii) a willful and material violation of our Company's written policies or codes of conduct; (iv) wrongful appropriation of our Company's funds or property or other material breach of the executive officer's fiduciary duties to our Company; or (v) the willful and material breach of the Key Employee Agreement by the executive officer.

As used in the Key Employee Agreement, "Good Reason" means: (i) assignment of duties materially inconsistent with, or other material diminution of, the executive officer's position, duties or responsibilities as in effect immediately prior to the change of control; (ii) material reduction, in the aggregate, to the compensation and benefit plans, programs and perquisites applicable to the executive officer in effect immediately prior to the change of control; (iii) relocation of the executive officer to a location more than 50 miles from where the executive officer was based immediately prior to the change of control, or requiring the executive to travel to a substantially greater extent; or (iv) failure by our Company to assign the Key Employee Agreement to a successor.

Under the Key Employee Agreement, the Management Executive officers agree to protect our Company's confidential information, and not to compete with our Company or solicit employees for two years after termination of employment (or, if the executive officer's employment is terminated involuntarily other than for Cause prior to a change of control, the non-compete covenant may expire after the executive officer is no longer receiving severance payments). The non-compete restriction does not apply if the executive officer's employment is terminated involuntarily without Cause or voluntarily for Good Reason within two years after a change of control. In order to receive severance, the executive officer must sign a release of claims in favor of our Company and be in compliance with the terms of the Key Employee Agreement. The term of the Key Employee Agreement is three years, followed by automatic annual renewals, unless either party gives six months notice of non-renewal.

Except as indicated above with respect to the CEO, the same form of agreement was provided to all executive officers, except that (i) an executive officer who is a resident of a foreign country will receive a version of the agreement that has been modified as necessary to take into account local laws and prevent the duplication of any benefits and (ii) an executive officer who does not report directly to the CEO nor serves on the executive management team will only be entitled to the foregoing severance benefits upon termination following a change of control, as described above, and will not be required to agree to the form of non-competition and non-solicitation provisions applicable to other executive officers, but will be required to sign our Company's standard employee confidentiality and intellectual property agreement.

Severance Agreement with Former Chief Executive Officer

Our Company was a party to a severance agreement with Mr. Roberts, our Company's former President and CEO, whose employment terminated on June 15, 2007. The agreement, which was described in our Company's proxy statements for previous years' annual meetings, would have provided benefits to Mr. Roberts if he had been terminated involuntarily for other than gross and willful misconduct or if his employment terminated due to death or disability. Because Mr. Roberts voluntarily resigned his employment, he was not entitled to any benefits under his severance agreement.

Other Compensation and Benefits Payable Upon a Change of Control or Certain Terminations

Each named executive officer is eligible for the benefits described in this section as part of our Company's standard practice or policy; however, the benefits are not triggered by any specific termination reason. Incremental amounts for each of these benefits are disclosed in the Summary Compensation Table, Potential Payments Upon Termination or Following a Change of Control Table, or Pension Benefits table.

Pursuant to the Executive Officer Annual Incentive Bonus Plan and the Executive Officer Bonus Plan, each participant is eligible to receive a prorated bonus based on the amount of base salary earned during the fiscal year and the bonus percentage actually paid for that year for a termination due to death, disability or retirement. Vesting of unvested stock option awards provided to any executive officer will automatically accelerate and the options will become fully vested in the event of a change of control of our Company or if the employee is terminated due to death, disability or retirement. All unvested restricted stock provided to any executive officer will automatically be accelerated and fully vested in the event of a change of control of our Company or if the employee is terminated due to death or disability.

Participants in the Graco Employee Retirement Plan, the Graco Inc. Restoration Plan and the Supplemental Executive Retirement Plan are entitled to receive the accumulated pension benefits over their lifetime, a specific defined time or at the time of their retirement. These amounts are reflected in the Present Value of Accumulated Benefit column of the Pension Benefits table.

Upon any termination of employment, all employees are eligible to receive payment for any credited but unused vacation time. Each named executive officer would receive reimbursement for any miscellaneous travel and spousal travel perquisites and associated tax gross-up payments when incurred during the fiscal year.

The following Table discloses the potential payments and benefits, other than those available generally on a nondiscriminatory basis to all salaried employees, provided upon a change of control or termination of employment for each of the named executive officers calculated as if the change of control or termination of employment had occurred on December 28, 2007. No information is provided for Mr. Roberts since his employment terminated during 2007, and he was not entitled to any payments or benefits under his severance agreement.

Potential Payments Upon Termination or Following a Change of Control at December 28, 2007

Name	Involuntary (Not for Cause) or Good Reason Termination Following Change of Control ($)[1,2,3,8]	Involuntary (Not for Cause) Termination ($)[4]	Retirement ($)	Death ($)	Disability ($)[5]
Patrick J. McHale	4,920,721	2,077,363	54,600	54,600	361,200
David A. Roberts	—	—	—	—	—
James A. Graner	891,241[7]	522,170	103,200[6]	103,200[6]	395,800
Dale D. Johnson	1,248,893	631,661	128,900	279,100	540,700
Charles L. Rescorla	968,899[7]	483,312	54,400	148,275	409,875
Simon J. W. Paulis	1,117,300[9,10,11]	440,358[9,11]	744,409[9,12]	1,241,103[9,13]	744,512[9,14]

(1) Actuarial present value of the accumulated benefit and the accompanying valuation method and assumptions applied for the qualified Graco Employee Retirement Plan, the nonqualified Graco Inc. Restoration Plan and the SERP may be found in the Pension Benefits Table and the accompanying narrative on page 28.

(2) The incremental benefit amount using additional pay and earnings based on December 28, 2007 base pay and target bonus amounts. Upon a change of control, Mr. McHale is entitled to 3 times his base salary and target annual bonus and the other NEOs are entitled to 2 times their base salary and target annual bonus. This represents the intrinsic value of the stock options and restricted stock awards whose exercisability would be accelerated if a change in control occurred on December 28, 2007. The value of restricted stock awards is determined by multiplying that closing market price of $37.55 per share of common stock by the number of restricted shares, and the value of accelerated stock options is determined by multiplying the number of unvested options by the difference between that closing share price and the option exercise price.

(3) Assuming December 28, 2007 termination date, current year bonus would be paid in accordance with the Annual Incentive Plans. See Non-Equity Incentive Plan Compensation column and accompanying footnotes in the Summary Compensation Table on page 19.

(4) Reflects two years of base salary and target annual bonus for Mr. McHale; 12 months of base salary and target annual bonus for the other NEOs. Should our Company elect to extend the non-compete duration beyond 12 months, the payment amount for the NEOs, except for Mr. McHale, would increase.

(5) Assumes NEO is not age 65 and disabled for a full calendar year. Benefit reflects an annualized amount that would be paid on a monthly basis and would cease if NEO reaches their social security normal retirement age or is no longer disabled. In the event Mr. Graner becomes disabled prior to reaching age 65, he is eligible for an annual benefit of $5,000 for every year he is disabled up to age 65, death, or when he ceases to be disabled, whichever occurs first.

(6) Mr. Graner is eligible for an annual benefit upon his retirement or death, paid in monthly payments to him or his beneficiary for a period of 10 years starting with his retirement or the 1st month following the month of death.

(7) The value of Mr. Graner's and Mr. Rescorla's respective unvested options have not been included in this table because vesting will occur whether the termination is the result of a change of control or otherwise (so long as such termination is not for cause) because they have satisfied all requirements for retirement eligibility (age 55 and 10 years of service or upon reaching age 65).

(8) The present value of the change of control retirement benefit amount providing for additional years of service credit is calculated as of the earliest possible benefit commencement date.

(9) The amounts for Mr. Paulis reflect an average exchange rate of 1.37 dollar-to-euro for 2007.

(10) The health and dental, life, and retirement values represent 18 months of premiums that will be provided to Mr. Paulis upon a change of control event. Mr. Paulis is expected to continue his coverage through the insurer using these payments to pay the premium.

(11) Under Belgium law, Mr. Paulis may be entitled to certain monetary payments and/or benefits as a result of his termination of employment. To the extent that he is entitled to severance and the value of the local obligation is less than what he would receive under his U.S. Key Employee Agreement (KEA) such value will be set off against the payment obligations of his KEA. This condition holds true regardless of whether the termination follows a change of control or involuntary (not for cause) termination. The provisions of his KEA have been followed to calculate the amounts shown in the Table.

(12) The amount reflects the lump sum payable to Mr. Paulis upon his normal retirement date. $735,588 is attributable to the fully insured benefit provided to him by Swiss Life Insurance Company and $8,821 is attributable to the sector pension plan.

(13) The insured pension for Mr. Paulis provides a specific benefit in the event of death before retirement, which is different from and in lieu of the normal retirement benefit. The benefit amount in event of death before retirement is four times annual salary and is paid instead of the amount payable at normal retirement age, not in addition to any retirement benefit. This benefit formula is used for all Belgian employees covered under this policy.

(14) This number reflects the lump sum payable from the pension plan due to disability of $441,115, plus the annual disability benefit payable through the disability contract of $153,197.

Retirement Benefits

Graco Employee Retirement Plan (1991 Restatement)

The Graco Employee Retirement Plan (The "Retirement Plan") is a funded defined benefit plan designed to coordinate with Social Security benefits to provide a basic level of retirement benefits for all eligible employees. Eligible executive officers participate in our tax-qualified defined benefit pension plan on the same terms as the rest of our eligible employees. Each of the U.S. named executive officers is eligible for benefits under the Retirement Plan.

Benefits for those eligible under the Retirement Plan consist of a fixed benefit, which is designed to provide retirement income at age 65 of 43.5 percent of a participant's average monthly compensation, less 18 percent of Social Security-covered compensation (calculated in a life annuity option) for an employee with 30 years of service. Average monthly compensation is defined as the average of the five consecutive highest years' cash compensation during the last ten years of service, divided by sixty. The Retirement Plan defines eligible cash compensation as base salary, holiday pay, income earned outside of the United States but paid in the United States, annual bonus, CEO award, sales incentive, area differential, short-term disability payments, vacation pay, paid out accrued vacation, deferrals made under a cash or deferred agreement under Code Section 401(k), contributions to a plan established under Code Section 125, and transit and parking reimbursements made under Code Section 132. Benefits under the Retirement Plan vest upon five years of benefit service.

Normal retirement age is defined as age 65 or age 62 with at least 30 years of service. Early retirement is available to participants age 55 with 5 years of vesting service. The monthly amount of a participant's benefit when retiring prior to age 65, or age 62 with less than 30 years of benefit service, will be reduced by one-half of one percent (0.5%) for each month by which a participant's pension benefit is to begin prior to the participant turning age 65.

The default form of pension benefit is a single life annuity that provides a monthly benefit for the life of the participant. A participant may elect an optional form of payment. The optional forms available are survivor annuity form or a term certain form. A survivor annuity form is an annuity that is payable monthly to and for the lifetime of the participant with a survivor annuity that is payable monthly after the participant dies to and for the lifetime of a participant's designated joint annuitant in an amount equal to 50 percent or 66 2/3 percent or 100 percent (as elected by the participant) of the amount payable during the joint lives of the participant and the designated joint annuitant. The value of the amounts payable in the survivor annuity form shall be actuarially equivalent to the value of the amounts payable in the single life annuity form. Term certain form is a form of annuity that is payable monthly to and for the lifetime of the participant or, if longer, for 120 or 180 months, as elected by the participant before his pension is to begin.

Effective January 1, 2008, the Plan was amended to include an actuarially equivalent survivor annuity form in the amount of 75 percent.

Graco Inc. Restoration Plan (2005 Statement)

Because the Internal Revenue Code ("Code") limits the pension benefits that can be accrued under a tax-qualified defined benefit pension plan, we have established the Graco Inc. Restoration Plan (the "Restoration Plan"). This plan is a nonqualified unfunded excess benefit plan designed to provide retirement benefits to eligible executives as a replacement for the retirement benefits limited under the Retirement Plan by operation of Section 415 and Section 401(a)(17) of the Code. The Restoration Plan provides comparable level retirement benefits as a percentage of compensation as those provided to other employees.

An employee that is a participant in the Retirement Plan, and has experienced a legislative reduction in benefits under the Graco Employee Retirement Plan due to limitations imposed by Section 415 of the Code, Section 401(a)(17) of the Code, or who has experienced a reduction in benefits due to participant contributions to the Graco Deferred Compensation Plan (2005 Restatement), and is selected for participation, is eligible to participate in the Plan.

Benefits under the Restoration Plan supplement the benefit under the Retirement Plan. The Restoration Plan will pay to a participant as a benefit the amount by which the benefit under the Retirement Plan is exceeded by the benefit to which the participant would have been entitled under the Retirement Plan if the benefit limitations under Section 415 of the Internal Revenue Code and the compensation limitations of Section 401(a)(17) of the Internal Revenue Code did not apply. The Restoration Plan provides for the following default forms of distribution. If the participant is single at the time distribution of a participant's benefit is to commence, the participant's benefit is to be paid in a single life annuity. If the participant is married at the time distribution of a participant's benefit is to commence, a participant's benefit is to be paid in the form of a joint and survivor annuity. The joint and survivor annuity will be paid over the life of the participant and the participant's spouse, with a reduced annuity paid to the survivor after the death of the participant or the participant's spouse. Optional forms of distribution were added to the Restoration Plan in 2007. These optional forms of distribution are the distribution options available under the Graco Employee Retirement Plan, plus a lump sum option. A participant may elect to change the form of distribution to one of the optional forms of distribution. If the participant's form of payment prior to electing one of the alternate forms is an annuity and the alternate form elected is an actuarially equivalent annuity, the benefit will commence on the same date that the benefit would have been paid but for the election to change the form. If a participant wishes to elect the lump sum option or any option which does not meet the conditions listed above, the election will not take effect until the date that is twelve months after the date on which the participant made the election and the distribution will be delayed for at least five years after the distribution would have otherwise been made absent the election.

A participant's benefit will commence on the first day of the month after the later of (i) the date the participant attains age 62, or (ii) the participant separates from service. In the case of a distribution to a specified employee (as defined in Section 409A of the Internal Revenue Code), where commencement is based on the specified employee's separation from service, the date that the distribution will commence will be the first day of the month following the date that is six months after the specified employee's separation from service.

If the value of a participant's benefit under the Restoration Plan is $10,000 or less as of the date the benefit of the participant is to commence, the benefit will be paid in a single lump sum.

In 2006, the Committee approved an increase to the Restoration Plan's maximum benefit cap. The cap previously in effect limited the aggregate annual retirement benefits from the Graco Employee Retirement Plan (1991 Restatement) and the Graco Inc. Restoration Plan (2005 Restatement) combined to a maximum of $170,000. The maximum was removed to provide a comparable level of retirement benefits as a percentage of compensation as those provided to other employees. This decision was based on competitive benchmarking data provided by an outside consultant. The increase in the cap had no negative impact on the financial statements.

On February 16, 2007, the Committee approved an arrangement by which Mr. Roberts, effective January 1, 2007, was credited with one-and-one-half years of service under the Restoration Plan for each year worked until retirement. The portion of Mr. Robert's accrued Restoration Plan benefit attributable to the enhanced service accruals was approximately $4,000. The present value of the benefit enhancement as of December 28, 2007 was $31,000.

The actuarial present values of accumulated benefits as of December 28, 2007, for both the Retirement Plan (1991 Restatement) and Restoration Plan (2005 Restatement) are reflected in the Present Value of Accumulated Benefit Column of the Pension Benefits for 2007 table below. The actuarial present values are based on the valuation method and the assumptions applied in the calculations.

Benefits reflected in the following Pension Benefits table are based on either age 65 or the earliest date the NEO would receive unreduced benefits. Messrs. Graner and Johnson are eligible for unreduced benefits upon reaching age 62.

Supplemental Executive Retirement Plan

The Company desires to retain the services of Mr. Graner and realizes that if he were to enter into competition with our Company, it may suffer a financial loss. Therefore, our Company entered into an agreement with Mr. Graner to provide him one additional unfunded supplemental retirement benefit of $10,000 per year guaranteed payable for ten years via 120 monthly installments. The agreement acknowledges that Mr. Graner may retire on the first of any month coincident with or following the completion of five years of service and attainment of age 55. If Mr. Graner elects to retire prior to the age of 65, the benefit amount will be reduced by one-half of one percent for each month by which his retirement precedes age 65. Mr. Graner agrees that, as long as he continues to receive monthly payments, he will not directly or indirectly enter into or in any manner take part in any business, profession or other endeavor either as an employee, agent, independent contractor, owner or otherwise which in the opinion of our board of directors would be in competition with the business of our Company.

Belgium

The Company provides all employees with Group Insurance/Benefits Plan for the benefit of Graco N.V. Each employee of Graco N.V. is provided with a group insurance benefit that provides retirement, life and disability benefits.

The pension benefit provides for a retirement benefit payable the first of the month following the employee's 65th birthday. The employee has three payment options: a lump sum, an annuity in life only form, or conversion to another product offered by the insurance company. The employee pays one-third of the premium and Graco N.V. pays two-thirds of the premium.

The life insurance benefit provides a payout of four times annual salary in the event of death prior to retirement. The premium for this benefit is paid by Graco N.V.

The disability coverage consists of an insured annual benefit equal to 10 percent of the annual salary limited to the AMI-Benefits ceiling, plus 70 percent of the excess. In case of occupational accident, the employee will be entitled to an annual disability benefit, equal to 70 percent of the part of the annual salary that exceeds the ceiling. Mr. Paulis' disability benefit is approximately U.S. $150,000. The premium is paid by Graco N.V.

All Graco N.V. employees have a sector retirement plan known as Sector Pension Plan Agoria. Graco N.V. is part of "the metal sector". This additional retirement plan provides for retirement beginning the first day of the month following the employee's 65th birthday. The retirement benefit will be paid as a one-time lump sum. Graco N.V. pays the monthly premium.

Pension Benefits at Fiscal Year Ended December 28, 2007

Name	Plan Name	Years Credited Service (#)	Present Value of Accumulated Benefit[1] ($)	Payments During Last Fiscal Year ($)
Patrick J. McHale	Graco Employee Retirement Plan (1991 Restatement)	18.1	226,000	—
	Graco Inc. Restoration Plan (2005 Statement)	18.1	242,000	—
David A. Roberts[3]	Graco Employee Retirement Plan (1991 Restatement)	6.1	129,000	—
	Graco Inc. Restoration Plan (2005 Statement)	6.1	660,000	—
James A. Graner[2]	Graco Employee Retirement Plan (1991 Restatement)	33.8	1,034,000	—
	Graco Inc. Restoration Plan (2005 Statement)	33.8	1,019,000	—
	Supplemental Executive Retirement Plan	N/A	67,000	—
Dale D. Johnson	Graco Employee Retirement Plan (1991 Restatement)	31.9	595,000	—
	Graco Inc. Restoration Plan (2005 Statement)	31.9	852,000	—
Charles L. Rescorla[2]	Graco Employee Retirement Plan (1991 Restatement)	19.6	341,000	—
	Graco Inc. Restoration Plan (2005 Statement)	19.6	342,000	—
Simon J. W. Paulis[4]	Group Insurance/Benefit Plan for the benefit of Graco N.V.	N/A[5]	334,695	—
	Sector Pension Plan Agoria	N/A[5]	6,323	—

(1) For details regarding the assumptions, please refer to the Graco Inc. 2007 Annual Report on Form 10-K, Part II, Item 8 Financial Statements and Supplementary Data.

(2) Mr. Graner is eligible for early retirement benefits under the Retirement Plan, Restoration Plan and Supplemental Executive Retirement Plan. Mr. Rescorla is eligible for early retirement benefits under the Retirement Plan and Restoration Plan.

(3) The portion of Mr. Robert's accrued Restoration Plan benefit attributable to the enhanced service accruals was approximately $4,000. The present value of the benefit enhancement as of December 28, 2007 was $31,000.

(4) The pension benefits provided to Mr. Paulis are provided by insured contracts through Swisslife N.V.

(5) Both the Group Insurance Benefit Plan and Sector Pension Plan are insurance contracts funded by premium contributions; as such, years of credited service are not a factor in determining the benefit amount.

Nonqualified Deferred Compensation

The Graco Deferred Compensation Plan (2005 Statement) (the "Deferred Compensation Plan") is a nonqualified, unfunded, deferred compensation plan intended to meet the requirements of Section 409A of the Internal Revenue Code. This plan was adopted following the freezing of the Graco Inc. Deferred Compensation Plan (1992 Restatement) effective December 31, 2004. Only a select group of management and highly compensated employees are eligible for the current Deferred Compensation Plan.

A participant in the Deferred Compensation Plan may elect to defer one percent to 50 percent of his or her base salary or advance sales incentive and/or one percent to 100 percent of his or her annual bonus and year-end sales incentive award. The Deferred Compensation Plan uses measurement funds to value the performance of the participants' accounts. Participants can select one or more measurement funds and allocate their accounts in whole percentages. Participants have the ability to change their measurement funds on a daily basis. Participants are fully vested in the funds credited to their account at all times.

Upon enrollment in the Plan, the participant elects the year distributions are to begin and the form of distribution. The participant may elect a one-time change to the year in which the distribution is to begin. A change will delay the first distribution date for at least five years after the date the distributions would have begun under the original election. Participants have the ability to select between the following distribution forms: lump sum or annual installments for five, ten or fifteen years. In the event of a separation from service, the account will be distributed as soon as administratively possible on the January next following the date of separation from service. For a specified employee (as defined by Code Section 409A) distributions where the timing of the distribution is based on a separation from service, the date of distribution will be the first of the month following the date that is six months after the date the specified employee separated from service.

Effective December 31, 2004, Graco froze the Graco Inc. Deferred Compensation Plan (1992 Restatement). A participant in the Graco Inc. Deferred Compensation Plan (1992 Restatement) could have deferred one percent to 25 percent of his or her base salary or advance sales incentive and/or one percent to 50 percent of his or her annual bonus and year-end sales incentive award. The Graco Inc. Deferred Compensation Plan (1992 Restatement) provided a guaranteed interest rate equal to the ten-year United States Treasury Note rate in effect on the last business day of November preceding the new calendar year. Participants are fully vested in the funds credited to their account at all times.

A participant in the Graco Inc. Deferred Compensation Plan (1992 Restatement) is eligible for distribution upon his or her retirement on or after the date the participant attains age 55 and completes at least five years of service. The monthly amount of a participant's benefit will be determined by dividing their account balance by the number of months of the payout period that was irrevocably selected by the participant upon enrollment or the number of months necessary to provide a minimum monthly payment of $1,000.

As of December 28, 2007, no executive officers were contributing to the Deferred Compensation Plan. Mr. Roberts while employed was the only eligible named executive officer to contribute to the Deferred Compensation Plan during 2007.

Name	Executive Contributions in Last Fiscal Year(1) ($)	Registrant Contributions in Last Fiscal Year ($)	Aggregate Earnings in Last Fiscal Year(2) ($)	Aggregate Withdrawals/Distributions ($)	Aggregate Balance at Last Fiscal Year End ($)
David A. Roberts	28,513	—	7,361	—	144,729(3)
James A. Graner	0(4)	—	15,481	—	234,995(5)

(1) The executive contributions have been included in the Salary column of the Summary Compensation Table.

(2) The measurement funds available under the Graco Deferred Compensation Plan (2005 Statement), and their annualized returns as of December 31, 2007, were as follows:

Fund	Asset Category	Ticker	Rate of Return (%)
Columbia Acorn USA Z	Small Growth	AUSAX	3.46
Wells Fargo Stable Return G	Stable Value	DSRF1	4.99
AIM Basic Value A	Large Blend	GTVLX	
American Funds EuroPacific Gr R4	Foreign Large Blend	REREX	18.87
American Funds Grth Fund of Amer R5	Large Growth	RGAFX	11.26
Davis Opportunity A	Mid-Cap Blend	RPEAX	-1.42
Vanguard Institutional Index	Large Blend	VINIX	5.47
Western Asset Core Plus Bond Instl	Intermediate Bond	WACPX	2.57
Hotchis & Wiley Core Value	Large Blend	HWCIX	-11.10

(3) Mr. Roberts' aggregate balance includes his balance in the Graco Inc. Deferred Compensation Plan (1992 Restatement) and his balance in the Graco Deferred Compensation Plan (2005 Statement). Mr. Roberts' aggregate balance as of December 31, 2006 for these two plans was $108,855. Includes $24,684 that was included in the Salary Column of the Summary Compensation Table for 2006.

(4) Mr. Graner did not contribute to the Graco Deferred Compensation Plan (2005 Statement) during 2007.

(5) Mr. Graner is a participant in the Graco Inc. Deferred Compensation Plan (1992 Restatement) only. Mr. Graner's balance as of December 31, 2006 was $219,514.

DIRECTOR COMPENSATION

During 2007, the annual retainer for each non-employee director of our Company, except the non-employee Chairman, was $32,000. The non-employee Chairman was paid at the rate of $75,000 per annum commencing June 11, 2007. At the Board meeting held on April 21, 2006, David A. Roberts, President and CEO, was elected Chairman, a position for which he received no compensation. Mr. Roberts held this position through June 11, 2007, when Mr. Roberts resigned as Chairman, President and CEO of the Company. Lee R. Mitau was elected Chairman on June 11, 2007, a position he held previously from May 7, 2002 through April 21, 2006. We also pay annual retainers of $5,000 for the chair of the Governance Committee and $7,500 for the chair of the Audit Committee. The annual retainer for the chair of the Management Organization and Compensation Committee increased from $5,000 to $7,500 effective May 1, 2007. The non-employee directors received a meeting fee of $1,500 for each Board meeting attended. From January through April 2007, the meeting fee for Governance Committee and Management Organization and Compensation Committee attendance was $1,000 per meeting. From May through December 2007, the meeting fee for these committees increased to $1,200. The meeting fee for the Audit Committee is $1,200 per meeting.

Attendance by telephone at any Board or Committee meeting is one-half of the fee for in-person attendance. All retainer and meeting fees are paid in arrears.

A non-employee director may elect to receive shares of our common stock instead of cash for all or part of the director's annual retainer (including committee chair retainer) and meeting fees. A director may choose to receive the shares currently or defer receipt until the director leaves the Board, at which time the director may receive the shares in a lump sum or installments. Payments, whether in a lump sum or by installments, will be made in shares of common stock, plus cash in lieu of any fractional share. When our Board declares a dividend, the director's deferred stock account is credited with additional shares of stock in an account held by a trustee in the name of the non-employee director equivalent to the number of shares that could be purchased with the dividends at the current fair market value of the shares.

Under the Stock Incentive Plan, non-employee directors receive an annual option grant. In 2007, non-employee directors received an annual option grant of 3,600 shares on the date of the Company's annual meeting of shareholders. Upon first joining the Board, non-employee directors were also eligible to receive an initial option grant of 3,600. There were no first-time non-employee director appointments in 2007. Options granted under the Plan are non-statutory, have a 10-year duration and become exercisable in equal installments over four years, beginning with the first anniversary date of the grant. The option exercise price is the fair market value of the stock on the date of grant, as defined in the Plan. The Plan defines "fair market value" as the last sale price of the stock as reported by the New York Stock Exchange on the date immediately prior to the date of grant.

At its February 2007 meeting, the Board, upon recommendation by our Governance Committee, approved an increase in the annual option and initial option grant from 3,600 to 8,600 shares. In reaching its decision to increase the grant amount, our Board confirmed its philosophy of targeting retainer and meeting fee compensation at the median of the market, and targeting equity compensation in the form of stock options above the median of the market, in order to attract and retain capable board members and to strengthen the link between our director compensation program and the interest of our shareholders in Graco stock performance. Our Governance Committee retained Hewitt Associates to conduct a peer group comparison of director compensation and present such data at its February 2008 meeting. The peer companies selected were identical to those listed on Page 13 of this Proxy Statement for executive compensation. In reviewing the peer group comparison, the Governance Committee concluded that its current retainer and meeting fee compensation, in the aggregate, is approximately at the median of the peer group, so no changes were proposed. Equity compensation, however, fell below the peer group median target. As a result, the Committee recommended to our Board, and the Board approved, an annual option and initial option grant adjustment, bringing the new option grant amount to 8,600 shares, which is approximately at the 75th percentile of the peer group. In addition to the foregoing, our Board, upon recommendation by the Governance Committee, approved implementation of share ownership guidelines for our directors. Such guidelines would require each of our non-employee directors to own a minimum of approximately five times the total value of their annual retainer and meeting fees in Company stock. All of our directors exceed this ownership requirement. Future directors will have five years from their initial date of appointment to reach the minimum ownership level.

In February 2001, our Board terminated the retirement benefit for non-employee directors, which provided that, upon cessation of service, non-employee directors who have served for five full years will receive payments for five years at a rate equal to the director's annual retainer, including any committee chair retainer fees, in effect on the director's last day of service on the Board. Such payments will be prorated and made quarterly. Payments will be made in accordance with this retirement benefit to Mr. Mitau, Ms. Morfitt and Mr. Van Dyke upon their respective retirements.

Director Compensation for Fiscal Year Ended December 28, 2007

The following table summarizes the total compensation paid to or earned by the members of our Board of Directors during the fiscal year ended December 28, 2007.

Name	Fees Earned or Paid in Cash[1] ($)	Stock Awards[2] ($)	Option Awards[3] ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings[4,5,6] ($)	Total ($)
Robert G. Bohn[7]	154	44,246	55,983	—	100,383
William J. Carroll	51,550	—	55,983	—	107,533
Jack W. Eugster	8,000	41,800	56,347	—	106,147
J. Kevin Gilligan	—	51,150	55,983	—	107,133
Lee R. Mitau	—	76,642	55,983	121,000	253,625
Marti Morfitt	—	53,517	55,983	27,000	136,500
Mark H. Rauenhorst	205	47,645	55,983	—	103,833
William G. Van Dyke	—	50,800	55,983	—	106,783
R. William Van Sant	—	58,450	56,347	—	114,797

(1) Mr. Carroll elected to receive all his retainer and meeting fees in cash. Mr. Bohn and Mr. Rauenhorst elected to receive all of their retainer and meeting fees in shares of stock plus cash in lieu of any fractional share. Mr. Eugster elected to receive 25% of his retainer in cash and 75% in deferred stock.

(2) During all or a portion of their service on the Board, Messrs. Carroll, Eugster, Gilligan, Mitau, Rauenhorst, Van Dyke, Van Sant and Ms. Morfitt have elected to defer the receipt of stock. The amounts in the Stock Awards column reflect the sum of the fair market value of the stock for each of the four calendar quarters. Fair market value is based on the closing price of the stock on the last trading day of the calendar quarter. The Deferred Stock Account balances as of December 28, 2007 are as follows: Mr. Carroll – 12,193 shares; Mr. Eugster – 4,041 shares; Mr. Gilligan – 10,189 shares; Mr. Mitau – 26,697 shares; Ms. Morfitt – 16,191 shares; Mr. Rauenhorst – 8,158 shares; Mr. Van Dyke – 21,296 shares; and Mr. Van Sant – 5,095 shares.

(3) Each non-employee director received an annual option grant of 3,600 shares on April 20, 2007, the date of the annual meeting of shareholders. The grant date fair market value of the options issued to the non-employee directors in 2007 was $11.52 per share. The amounts reported in the Option Awards column are the same as the compensation cost recognized pursuant to SFAS No. 123(R) in our financial statements for option grants made under the Stock Incentive Plan, unreduced by estimated service-based forfeitures. Information concerning these amounts may be found in Item 8, Financial Statements and Supplementary Data, and Note A to the Consolidated Financial Statements in the Company's 2007 Annual Report on Form 10-K. The option awards reflected in the calculation of this cost are identified in the Supplemental Table to the Director Options Awards column found on Page 32 immediately following the Director Compensation Table. The assumptions used in calculating these amounts are discussed in Note A to the Consolidated Financial Statements in our 2007 Form 10-K, filed with the Securities and Exchange Commission on February 19, 2008. Aggregate number of outstanding option grants at December 28, 2007 are as follows: Mr. Bohn – 8,850 unvested shares, 37,668 exercisable shares; Mr. Carroll – 8,850 unvested shares, 14,325 exercisable shares; Mr. Eugster – 9,975 unvested shares, 8,325 exercisable shares; Mr. Gilligan – 8,850 unvested shares, 26,700 exercisable shares; Mr. Mitau – 8,850 unvested shares, 42,729 exercisable shares; Ms. Morfitt – 8,850 unvested shares, 37,729 exercisable shares; Mr. Rauenhorst – 8,850 unvested shares, 30,075 exercisable shares; Mr. Van Dyke – 8,850 unvested shares, 42,729 exercisable shares; and Mr. Van Sant – 9,975 unvested shares, 8,325 exercisable shares.

(4) Prior to February 2001, non-employee directors who served five full years on the Board were eligible for a retirement benefit when they left the Board. In February 2001, the Board terminated this retirement benefit for those non-employee directors who had not met the five-year service level. Mr. Mitau, Ms. Morfitt and Mr. Van Dyke, who satisfied the service requirement in 2001, will receive this retirement benefit when they leave the Board.

(5) The assumptions that were made in calculating the aggregate change in the actuarial present value of the accumulated benefit are as follows:
- Discount rate: 6.25% as of December 31, 2007
- Retainer fee increases: 10.00% per year
- Retirement age: The Plan does not have a specified normal retirement age. Therefore the values reflect the increase in present value of the accrued benefit as of December 31, 2007.
- Form of payment: Five-year certain (payable quarterly)

(6) The change in the present value of the accrued benefit from the 2006 calendar year to the 2007 calendar year for Mr. Van Dyke was a negative $2,000. This was due to a change in the discount rate and no change to the retainer fee.

(7) Mr. Bohn resigned from the Board effective January 1, 2008. Mr. Bohn was elected to the Board effective June 1, 1999. At the time of his resignation, all of his stock options became immediately exercisable because he had completed more than five full years of service. The options granted in 1999 and 2000 will expire on the 10 year anniversary of the grant. The options granted from 2001 through 2006 will expire on the third anniversary of the date of resignation. The option granted in 2007 will expire on April 20, 2017.

Supplemental Table to the Director Option Awards Column for Fiscal Year Ended December 28, 2007

Name	Grant Date	Shares Granted (#)	Expense Recorded ($)
Robert G. Bohn	5/5/2003	3,750	1,679
	4/22/2004	3,000	5,411
	4/22/2005	3,600	7,435
	4/21/2006	3,600	0
	4/20/2007	3,600	41,458
Total			55,983
William J. Carroll	5/5/2003	3,750	1,679
	4/22/2004	3,000	5,411
	4/22/2005	3,600	7,435
	4/21/2006	3,600	0
	4/20/2007	3,600	41,458
Total			55,983
Jack W. Eugster	2/19/2004	4,500	7,635
	4/22/2004	3,000	5,411
	4/22/2005	3,600	7,435
	4/21/2006	3,600	20,319
	4/20/2007	3,600	15,547
Total			56,347
J. Kevin Gilligan	5/5/2003	3,750	1,679
	4/22/2004	3,000	5,411
	4/22/2005	3,600	7,435
	4/21/2006	3,600	0
	4/20/2007	3,600	41,458
Total			55,983
Lee R. Mitau	5/5/2003	3,750	1,679
	4/22/2004	3,000	5,411
	4/22/2005	3,600	7,435
	4/21/2006	3,600	0
	4/20/2007	3,600	41,458
Total			55,983
Marti Morfitt	5/5/2003	3,750	1,679
	4/22/2004	3,000	5,411
	4/22/2005	3,600	7,435
	4/21/2006	3,600	0
	4/20/2007	3,600	41,458
Total			55,983
Mark H. Rauenhorst	5/5/2003	3,750	1,679
	4/22/2004	3,000	5,411
	4/22/2005	3,600	7,435
	4/21/2006	3,600	0
	4/20/2007	3,600	41,458
Total			55,983
William G. Van Dyke	5/5/2003	3,750	1,679
	4/22/2004	3,000	5,411
	4/22/2005	3,600	7,435
	4/21/2006	3,600	0
	4/20/2007	3,600	41,458
Total			55,983
R. William Van Sant	2/19/2004	4,500	7,635
	4/22/2004	3,000	5,411
	4/22/2005	3,600	7,435
	4/21/2006	3,600	20,319
	4/20/2007	3,600	15,547
Total			56,347

EQUITY COMPENSATION PLAN INFORMATION

The following table provides information about shares that may be issued under our Company's various stock option and purchase plans as of December 28, 2007.

	(a)	(b)	(c)
Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans [excluding securities reflected in column (a)]
Equity compensation plans approved by security holders	3,040,106	$28.06	5,860,665
Equity compensation plans not approved by security holders[1]	738,906	$31.01	—
Total	3,779,012	$28.63	5,860,665

(1) The Company maintained one plan that did not require approval by shareholders. The Employee Stock Incentive Plan ("ESIP") is a broad-based plan designed to offer employees who are not officers of the Company the opportunity to acquire Graco stock. Under this plan, the option price is the market price on the date of the grant. Options become exercisable at such time and in such installments as the Company shall determine, and expire ten years from the date of the grant. Authorized shares remaining under the ESIP were cancelled as of April 21, 2006, with future grants to be made under the Amended and Restated Stock Incentive Plan (2006).

CERTAIN BUSINESS RELATIONSHIPS

Mr. Roberts, our former Chairman, President and Chief Executive Officer who resigned in June 2007, is the brother-in-law of Gary Tepas, the Chairman of EmKay, Inc. On June 17, 2002, we entered into an agreement with EmKay, Inc. for the lease and maintenance of approximately 164 vehicles and trailers. This agreement and the ongoing business relationship between the Company and EmKay Leasing was discussed and approved at a meeting of the Board of Directors on September 27, 2002. On April 21, 2006, the Audit Committee of the Board of Directors reviewed the terms and conditions proposed by several fleet managers, whose proposals were presented to us pursuant to a bidding process. One of the fleet managers was EmKay, Inc. The Audit Committee determined that the EmKay, Inc. terms were fair and in the best interests of our Company, and authorized the management of our Company to enter into certain lease and maintenance arrangements with EmKay Leasing and/or its affiliated entities ("EmKay"). The amount paid to EmKay for the fiscal year ended December 28, 2007, was approximately $4,400,000.

RELATED PERSON TRANSACTION APPROVAL POLICY

In February 2007, our Board of Directors adopted a written related person transaction approval policy, which sets forth our Company's policies and procedures for the review, approval or ratification of any transaction required to be reported in our filings with the Securities and Exchange Commission. Our policy applies to any transaction, arrangement or relationship or any series of similar transactions, arrangements or relationships in which our Company is a participant and in which a related person has a direct or indirect interest, other than the following:

- Payment of compensation by our Company to a related person for the related person's service to our Company in the capacity or capacities that give rise to the person's status as a "related person;" and
- Transactions generally available to all employees or all shareholders of our Company on the same terms.

The Audit Committee of our Board of Directors must approve any related person transaction subject to this policy before commencement of the related person transaction or, if it is not practicable to approve the transaction before commencement, the transaction will be submitted to the Audit Committee or chair of the Audit Committee for ratification as soon as possible. The Audit Committee or its Chair will analyze the following factors, in addition to any other factors the Audit Committee deems appropriate, in determining whether to approve a related person transaction:

- The benefits to our Company;
- The impact on a director's independence;
- The availability of other sources for comparable products or services;
- The terms of the transaction and whether they are fair to our Company;
- The terms available to unrelated third parties or to employees generally; and
- Whether the transaction is material to the Company.

The Audit Committee or its Chair may, in its or his sole discretion, approve or deny any related person transaction. Approval of a related person transaction may be conditioned upon our Company and the related person following certain procedures designated by the Audit Committee or its Chair.

BENEFICIAL OWNERSHIP OF SHARES

Director and Executive Officer Beneficial Ownership

The following information, furnished as of February 25, 2008, indicates beneficial ownership of the common shares of our Company by each director, each nominee for election as director, the named executive officers and by all directors and executive officers as a group. Except as otherwise indicated, the persons listed have sole voting and investment power.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership[1,2,3]	Percent of Common Stock Outstanding[4]	Phantom Stock Units
William J. Carroll	38,946		12,257
Jack W. Eugster	25,900		4,062
J. Kevin Gilligan	30,150		10,242
James A. Graner[2,5]	153,639		—
Dale D. Johnson	243,871		—
Lee R. Mitau	77,058		26,837
Patrick J. McHale	127,198		—
Marti Morfitt	66,194		16,276
Simon J.W. Paulis	28,951		—
Mark H. Rauenhorst	37,024		8,200
Charles L. Rescorla[2]	202,788		—
David A. Roberts[6]	11,722		—
William G. Van Dyke	66,939		21,407
R. William Van Sant	15,900		5,122
All directors and executive officers as a group (20 persons)[7]	1,540,570	2.51%	

(1) Includes 897,910 shares with respect to which executive officers, and 233,194 shares with respect to which non-employee directors, have a right, as of April 25, 2008, to acquire beneficial ownership upon the exercise of vested stock options. Mr. Roberts resigned as officer and director effective June 11, 2007. His beneficial ownership is based upon information as of December 28, 2007, pursuant to a questionnaire delivered to the Company by Mr. Roberts.

(2) Excludes the following shares as to which beneficial ownership is disclaimed: (i) 348,748 shares owned by the Graco Employee Retirement Plan, as to which Messrs. Graner, Rescorla and McHale share voting and investment power as members of the Company's Benefits Finance Committee; and (ii) 16,290 shares held by The Graco Foundation, as to which Mr. McHale shares voting and investment power as a director.

(3) Beneficial ownership excludes units shown as phantom stock units, held by each individual non-employee director listed as of February 25, 2008, the record date. Upon termination of the director's service on the Board, the non-employee director will be paid the balance in his or her deferred stock account through the issuance of Graco shares, either in a lump sum or installments, by January 10 of the year following the separation of non-employee director from service. The information in this column is not required by the rules of the Securities Exchange Commission because the phantom stock units carry no voting rights and the non-employee director has no right or ability to convert the phantom stock to common stock within 60 days of February 25, 2008. Nevertheless, we believe that this information provides a more complete picture of the financial stake that our directors have in the Company.

(4) Less than 1% if no percentage is given.

(5) Mr. Graner pledged 23,984 shares of Graco common stock for lines of credit totaling $1,200,000. The outstanding balance of the lines of credit as of December 28, 2007, was $125,000.

(6) Mr. Roberts resigned from the Board effective June 11, 2007.

(7) If the shares referred to in footnote 2 above, as to which one or more directors and designated executive officers share voting power were included, the number of shares beneficially owned by all directors, nominees for election as director and executive officers would be 1,905,609 shares, or 3.11% of the outstanding shares.

Principal Shareholder Beneficial Ownership

The following table identifies each person or group known to our Company to beneficially own as of February 25, 2008, more than 5 percent of the outstanding common shares of the Company, the only class of security entitled to vote at the Annual Meeting.

Name of Shareholder	Beneficial Ownership	Percent of Class
Capital World Investors, a division of Capital Research Management Company(1) 333 South Hope Street Los Angeles CA 90071	4,215,000	6.7%

(1) Based on information of beneficial ownership as of December 31, 2007 included in a Schedule 13G filed on February 11, 2008.

Section 16(a) Beneficial Ownership Reporting Compliance

Our Company's executive officers, directors, and 10 percent shareholders are required under the Securities Exchange Act of 1934 and regulations promulgated thereunder to file initial reports of ownership of the Company's securities and reports of changes in that ownership with the Securities and Exchange Commission. Copies of these reports must also be provided to the Company.

Based upon its review of the reports and any amendments made thereto furnished to our Company, or written representations that no reports were required, management believes that, except as set forth in this section, all reports were filed on a timely basis by reporting persons during and with respect to 2007. On September 15, 2005, Mr. Paulis sold 300 shares of Graco stock owned by him. The transaction was not reported on a Form 4 when the transaction occurred or on a Form 5 by February 2006. A Form 5 was filed on February 4, 2008.

PROPOSAL 2

PROPOSAL TO RATIFY THE APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Deloitte & Touche LLP ("Deloitte") has acted as independent registered public accounting firm for our Company since 1962. The Audit Committee of the Board, which has selected Deloitte as the independent registered public accounting firm for fiscal year 2008, recommends ratification of the selection by the shareholders. If the shareholders do not ratify the selection of Deloitte, the selection of the independent auditors will be reconsidered by the Audit Committee. A representative of Deloitte will be present at the Annual Meeting and will have the opportunity to make a statement if so desired and be available to respond to any shareholder questions.

The Audit Committee of the Board of Directors recommends a vote FOR ratification of the appointment of Deloitte as the independent registered public accounting firm for fiscal year 2008.

OTHER MATTERS

Our Board is not aware of any matter, other than those stated above, which will or may properly be presented for action at the Annual Meeting. If any other matters properly come before the meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares represented by such proxies in accordance with their best judgment.

SHAREHOLDER PROPOSALS

We did not receive a request from any shareholder that a matter be submitted to a vote at the 2008 Annual Meeting. Any shareholders wishing to have a matter considered for inclusion in the proxy statement for the Annual Meeting in the year 2009 must submit such proposal in writing to the Secretary of the Company at the address shown on page 1 of this Statement no later than November 11, 2008.

Any shareholder proposal for the Annual Meeting in year 2009 not included in the Proxy Statement must be submitted by written notice to the Secretary of the Company by January 25, 2009 to be considered.

You are respectfully requested to exercise your right to vote as described in the Notice. In the event that you attend the meeting, you may revoke your proxy (either given by telephone, via the internet or by mail) and vote your shares in person if you wish.

For the Board of Directors,

Karen Park Gallivan
Secretary

Dated March 11, 2008

GRACO
GRACO INC.
88 11TH AVENUE N.E.
MINNEAPOLIS, MN 55413-1894

VOTE BY INTERNET - www.proxyvote.com
Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 P.M. Eastern Time the day before the meeting date. Have your Notice of Internet Availability of Proxy Materials or, if you requested one, your proxy card, in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

ELECTRONIC DELIVERY OF FUTURE SHAREHOLDER COMMUNICATIONS
If you would like to reduce the costs incurred by Graco Inc. in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access shareholder communications electronically in future years.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions up until 11:59 P.M. Eastern Time the day before the meeting date. Have your Notice of Internet Availability of Proxy Materials or, if you requested one, your proxy card, in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Graco Inc., c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS: GRACO1 KEEP THIS PORTION FOR YOUR RECORDS

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED. DETACH AND RETURN THIS PORTION ONLY

GRACO INC.

The Board of Directors Recommends a Vote FOR Items 1 and 2.

Vote On Directors

	For All	Withhold All	For All Except	To withhold authority to vote for any individual nominee(s), mark "For All Except" and write the number(s) of the nominee(s) on the line below.
1. Election of Directors: NOMINEES: 01) Patrick J. McHale 02) Lee R. Mitau 03) Marti Morfitt	▢	▢	▢	________________

Vote On Proposal

	For	Against	Abstain
2. Ratification of Appointment of Deloitte & Touche LLP as the Independent Registered Public Accounting Firm.	▢	▢	▢

In their discretion, the Proxies are authorized to vote upon such other business as may properly come before the meeting. A properly executed proxy will be voted in the manner directed by the person(s) signing below. If you make no choice, your proxy will be voted "FOR" Items 1 and 2.

Please sign exactly as your name(s) appear(s) hereon. In the case of joint owners, each should sign. If signing as executor, trustee, guardian or in any other representative capacity or as an officer of a corporation, please indicate your full title.

Signature [PLEASE SIGN WITHIN BOX] Date

Signature (Joint Owners) Date


N
694
169
100
94
Broadway
55
394
Downtown Mpls.
94
35W
494
Marshall
Broadway
ROC
RI
11th Ave N.E.
Sibley St.
Ramsey St.
TC
RI - Graco Inc.
George Aristides Riverside Center
1150 Sibley Street NE
Minneapolis, MN 55413
Phone: 612-623-6639

GRACO INC.

ANNUAL MEETING OF SHAREHOLDERS

Friday, April 25, 2008
1:00 p.m. Central Time

George Aristides Riverside Center
1150 Sibley Street N.E.
Minneapolis, Minnesota 55413

Important Notice Regarding Internet Availability of Proxy Materials for the Annual Meeting:
The Notice and Proxy Statement, Form 10-K, and Annual Report are available at www.proxyvote.com.

GRACO INC.
88 Eleventh Avenue N.E.
Minneapolis, Minnesota 55413

proxy

This Proxy is solicited by the Board of Directors for use at the Graco Inc. Annual Meeting on Friday, April 25, 2008.

The shares of common stock of Graco Inc. which you were entitled to vote on February 25, 2008, will be voted as you specify on this card.

By signing this proxy, you revoke all prior proxies and appoint Patrick J. McHale and James A. Graner as Proxies, each of them acting in the absence of the other, with full power of substitution, to vote your shares as specified on the reverse side and at their discretion on any other matter which may properly come before the Annual Meeting or any adjournment thereof.

SEE REVERSE FOR VOTING INSTRUCTIONS.

Meeting Location

The Annual Meeting for shareholders as of February 25, 2008
is to be held on April 25, 2008 at 1:00 p.m. Central Time
at: George Aristides Riverside Center
1150 Sibley Street N.E.
Minneapolis, Minnesota 55413



N
694
169
100
94
Broadway
55
394
Downtown Mpls.
94
35W
494
Marshall
Broadway
ROC
11th Ave N.E.
RI
Sibley St.
Ramsey St.
TC
RI - Graco Inc.
George Aristides Riverside Center
1150 Sibley Street NE
Minneapolis, MN 55413
Phone: 612-623-6639

THIS AREA RESERVED FOR LANGUAGE
PERTAINING TO HOUSEHOLDING
IF APPLICABLE.

R1GRC2

P99999-010
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OF

Voting items

The Board of Directors Recommends a Vote FOR Items 1 and 2.

1. Election of Directors:

   Nominees:

   01) Patrick J. McHale
   02) Lee R. Mitau
   03) Marti Morfitt

2. Ratification of Appointment of Deloitte & Touche LLP as the Independent Registered Public Accounting Firm.

BARCODE

CONTROL # → 0000 0000 0000

BROADRIDGEXXXXXXXXXXXXXXXXXXXXXXXXXXXX-40
FINANCIAL SOLUTIONS
ATTENTION:
TEST PRINT
51 MERCEDES WAY
EDGEWOOD, NY
11717

Acct #XXXXXXXXXXXX
SHARESXXXXXXXXXXX
Cusip
P99999-010
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15
OF

R1GRC3

Important Notice Regarding the Availability of Proxy Materials for the Shareholder Meeting to be held on April 25, 2008

This communication presents only an overview of the more complete proxy materials that are available to you on the Internet. We encourage you to access and review all of the important information contained in the proxy materials before voting.

The following materials are available for view:

Notice and Proxy Statement, Form 10-K, and Annual Report

To view this material, have the 12-digit Control #(s) available and visit: **www.investoreconnect.com**

If you want to receive a paper or e-mail copy of the above listed documents, you must request one. There is no charge to you for requesting a copy. To facilitate timely delivery, please make the request as instructed below on or before April 7, 2008.

To request material: **Internet:** www.investoreconnect.com **Telephone:** 1-800-579-1639 ****Email:** sendmaterial@investoreconnect.com

If requesting material by e-mail, please send a blank e-mail with the **12-digit Control #(s) (located on the following page) in the subject line.
Requests, instructions and other inquiries will NOT be forwarded to your investment advisor.

B A R C O D E

GRACO INC.
88 11TH AVENUE N.E.
MINNEAPOLIS, MN 55413-1894

1-BROADRIDGEXXXXXXXXXXXXXXXXXXXXXXXXXXX40
2-FINANCIAL SOLUTIONSXXXXXXXXXXXXXXXXXXX40
3-ATTENTION:XXXXXXXXXXXXXXXXXXXXXXXXXXX40
4-TEST PRINT
5-51 MERCEDES WAY
6-EDGEWOOD,
7-NY
8-11717

15 12 1 OF 2

R1GRC1

GRACO INC.

Vote In Person

Many shareholder meetings have attendance requirements including, but not limited to, the possession of an attendance ticket issued by the entity holding the meeting. Please check the meeting materials for any special requirements for meeting attendance. At the Meeting you will need to request a ballot to vote these shares.

Vote By Internet

To vote ***now*** by Internet, go to **WWW.PROXYVOTE.COM.**
Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 P.M. Eastern Time the day before the meeting date. Have your notice in hand when you access the web site and follow the instructions.

P99999-010
12

02 0000000000 999999999999

NAME	
THE COMPANY NAME INC. - COMMON	123,456,789,012.12345
THE COMPANY NAME INC. - CLASS A	123,456,789,012.12345
THE COMPANY NAME INC. - CLASS B	123,456,789,012.12345
THE COMPANY NAME INC. - CLASS C	123,456,789,012.12345
THE COMPANY NAME INC. - CLASS D	123,456,789,012.12345
THE COMPANY NAME INC. - CLASS E	123,456,789,012.12345
THE COMPANY NAME INC. - CLASS F	123,456,789,012.12345
THE COMPANY NAME INC. - 401 K	123,456,789,012.12345

R1GRC4

Acct #XXXXXXXXXXXX
SHARESXXXXXXXXXXX
Cusip
P99999-010
12
15
OF



END

GRACO

Graco Inc. World Headquarters Minneapolis Minnesota www.graco.com